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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, New York 10022

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2011, was EUR 24,448,319,047.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 132 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 132 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2011, was EUR 5,832,707,360.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2011, was (in millions):

U.S. dollar		$3,531
Japanese yen	JPY	57,884
Australian dollar	AUD	1,330
Swedish Kroner	SEK	2,583
Norwegian Kroner	NOK	294
New Zealand dollar	NZD	74

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section—Group Management Report”, “Financial Section—Consolidated Financial Statements—Consolidated Statement of Comprehensive Income”, “Financial Section—Consolidated Financial Statements—Cash Flow Statement”, “Financial Section—Notes to the Consolidated Financial Statements”, “Financial Section—Unconsolidated Financial Statements—Unconsolidated Profit and Loss Account”, and “Financial Section—Notes to the Unconsolidated Financial Statements”, pp. 27-54, 55, 56, 58-59, 60-105, 115-116, 117-130 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2011.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2011.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of December 31, 2011 giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2011, was EUR 1,042.66 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976; Federal Republic of Germany, Finance Agency, Auctions Results 2011,
http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Institutionelle_Investoren/Auktionen/Auktionen_Archiv/Auctions_2011.pdf.) For information on the debt of the Federal Republic, see “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government—Summary”, p. G-37 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2011, the total amount of external funded indebtedness of the Federal Republic, which is defined as non-euro denominated debt with an initial maturity of one year or more, was US$4 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-37 to G-41of Exhibit (d), which are hereby incorporated by reference herein.

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(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

4.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2011 was EUR 30.27 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976; Federal Republic of Germany, Finance Agency, Auctions Results 2011,
http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Institutionelle_Investoren/Auktionen/Auktionen_Archiv/Auctions_2011.pdf.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

5.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance,” pp. G-30 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2011.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2011.

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6.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial Systems—Official Foreign Exchange Reserves,” pp. G-24 of Exhibit (d), which is hereby incorporated by reference herein.

7.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-21 to G-22 of Exhibit (d), which are hereby incorporated by reference herein.

8.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-19 to G-20 of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)	–	The latest annual budget for the Federal Republic of Germany (pp. G-30 to G-36 of Exhibit (d) hereto).

Exhibit (d)	–	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 15, 2012.

Exhibit (e)	–	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	–	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 15, 2012.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director Member of the Board of Managing Directors

By	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director
:

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-30 to G-36 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 15, 2012.

(e)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

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LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 15, 2012, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2011.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 15, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2843 (EUR 0.7786 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904
Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446
Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547
Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959
Year ended December 31, 2011	1.2973	1.3993	1.4875	1.2926
Quarter ended March 31, 2012	1.3334	1.3249	1.3463	1.2682

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2012, as published by the Federal Reserve Bank of New York.

2012	High	Low

January	1.3192	1.2682
February	1.3463	1.3087
March	1.3336	1.3025
April	1.3337	1.3064
May (through May 11, 2012)	1.3226	1.2937

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2012. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2012 to be announced at a press conference and published in April 2013.

The first quarter of 2012 was characterized by a continuing high demand for our program loans. The approved volume of program loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to €1,327.2 million (as compared with €1,239.6 million during the three months ended March 31, 2011).

From the total anticipated medium and long-term issue requirement of prospective €10 billion for 2012, Rentenbank was already able to raise €4.4 billion in the first quarter (as compared with €4.6 billion during the three months ended March 31, 2011). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.4 billion during the first quarter of 2012 (as compared with €4.7 billion during the three months ended March 31, 2011).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2011	1.3	4.7
2nd quarter 2011	0.3	2.9
3rd quarter 2011	0.6	2.7
4th quarter 2011	-0.2	2.0
1st quarter of 2012	0.5	1.2

The German economy has returned to its growth curve: In the first quarter of 2012, GDP rose compared to the fourth quarter of 2011. In the last quarter of 2011, GDP had suffered the first slight dip since the global economic crisis in 2009.

Compared to the fourth quarter of 2011, the main factor that contributed positively to economic growth in the first quarter of 2012 was the balance of exports and imports: According to provisional calculations, exports – in contrast to imports – rose at the beginning of the year. Domestic consumption was also higher in the first quarter of 2012 compared to the previous quarter. This development, in part, compensated for a decrease in capital formation.

GDP also grew in the first quarter of 2012 compared to the first quarter of 2011.

Source: Statistisches Bundesamt, Bruttoinlandsprodukt im 1. Quartal 2012 deutlich im Plus, press release of May 15, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/05/PD12_166_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1

Consumer prices in Germany were 2.1% higher in April 2012 compared to April 2011, with the inflation rate remaining at the same level as the year-over-year inflation rate in March 2012. The inflation rate has thus exceeded 2% since February 2011.

The inflation rate in April 2012 was again driven by price increases in energy which rose by 5.8% compared to April 2011. Prices for motor fuels increased by 6.3% in April 2012 compared to April 2011, reaching a new record high. Prices for household energy also rose significantly by 5.5% in April 2012 compared to April 2011. Excluding energy prices, the inflation rate would have been 1.5% in April 2012 compared to April 2011. Prices for food increased by 3.0% in April 2012 compared to April 2011. Prices for goods overall increased above average by 3.1% in April 2012 compared to April 2011, while prices for services increased below average by 1.0% compared to a year earlier.

Compared to March 2012, the consumer price index in April 2012 increased by 0.2%, with energy prices increasing by 0.4% and food prices declining slightly by 0.1%.

Source: Statistisches Bundesamt, Verbraucherpreise April 2012: + 2,1 % gegenüber April 2011, press release of May 11, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/05/PD12_160_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)

March 2011	6.5	6.2
April 2011	5.9	6.1
May 2011	5.8	6.0
June 2011	6.0	5.9
July 2011	6.1	5.9
August 2011	6.0	5.8
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.6
December 2011	5.5	5.6
January 2012	6.3	5.6
February 2012	5.9	5.6
March 2012	5.5	5.6

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.
(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 572,000 persons, or 1.4%, in March 2012 compared to March 2011. Compared to February 2012, the number of employed persons in March 2012 increased by approximately 37,000, or 0.1%, after elimination of seasonal variations.

The number of unemployed persons in March 2012 decreased by approximately 418,000, or 15.4%, compared to March 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2012 increased by 16,000, or 0.4%, compared to February 2012.

Sources: Statistisches Bundesamt, März 2012: Arbeitsmarkt entwickelt sich weiter robust, press release of May 2, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/05/PD12_153_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote:
Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&startjahr=2010&endjahr=2012&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to March 2012	January to March 2011

Foreign trade	45.5	40.8
Services	-0.5	1.9
Factor income (net)	15.5	13.2
Current transfers	-15.1	-13.5
Supplementary trade items	-4.5	-1.8

Current account	40.9	40.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, März 2012: Rekordwerte bei deutschen Aus- und Einfuhren, press release of May 9, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/05/PD12_159_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of organic farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “—Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “Relationship with the Federal Government — Anstaltslast”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

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Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2011, Rentenbank had total consolidated assets of approximately €88.9 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 109.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

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With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management - Board of Managing Directors, “Management — Advisory Board”, and “Management — General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “German Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. It also includes borrowers engaged in related businesses such as manufacturers of machinery used in bioenergy-production. This sector also covers lending for photovoltaic power plants, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of standard promotional loans and accounted for 50.9% of our loan portfolio at December 31, 2011. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2011	2010

	(EUR in millions)
Loan commitments(1):	10,617	11,711
Standard promotional loans for agriculture and rural areas	1,817	1,877
Program loans for specific promotional purposes and assistance measures	6,256	5,980
Renewals	2,544	3,854
Securities	3,845	4,347

Total medium- and long-term extensions of credit	14,462	16,058

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the program loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2011 and 2010.

	At December 31,

	2011	2010

	(EUR in millions)
Program loans for specific promotional purposes and assistance measures	26,655	22,919
Standard promotional loans for agriculture	27,582	27,885

Total	54,237	50,804

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2011 and 2010.

	At December 31,

	2011	2010

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	19,249	18,258
Medium-term (between one year and five years)	18,299	16,650
Short-term (less than one year)	13,492	14,176
Direct Loans:
Long-term (five years or more)	181	417
Medium-term (between one year and five years)	2,380	953
Short-term (less than one year)	121	88

Total	53,722	50,542

Our portfolio of traditional loans consists primarily of program loans for specific promotional purposes and assistance measures and medium- and long-term standard promotional loans for the agricultural sector and the food industry as well as rural areas. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2011, totaled €54.2 billion, an increase of 6.7% from €50.8 billion at December 31, 2010. At December 31, 2011, this loan portfolio represented 61.0% of our total assets.

Our program loans for specific promotional purposes accounted for 49.1% of our loan portfolio at the end of 2011 compared with 45.1% of our loan portfolio at the end of 2010. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our promotional lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to

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the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Our standard promotional loans accounted for 50.9% of our loan portfolio at December 31, 2011, compared with 54.9% of our loan portfolio at December 31, 2010. It is composed of secured and unsecured loans to German and public sector and private sector banks in the European Union and Norway. Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “— Credit Analysis”.

At December 31, 2011, approximately 27.3% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Program Loans for Special Promotional Purposes and Assistance Measures

Program loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following program loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these programs were subject to a significant restructuring. The structure of the programs allows us the promotion along the entire food value chain. Loans

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are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Programs for agricultural and fishing enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the most attractive “TOP”-interest terms, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 24.6% of program loans made during the year ended December 31, 2011, were of this type;

•	Programs for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at “TOP”-interest terms are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 5.2% of new program loans made during the year ended December 31, 2011, were of this type;

•	Renewable Energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. Approximately 36.8% of program loans made during the year ended December 31, 2011, were of this type;

•	Rural Development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, the development of regional tourism through the construction of parks, harbors, campgrounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 2.5% of program loans made during the year ended December 31, 2011, were of this type; and

•	Loan programs on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 30.9% of new program loans made during the year ended December 31, 2011.

Although we review the applications and the eligibility of the end borrower, program loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 0.75% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Program loans have maturities

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of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 55% of our program loans have an original maturity of more than ten years. Unlike standard promotional loans, program loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new program loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our loan programs, see “— Program Loans for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in Europe, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2011, the securities portfolio accounted for 27.7% of total assets. Of our portfolio of debt securities, at December 31, 2011, 5.7% were issued by public issuers, compared to 6.6% at December 31, 2010.

The following table shows the aggregate book value of our securities portfolio on a consolidated basis at December 31, 2011 and 2010.

Securities Portfolio

	At December 31,

	2011	2010

	(EUR in millions)
From public issuers	1,403	1,740
From other issuers	23,216	24,683

Total securities	24,619	26,423

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2011, LRB had total assets of €219.9 million according to the annual financial statements prepared in accordance with German commercial law.

DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2011, DSV had total assets of €15.0 million according to the annual financial statements prepared in accordance with German commercial law.

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Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up loan programs for agricultural enterprises to provide liquidity. These programs involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these programs is included in “-Programs for agricultural enterprises”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 12 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2011, we issued the equivalent of €6.3 billion of Euro Medium-Term Notes,

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€2.0 billion of AUD-Medium-Term Notes and approximately €2.9 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines – for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on a consolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2011	2010

	(EUR in millions)
International Loans / Promissory notes	2,858.8	2,508.0
Registered bonds (Namensschuldverschreibungen)	5,590.0	5,540.2
Bearer bonds:
Secured	1.1	3.1
Unsecured*	68,837.8	65,725.9

Total	77,287.7	73,777.2

*	Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 74.1% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The Financial Institutions department applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with

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every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2011, a notional amount of €0.0 billion of liabilities to banks, €0.2 billion of liabilities to customers, €50.0 billion of securitized liabilities and €0.6 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2011, a notional amount of €0.1 billion of loans and advances to banks and €1.9 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

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We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2011. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2011

(EUR in millions)(1)
Long-term debt from:
Banks	2,468
Other lenders	5,224

Total long-term borrowings	7,692

Bonds	50,961

Total long-term debt	50,961

Subordinated liabilities	904

Total subordinated liabilities	904

Equity:
Subscribed capital	135
Reserves(2)	2,334
Revaluation Reserve	(763)

Total equity	1,706

Total capitalization	61,263

(1)	On May 15, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2843 (EUR 0.7786 per U.S. dollar).
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2011, Rentenbank’s Core Capital (or Tier I) ratio amounted to 17.2% and its Supplementary Capital (or Tier II) ratio amounted to 9.2%. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt
Dipl.-Volksw. Dr. Horst Reinhardt

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

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The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner MdB, Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organisations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Franz-Josef Möllers, Westfälisch-Lippischer Landwirtschaftsverband, Münster

Präsident Norbert Schindler MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Berlin

Präsidentin Brigitte Scherb, Deutscher LandFrauenverband e.V., Berlin

Präsident Werner Hilse, Landvolk Niedersachsen Landesbauernverband e.V., Hannover

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Dr. Werner Hildenbrand, Stellvertretender Vorsitzender der Bundesvereinigung der deutschen Ernährungsindustrie, Esslingen

State Ministers of Agriculture or their permanent official representatives:(1)
Rhineland-Palatinate	Ulrike Höfken, Staatsministerin für Umwelt, Landwirtschaft, Ernährung, Weinbau und Forsten, Mainz

Saxony-Anhalt	Dr. Hermann Onko Aeikens, Minister für Landwirtschaft und Umwelt des Landes Sachsen-Anhalt, Magdeburg

Schleswig-Holstein	Dr. Juliane Rumpf, Ministerin für Landwirtschaft, Umwelt und ländliche Räume des Landes Schleswig-Holstein, Kiel

Representative of the not-for-profit Trade Unions:	Klaus Wiesehügel, Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Staatssekretär Dr. Robert Kloos, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

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Representative of the Ministry of Finance:	Ministerialdirigent Dr. Klaus Stein, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Klaus-Peter Müller, Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Wolfgang Kirsch, Vorsitzender des Vorstandes der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Heinrich Haasis, Präsident des Deutschen Sparkassen- u. Giroverbands e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German federal states is represented on the Issuer’s Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Advisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2011, we had 240 employees. Of these, 218, or 90.80% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 22 employees, or 9.20%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 136 employees, or 56.70% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Dr. Theodor Seegers and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “— Capital Adequacy Requirements” and “— Liquidity and Other Regulatory Requirements” below.

The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the German

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Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to credit risks (Adressrisiken) with respect to material idiosyncratic differences between similar but not identical positions and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to credit risks and operational risks are satisfied, provided that the aggregate sum of the credit risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the credit risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to credit risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, (i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of

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payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “— Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the German Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

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Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2011, dated March 9, 2012, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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GROUP MANAGEMENT REPORT

Economic Environment

The year 2011 was characterized by the continuing sovereign debt crisis in Europe, the consequences of which are now materializing in the real economy. From mid-year, economic momentum weakened again in the major developed countries. In the first half, the easing of monetary and fiscal policy introduced in the previous year had led to strong recoveries in many countries.

The euro zone gross domestic product (GDP) grew by 1.5% in 2011, after an increase of 1.9% in 2010. The situation in the individual euro zone countries was quite mixed. While Greece and Portugal were in a recession, Germany continued to outpace the euro zone average with GDP growth of 3.0% (compared with 3.7% in 2010). The major stimuli came from the strong export activities with emerging markets and a recovering domestic demand. The unemployment rate fell during the reporting year from 6.4% to 5.5%, as measured by the International Labor Organization. The situation was different in the euro zone: The unemployment rate rose from 10.0% to 10.6% as a result of the economic downswing in the second half. The average rate for the year of 10.1%, however, remained unchanged from the prior-year level.

Euro zone consumer prices increased more strongly in 2011 compared to the previous years. With a rate of 3%, a three-year high was achieved in the fall of the year. This was mainly caused by rising prices for raw materials and food. However, pressure on prices abated towards the end of the year against the background of weak economic prospects and base effects. The average for the year was 2.7%, after 1.6% in the prior year.

The European Central Bank (ECB) tightened its monetary policy by summer 2011, after having not changed its interest rate policy for almost two years. As the risks of inflation increased during the first half against the backdrop of the continuing economic recovery, the ECB increased its key lending rate in April and July by 0.25 percentage points each to 1.5%. In view of increasing risks to economic growth and the subsiding price pressure, the ECB cut its key rate again in November and December in two steps to 1.0%. The refinancing transactions to stabilize the banking system were continued by the ECB during the whole of the year. In August, the ECB also resumed its purchases of government bonds to support financially weak countries of the euro zone.

The European debt crisis was exacerbated again during 2011. On the international financial markets, Greece and other highly indebted countries such as Italy and Spain were granted loans very rarely or only at sharply increased interest rates. Therefore, the heads of states and governments of the European Union (EU) agreed on establishing a permanent rescue funding program (European Stability Mechanism, ESM) for debt-stricken euro zone countries, replacing the previous bailout fund EFSF (European Financial Stability Facility). As a result of the deteriorating situation in Greece, the EU and the International Monetary Fund (IMF) resolved to introduce additional bailout packages for Greece during the course of the year, involving the support of the private financial sector. Moreover, so-called “debt brakes” and more stringent deficit procedures for the EU member states are intended to sustainably reduce levels of government debt.

These measures, however, did not lead to the expected permanent stabilization of the financial markets. Accordingly, the year 2011 was characterized by a high volatility on the markets. Many investors pulled out of high-risk asset classes, especially starting from mid-year, and favored safe haven investments. This resulted in declining long-term yields. In September, the return on ten-year German federal government bonds fell below the 2% threshold for the first time and stood at 1.83% at year-end.

The economic conditions improved for the German agricultural sector in 2011. The low interest-rate level fueled investing activities, as did the prices for agricultural commodities, which rose sharply in some cases. Investments in biogas plants saw particularly high growth rates. Due to the more favorable background, the demand for liquidity assistance loans declined.

Company performance

The business trend of Rentenbank in 2011 saw persistently high demand for promotional financing transactions and stable development of financial performance, despite the continuing financial market crisis. Demand for program loans for specific purposes was very high, especially due to the strong investment activity. Due to the still high preference of international investors for safe haven investments, the funding conditions remained positive.

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In fiscal year 2011, the total volume of promotional business amounted to € 66.7 billion (compared with € 66.5 billion in 2010), representing an increase of 0.3% over the prior year. As a result of the increase in new business for program loans for specific purposes, the portfolio of promotional loans grew by € 1.5 billion or 3.5% to € 44.1 billion in 2011 (compared with € 42.6 billion in 2010). This is primarily a consequence of the more favorable general economic conditions within the agricultural sector. The volume of securitized lending declined as a result of higher volume of amounts due and a lower new business volume. Overall, new promotional loans were granted in the amount of € 11.9 billion in fiscal year 2011 (compared with € 12.2 billion in 2010).

In the year under review, Rentenbank borrowed funds in the amount of € 12.0 billion (compared with € 10.6 billion in 2010) on domestic and foreign capital markets. Refinancing transactions on the capital market used the following instruments:

	2011		2010

	€ billion	%	€ billion	%

EMTN	6.2	51.7	7.0	66.0
Global bonds	2.9	24.2	2.0	18.9
AUD-MTN	2.0	16.6	1.5	14.2
International loans/promissory notes	0.3	2.5	0.0	0.0
Domestic capital market instruments	0.6	5.0	0.1	0.9

Total	12.0	100.0	10.6	100.0

The total margin increased slightly during the year. The financial performance overall remained stable.

Total assets and business volume

Balance sheet (extract)	Dec. 31, 2011 € billion	Dec. 31, 2010 € billion	Change in € billion

Total assets	88.9	83.8	5.1

Loans and advances to banks	51.4	49.3	2.1
Loans and advances to customers	2.9	1.5	1.4
Positive fair values of derivative financial instruments	7.8	6.0	1.8
Financial investments	24.7	26.5	-1.8

Liabilities to banks	3.1	2.5	0.6
Liabilities to customers	6.1	5.6	0.5
Securitized liabilities	68.2	65.1	3.1
Negative fair values of derivative financial instruments	4.3	3.3	1.0
Provisions	0.1	0.1	0.0

Total assets increased by € 5.1 billion or 6.1% to € 88.9 billion as of December 31, 2011, up from € 83.8 billion as of December 31, 2010. This growth was mainly attributable to the increased volume of program loans for specific purposes. Total assets of the consolidated subsidiaries in accordance with HGB as of December 31, 2011, are as follows:

Subsidiary	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	219.9	219.5	0.4
DSV Silo- and Verwaltungsgesellschaft mbH, Frankfurt am Main	15.0	16.6	-1.6

Contingent liabilities excluding irrevocable loan commitments totaled € 3.1 million (compared with € 4.1 million in 2010).

In accordance with its competition neutrality, the Group basically extends its loans via other banks. This is reflected on the asset side of the balance sheet in the loans and advances to banks with a proportion in

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total assets of 57.8% (compared with 58.8% in 2010). As of December 31, 2011, this item amounted to € 51.4 billion (compared with € 49.3 billion in 2010). The change by € 2.1 billion was mainly a result of the significant rise of program loans and a decline due to maturing promissory note loans.

Loans and advances to customers increased by € 1.4 billion to € 2.9 billion (compared with € 1.5 billion in 2010) as a result of new business with German federal states.

Financial investments, which consist almost exclusively of bank bonds, declined by € 1.8 billion to € 24.7 billion (compared with € 26.5 billion in 2010) as maturities exceeded new business. The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities, or collateralized debt obligations. Information related to the exposure in peripheral states is set out in the Risk Report in the section entitled “Credit risk.”

Liabilities to banks increased by € 0.6 billion to € 3.1 billion (compared with € 2.5 billion in 2010), primarily as a result of the increase of position in the short-term money market funding.

Liabilities to customers increased by € 0.5 billion to € 6.1 billion (compared with € 5.6 billion in 2010). This balance sheet item primarily comprises registered bonds and promissory note loans amounting to € 5.5 billion at year-end, unchanged from the previous year.

The portfolio of securitized liabilities amounted to € 68.2 billion as of December 31, 2011 (compared with € 65.1 billion in 2010), representing a rise of € 3.1 billion or 4.8%. This increase is attributable to new business and effects from currency translation. The Medium Term Note (MTN) programs are the most important refinancing source and amounted to € 47.3 billion (compared with € 43.0 billion in 2010). Global bonds totaled € 13.5 billion at year-end (compared with € 12.1 billion in 2010). The ECP program for money market funding was utilized to a lesser extent, with the volume declining by € 2.6 billion to € 7.4 billion (compared with € 10.0 billion in 2010).

The positive fair values of derivative financial instruments increased by € 1.8 billion to € 7.8 billion (compared with € 6.0 billion in 2010), while negative fair values rose by € 1.0 billion to € 4.3 billion (compared with € 3.3 billion in 2010). The changes resulted from mark-to-market valuations, especially due to effects from currency translation. Derivatives are exclusively entered into to hedge existing or expected market price risks. Rentenbank does not enter into credit default swaps (CDS).

Provisions slightly increased to € 104.2 million (compared with € 102.1 million in 2010). An amount of € 6.4 million was added to pension provisions (compared with € 6.6 million in 2010). The amount of provisions used for current payments for pensions amounted to € 5.6 million, unchanged from the previous year. The present value of the defined benefit obligations was determined on the basis of a discount rate of 4.8% (compared with 4.8% in 2010).

Financial performance

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

1) Income statement
Net interest income before provisions for loan losses/promotional contribution	361.9	350.9	11.0
Provisions for loan losses/promotional contribution	15.6	5.0	10.6
Administrative expenses	48.0	49.2	-1.2
Net other income/expense	-15.2	-0.5	-14.7
Operating result	283.1	296.2	-13.1
Result from fair value measurement and from hedge accounting	-352.4	-144.4	-208.0
Group’s net income/loss	-69.3	151.8	-221.1
2) Other comprehensive income/loss
Change in the revaluation reserve	-359.8	-230.0	-129.8
3) Group’s total comprehensive income	-429.1	-78.2	-350.9

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Operating result

Operating earnings have developed positively in the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached € 3,906.5 million (compared with € 4,019.3 million in 2010). After deducting interest expenses of € 3,544.6 million (compared with € 3,668.4 million in 2010), net interest income amounted to € 361.9 million (compared with € 350.9 million in 2010). Improved margins in the promotional lending business contributed primarily to the increase by € 11.0 million.

Only due to a gain realized in the previous year from the sale of a receivable previously written off, the item “provision for loan losses/promotional contribution” increased by € 10.6 million as of the balance sheet date. Measurement losses in the amount of € 11.3 million for a security recognized in the revaluation reserve directly in equity were reclassified to the net result from financial investments due to an impairment on the basis of expected defaults. These special items resulted in a decline of the operating result by € 13.1 million to € 283.1 million (compared with € 296.2 million in 2010).

Due to the special items mentioned above the operating result in the Promotional Business segment fell to € 120.0 million (compared with € 128.6 million in 2010), in spite of improved margins. Earnings in the Treasury Management segment fell to € 62.5 million (compared with € 74.9 million in 2010) due to tighter margins in the short-term interbank business. In the Capital Investment segment, earnings improved to € 100.6 million (compared with € 92.7 million in 2010).

Result from fair value measurement and from hedge accounting

All derivatives and certain balance sheet items are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting. In the context of hedged items as part of hedging relationships, only those fair value changes are taken into account where these changes result from changes in the deposit/swap curves (benchmark curves for the interbank business).

The development of the result from fair value measurement and from hedge accounting is influenced almost exclusively by credit spread induced margin changes. Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing with largely matching maturities as well as hedging through derivatives.

As a result of the continuing debt crisis in Europe, the premiums based on changes in credit spreads were mixed in 2011. While risk premiums for the majority of issuers, above all from countries particularly affected by the debt crisis, continued to rise, premiums for Rentenbank issues declined. This led to measurement losses for our upward revaluated own issues, but also for downward revaluated assets.

As of December 31, 2011, overall measurement losses amounted to € -352.4 million, representing a significant increase compared to measurement losses of € -144.4 million in the prior year.

Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group as a non-trading book institution, provided that no counterparty default occurs. They are reversed in subsequent years until the maturity of the relevant transactions.

Group’s net income/loss for the year

The decline of the result from fair value measurement and from hedge accounting by € 208.0 million to € -352.4 million (compared with € -144.4 million in 2010) resulted in a Group net loss for the year of € -69.3 million (compared with a Group net income of € 151.8 million in 2010).

Other comprehensive income

The other comprehensive income from changes in the revaluation reserve primarily includes fair value changes attributable to changes in credit spreads related to available-for-sale securities. The changes in the fair value of these securities attributable to fluctuations of the deposit/swap curve are reported in the result from fair value measurement and from hedge accounting. In addition, the other comprehensive income includes the amortization of the fair value changes of securities which were reclassified into the held-to-maturity category in fiscal 2008.

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The continuing rise of premiums based on changes in credit spreads led to a reduction in the securities’ market values. This resulted in a measurement loss of € -402.9 million (compared with a measurement loss of € -304.1 million in 2010) to be recognized in the revaluation reserve. Taking into account the amortization of the securities reclassified in 2008 in the amount of € 43.1 million (compared with € 74.1 million in 2010), the revaluation reserve decreased by a total of € -359.8 million in 2011 (compared with € -230.0 million in 2010).

Total comprehensive income of the Group

Total comprehensive income as of December 31, 2011 amounted to € -429.1 million (compared with € -78.2 million in 2010), representing a decrease of € 350.9 million against the previous year. This decline is almost exclusively attributable to the lower measurement result, which fell by € 337.8 million to a measurement loss of € -712.2 million (compared with a measurement loss of € -374.4 million in 2010), which comprises the changes in the revaluation reserve as well as the result from fair value measurement and from hedge accounting.

Reconciliation to the Group’s net profit

Pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time. As a result of a decline in the volume of covered bonds, an amount of € 21.4 million (compared with € 29.2 million in 2010) was withdrawn from the guarantee reserve and transferred to the principal reserve in the same amount.

Subject to the outstanding resolutions of the responsible corporate bodies regarding the appropriation of net income as reported under HGB, Rentenbank intends to transfer € 118.4 million from other retained earnings, of which an amount of € 58.2 million (compared with € 87.0 million in 2010) will be transferred to the principal reserve. Group’s net profit remaining after the transfer to reserves will amount to € 12.3 million (compared with € 11.8 million in 2010).

Equity

Equity as reported in the balance sheet was € 1,705.7 million (compared with € 2,146.6 million in 2010). It consists of the following:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,321.8	2,403.4	-81.6
Revaluation reserve	-763.4	-403.6	-359.8
Group’s net profit	12.3	11.8	0.5

Total equity	1,705.7	2,146.6	-440.9

Operating result of € 283.1 million (compared with € 296.2 million in 2010) initially strengthened equity. However, the unrealized measurement losses in a total amount of € -712.2 million (compared with losses of € -374.4 million in 2010), which are reported in the revaluation reserve and in the Group’s net income for the year, led to a reduction of equity.

Subordinated liabilities increased by € 22.9 million to € 912.4 million (compared with € 889.5 million in 2010) due to mark-to-market valuations. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and preclude early repayment or conversion.

The Group’s regulatory capital as of December 31, 2011, amounts to € 3,533.1 million (compared with € 3,259.1 million in 2010), prior to the approval of the HGB financial statements. The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 26.4% on the reporting date (compared with 25.2% in 2010), and thus exceeded the legal minimum requirements to a considerable extent. The core capital ratio was 17.2% (compared with 16.0% in 2010).

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Financial reporting process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of the required separate and consolidated financial statements in the form of interim or annual financial statements.

The objective of the accounting-related internal control system (ICS)/risk management system (RMS) is to ensure compliance with financial reporting standards and regulations as well as adherence to financial reporting with generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all International Financial Reporting Standards (“IFRS”) to be applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). These regulations are documented in manuals and procedural instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal and regulatory requirements. The involvement of the Finance division in the New Product Process (“NPP”) ensures that new products are correctly reflected in the financial reporting system.

The documentation of the financial reporting process complies with German Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept while complying with the statutory retention periods.

There is a clear separation of functions between the units primarily involved in the financial reporting process. Accounting for loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data are transmitted to the general ledgers via automated interfaces. The Finance division is responsible for general ledger accounting, the definition of account allocation rules, methodology for recording transactions, managing the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using external market prices or valuation models accepted by regulatory authorities.

The annual financial statements of the subsidiaries are reconciled to IFRS, taking into account Group-wide accounting policies, and included in the consolidated financial statements. Consolidation of equity capital as well as elimination of liabilities, income and expenses is based on the principle of dual control.

Rentenbank uses internally developed financial accounting software. The granting of authorizations in line with the requisite competencies is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Advisory Board and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided in a timely manner.

Other performance indicators

Employees

At the end of 2011, Rentenbank employed 240 people (compared with 229 people in 2010), excluding employees on parental leave and members of the Board of Managing Directors. The additional number of employees is the result of the further increasing legal and technical requirements in the back office functions.

Vacant positions were filled with highly qualified and motivated candidates. This underlines that the bank is considered an attractive employer at the “Finanzplatz Frankfurt.” Apart from interesting and secure jobs,

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people appreciate above all the adoption of social responsibility as it is expressed in the promotional mandate and in the business model focusing on sustainability. In the year under review, all five trainees from the 2010 program were retained, and seven new trainees were offered the same perspective.

The expenses for wages and salaries in 2011 rose by € 0.5 million to € 20.3 million (compared with € 19.8 million in 2010) as a result of the higher number of employees and the pay rise from collective wage agreements. In contrast, social security contributions and expenses for pensions and other employee benefits declined to € 2.7 million (compared with € 3.1 million in 2010), because above all in 2010 an additional one-off provision was recognized in the amount of € 0.5 million due to the prolongation of early retirement under collective agreements.

Sustainability

Rentenbank’s business model, which is based on promotional activities and sustainability, represents the foundation of their commitment to an economically stable, ecological and socially just society. Relevant aspects of sustainable behavior are explicitly set out in the Governing Law of Landwirtschaftliche Rentenbank. Within the framework of its promotional lending business, Rentenbank provides funds for investments in renewable energies, in measures for emission reduction and energy saving, regenerative energy sources, expansion of ecological farming and regional marketing as well as agriculture-related environmental, animal and consumer protection at particularly low interest rates. In the past years, the volume of program loans granted for sustainable projects has risen steadily and reached € 2.7 billion in fiscal year 2011 (compared with € 2.5 billion in 2010). As a service provider, the Group helps to conserve resources within our daily banking operations and consumes raw materials wisely. In the Group, it is assessed whether there are any further savings potentials and ecological aspects are taken into consideration when making decisions and in the behavior, for example regarding the employee housing or the planned renovation of the office building.

Risk Report

General principles

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a Group-wide basis. The business activities of subsidiaries are very limited, and Rentenbank has issued a letter of comfort to LR Beteiligungsgesellschaft mbH. Subsidiaries are funded exclusively within the Group.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. The range of products is geared towards production businesses in the agricultural and forestry sectors, winegrowing and horticulture sectors as well as in aquaculture and fish farming. Rentenbank also provides funds for projects in the food industry and other upstream and downstream companies as well as projects for rural development.

The Group’s corporate objective, derived from Rentenbank’s legal mandate, is to promote the agricultural sector and rural areas on a sustainable basis. The Group’s business activities are directed towards achieving this goal. In this context, care must be taken to ensure that the Group is able to fulfill this promotional mandate at all times. The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and its Statutes.

Organization of risk management processes

Risk management

Based on the company objective derived from the relevant laws and regulations, the Board of Managing Directors determines the Group’s sustainable business strategy. Rentenbank’s business strategy is defined above all by its promotional mandate and the measures to fulfill this mandate. In addition, targets are set for the relevant business areas as well as measures to achieve these. The strategies are reviewed at least annually and adjusted if necessary.

Within the framework of a risk inventory, the Group analyzes which risks may have a material effect on its financial position and performance. The materiality of the risks is assessed on this basis. All risks are limited or managed through a risk management system, which has been implemented for this purpose, and on the basis of the calculation of the risk-bearing capacity.

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Risk management functions are primarily performed by the divisions Treasury, Promotional Business, Financial Institutions, and Collateral and Equity Investments. The Risk Manual provides a comprehensive overview of all risks in the Group on the basis of risk management and controlling processes.

The inclusion of transactions in new products, business types, sales channels or new markets requires adherence to a New Product Process (“NPP”). Within the scope of the NPP, the organizational units involved analyze the risk level, the processes and the main consequences for risk management.

Risk controlling

Risk controlling is part of the divisions Finance and Financial Institutions from an organizational perspective. In the Finance area, risk control comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, liquidity risks, operational risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and is responsible for reporting on credit risks, taking into account risk aspects and regulatory requirements. If material risk-relevant transactions become known and in the case of non-compliance with the Minimum Requirements for Risk Management (MaRisk), the entire Board of Managing Directors, Internal Audit department and, if necessary, the heads of areas or divisions concerned must be notified in writing. In addition, the Board of Managing Directors and the Audit and Credit Committees of the Advisory Board are informed about the overall risk situation at least once per quarter. Information that is material in terms of risk is forwarded instantaneously by the Board of Managing Directors to the Advisory Board.

The instruments used for risk management and monitoring are constantly reviewed and updated.

Internal audit

The Internal Audit department of Rentenbank acts at Group level, performing the function of a Group Audit department. Since none of the Group’s companies has its own Internal Audit department, the Group Audit department conducts the necessary activities.

The Group Audit department directly reports to the Board of Managing Directors of Rentenbank and carries out its duties independently and on its own. The Board of Managing Directors is authorized to order additional audits to be performed. The chairman of Advisory Board and the chairman of the Audit Committee may request information directly from Internal Audit.

On the basis of risk-based review planning, the Group Audit department generally reviews and assesses all of the Group’s activities and processes, including risk management and its internal controlling system, on a risk-based and process-independent basis.

Risk-bearing capacity

All material risks of the Group are identified and monitored to detect any concentration risks in the context of the risk inventory, the NPP or the daily monitoring activities. An essential part of the risk management system is the definition, controlling and monitoring of risk limits, which are based on the Rentenbank’s risk-bearing capacity. The risk-bearing capacity concept is to ensure that the risk cover potential is sufficient to cover all material risks. For this purpose, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the aggregate risk cover potential. Pursuant to the risk-bearing capacity concept, no liquidity risks have been taken into account, since the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the interbank markets or, in case of market disruptions, from Eurex Clearing AG (securitized money market funding) and from the German central bank (Deutsche Bundesbank; through collateralized loans or so-called “Pfandkredite”).

The risk-bearing capacity concept may either be based on a going concern approach or a liquidation approach.

The going concern approach assumes that business operations of the company will be continued. If the stress scenarios, which are defined using conservative parameters, occur, there must be available sufficient capital components to meet the regulatory capital requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV) of currently 4% (core capital ratio) and 8% (total capital ratio).

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Protection from creditors is the main priority of the liquidation approach. Therefore, all undisclosed reserves and liabilities are deducted from the risk cover potential. Accordingly, there must be sufficient risk cover potential to cover the effects from the even more conservative stress scenarios (fictitious liquidation).

The risk-bearing capacity concept of the Group is based on the going concern approach. The observation period is one year.

Risk cover potential

The risk cover potential is derived from the consolidated financial statements in accordance with IFRS. Compared to the previous year, gains from the change in Rentenbank’s own credit risk and hidden liabilities from securities measured at cost are deducted from the risk cover potential as of the balance sheet date, in line with the guidance on risk-bearing capacity published by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; BaFin) in December 2011.

	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Available operating result	240.0	250.0
Retained earnings (proportionately)	116.0	110.0

Risk cover 1	356.0	360.0

Retained earnings (proportionately)	2,206.1	1,482.7
Own credit risk	-147.4
Revaluation reserve	-763.5	-403.6

Hidden liabilities from securities	-76.4
Risk cover 2	1,574.8	1,439.1

Retained earnings (proportionately)		810.8
Subscribed capital	135.0	135.0
Subordinated liabilities	912.3	889.5

Risk cover 3	2,622.1	3,274.4

The allocation of the risk cover potential to the individual risk types (credit, market price, and operational risk) is also used as the basis for the granting of global limits for credit risk and market price risk. It can be broken down as follows:

	Allocated risk cover

	Dec. 31, 2011		Dec. 31, 2010

	€ million	%	€ million	%

Credit risk	260.0	73.1	260.0	72.2
Market price risk	61.0	17.1	61.0	16.9
Operational risk	35.0	9.8	30.0	8.3
Total risk limit	356.0	100.0	351.0	97.4
Risk cover 1	356.0	100.0	360.0	100.0

Risk cover potential 1 amounts to € 356 million (compared with € 360 million in 2010). The available operating result amounts to € 240 million (compared with € 250 million in 2010). The available operating result can be derived from the plan result under IFRS calculated using a conservative approach. An amount of € 116 million (compared with € 110 million in 2010) of retained earnings was allocated to risk cover potential 1.

In view of the persisting financial crisis, the Group intends to use an amount of € 260 million from risk cover potential 1 to cover credit risks, unchanged compared to the previous year. Despite a risk-averse new business policy, it cannot be ruled out that additional information on the financial condition of the Group’s counterparties will also become available in the course of 2012, which might have a negative effect on these counterparties’ credit quality. This may lead to further rating migrations and hence to a higher utilization of the risk cover potential.

Risk cover potential 2 is not allocated to the individual risk types. It is a global limit and amounts to € 1,575 million as of the reporting date (compared with € 1,439 million in 2010).

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In order to fulfill the regulatory capital ratios pursuant to the going concern approach, subscribed capital and subordinated liabilities of risk cover potential 3 are available. The risk cover potential is modified according to the regulatory requirements.

Risk scenarios

The calculation of the potential utilization of the risk cover potential is based on the analysis of two risk scenarios (standard and stress scenarios). In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risks.

Under the standard scenario, potential market price fluctuations, defaults and the occurrence of significant operational incidents are assumed. The resultant change of the risk exposures is compared with risk cover potential 1 in order to determine the risk-bearing capacity related to potential losses. Any potential losses as calculated under the standard scenario should not exceed the available operating result plus a portion of retained earnings (risk cover potential 1). The risks are monitored on a daily basis.

The stress scenario is used to analyze the effects of exceptional changes in parameters. As regards credit risk, we assume full utilization of all internally granted limits, deteriorations in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages within the overall loan portfolio under the stress scenario.

The stress scenario for market price risks includes a non-parallel shift of the yield curves, a widening of risk premiums in the interbank market, an increase of the cost for the exchange of cash flows of interest payments between different interest periods and the cost for the exchange of liquidity between various currencies, and a reduction in credit spreads.

With regard to operational risk, we assume a loss amount that is twice as high under the stress scenario as under the standard scenario.

The risk exposures from the individual risk types (credit risk, market price risk, and operational risk) are aggregated and compared with risk cover potential 2. In the context of aggregating individual risks within the market price risk, in particular with spread risks, correlation effects have been taken into account from 2011.

The risk exposures of the different risk types from the standard and stress scenarios as well as the utilization if the relevant risk cover potential is presented in the following table:

	Standard scenario				Stress scenario

	Dec. 31, 2011		Dec. 31, 2010		Dec. 31, 2011		Dec. 31, 2010

	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	97.1	67.8	168.4	83.0	384.8	42.1	638.7	56.4
Market price risk	15.2	10.6	7.9	3.9	22.2	2.4	18.6	1.7
Market price risk (spread risk)	—	—	—	—	445.7	48.7	421.3	37.2
Operational risk	30.9	21.6	26.6	13.1	61.8	6.8	53.2	4.7
Total risk	143.2	100.0	202.9	100.0	914.5	100.0	1,131.8	100.0
Total risk limit	356.0		351.0
Utilization of total risk limit		40.2		57.8
Risk cover 1 and 2 respectively	356.0		360.0		1,574.8		1,439.1
Utilization of risk cover		40.2		56.4		58.1		78.6

As of December 31, 2011, 68% of the overall risk value in the standard scenario and 42% in the stress scenario related to credit risks. The utilization of the risk cover potential through credit risks decreased noticeably in comparison with December 31, 2010. The decrease in the standard scenario compared to the previous year is attributable to amounts maturing in the lower rating categories and the credit improvements of some bank business partners. The global and conservative assumptions made for the stress scenarios were refined in the current fiscal year in order to achieve a risk-adequate representation. For this purpose, amongst others, loss given default percentages as well as rating developments were modified on a country-specific basis. The reduction of the risk exposure in the stress scenario by € 254.0 million is largely attributable to the described transition. The risk-weighted assets are presented in a table and grouped by rating categories for the fiscal years 2010 and 2011 in the section entitled “Credit risk”.

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Market price risks accounted for 11% and 2%, respectively, of the Group’s overall risk exposure in the standard scenario and stress scenario, while operational risks accounted for 22% and 7%, respectively, of the Group’s overall risk exposure. As correlations are taken into account in the context of the aggregation of stress scenarios for market price risks, a risk-adequate inclusion is achieved in the calculation of the risk-bearing capacity.

Assuming a standard scenario, the overall risk exposure was € 143.2 million (compared with € 202.9 million in 2010), and assuming a stress scenario, it was € 914.5 million (compared with € 1,131.8 million in 2010). The overall risk limit was utilized at 40% (compared with 58% in 2010) in the standard scenario. The utilization of risk cover potential 2 was 58% (compared with 79% in 2010).

Extreme scenarios are simulated in a further calculation for credit risks. These scenarios are quantified using strict risk measures and parameters based on rare loss events. The potential loss determined on the basis of these extreme scenarios is used to measure risk concentrations and does not have to be backed by risk cover potential.

Credit, market price, liquidity, and operational risks were also subjected to an inverse stress test. In contrast to the regular stress tests, inverse stress tests put the focus of the analysis on the viability of credit institutions. The starting point is a maximum loss to be borne, derived from the Group’s risk cover potential. Inverse stress tests may be designed especially for credit risks, however, the assumed scenarios have a low probability of occurrence.

Furthermore, the effects of an economic downturn on the risk-bearing capacity are assessed. Due to the persisting financial market crisis, the current market situation is equivalent to an economic downturn. The valuation parameters used within the risk-bearing capacity concept were chosen against this background.

Going concern approach

After the inclusion of risk exposures under the stress scenarios, under the going concern approach (liable capital) there must be sufficient risk cover potential available in order to comply with the capital ratios calculated by reference to the Solvency Regulation. Liable capital is determined on the basis of modified risk cover potential 3 (mod. RCP 3), calculated from risk cover potential 3 less risk cover potential 2 and taking into account correlations, as well as so-called prudential filters prescribed by BaFin. Prudential filters mainly refer to the inclusion of the revaluation reserve and the effects of the entity’s own credit quality.

The capital ratios under the going concern approach were calculated as of December 31, 2011. They can be broken down as follows:

Pursuant to the regulatory requirements	Modified RCP 3 € million	Risk-weighted assets* € million	Going concern (mod. RCP 3) Ratio in %	Solvency (total capital pursuant to KWG) Ratio in %

Tier 1 capital	1,435.2	14,787	9.7	17.2
Total capital	2,152.8	14,787	14.6	26.4

*	pursuant to the Credit Risk Standardized Approach in accordance with the Solvency Regulation

The results show that the minimum capital ratios of 4% for core capital and 8% for total capital were complied with even after taking into account risk exposures from stress scenarios.

The equity ratios of 17.2% (compared with 16.0% in 2010) and 26.4% (compared with 25.2% in 2010) calculated pursuant to the Solvency Regulation are based on Group accounting in accordance with HGB.

Risk categories - Individual risks

Credit risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of Rentenbank’s business activities.

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Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk subsumes credit default risk, which comprises counterparty risk, issuer risk, country risk, structural risk, collateral risk and equity investment risk as well as settlement and replacement risk.

The issuer, counterparty, and original country risk refer to the potential loss due to defaults or deteriorations in the credit quality of business partners (counterparties/issuers/countries), taking into account the marked-to-market value of collateral. The derivative country risk results from the general economic and political situation of the country in which the debtor is located. Structural risks (i.e. cluster risks) are risks resulting from the concentration of the lending business on regions, sectors or borrowers. Collateral risk is the risk which results from an insufficient recovery value of loan collaterals during the loan term or a mispricing of collateral. Investment risk is the risk of losses incurred on the balance sheet due to a negative performance in the portfolio of equity investments.

The scope of the Group’s business activities is largely defined by the Rentenbank Law and Statutes. Accordingly, loans for the promotion of the agricultural sector and rural areas are in general currently granted only to banks in the Federal Republic of Germany or in another EU country as well as Norway (since 2011) that are engaged in business activities with enterprises in the agricultural sector and with companies offering related upstream or downstream activities or activities in rural areas. The program loans for specific purposes are limited to Germany as an investment location. Accordingly, the lending business of Rentenbank is, for the most part, limited to the refinancing of banks and other interbank business. The credit risk related to the ultimate borrower is generally borne by the borrower’s bank. Since the receivable due from the ultimate borrower is assigned to Rentenbank in the case of program loans, a decline in the value of the collateral provided by the ultimate borrower to the principal bank directly impacts the collateralized transaction. Risks related to the ultimate borrower are part of the collateral risk.

Within the framework of the Rentenbank Law and Statutes, transactions may be entered into with countries, regions and government entities. In addition, general promotional business may be conducted with the German federal states.

Rentenbank enters into risks in corporate banking only in the direct lending business and in the syndicated lending business with companies. In line with our strategy, there were no new commitments made in the syndicated lending business with companies in 2011.

The range of promotional activities also comprises the possibility to provide equity capital to suitable companies in the agricultural industry (up to a limit of € 100 million) in order to support established companies by acquiring minority shareholdings. No transactions were made in this area yet.

For the purpose of diversifying credit risks, Rentenbank has intensified its lending business with the German federal states.

The divisions Promotional Business, Treasury and Financial Institutions are responsible for new business with regard to promotional loans, depending on the type of transaction. The Treasury division is responsible for the purchase of securities within the framework of the securitized lending business, the purchase of promissory note loans as well as new business with regard to money market funding and derivatives. Derivatives are only entered into as hedging instruments for existing or expected market price risks and only with business partners in EU or OECD countries. New business is only conducted with business partners where we have a collateral agreement in place.

Organization of transactions subject to credit risks

The Board of Managing Directors defines Rentenbank’s credit risk strategy on an annual basis and presents this strategy to the Credit Committee of the Advisory Board.

Credit risk monitoring and controlling is conducted on the basis of uniform principles and does not depend on the type of business from which these risks result. The relevant tasks are performed by the Board of Managing Directors and the Financial Institutions division. The latter is responsible for establishing and implementing a uniform credit risk strategy and for controlling Rentenbank’s credit risks. In addition, its responsibilities also include analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, issuing the back office function (or risk management) vote, and controlling credit risks. The Treasury division represents the front office (or market unit) within the credit business workflow.

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In accordance with the MaRisk certain tasks have to be performed outside of the front office. These so-called back office functions are performed by the divisions Promotional Business, Financial Institutions, and Collateral & Equity Investments. The divisions issue the independent second vote for credit decisions and process and evaluate collateral. They are also responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed upon in cooperation with the Board of Managing Directors. The responsibility for the processes rests with the Board Member responsible for back office functions.

The Financial Institutions division monitors credit risks on the level of the overall loan portfolio as well as on an individual borrower level and is responsible for risk reporting on credit risks. It is also responsible for methodological development, quality assurance, and monitoring the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the divisions Financial Institutions and Collateral & Equity Investments from the Treasury and Promotional Business divisions guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is assured for individual transactions at borrower level as well as at borrower unit level and the level of the overall loan portfolio. Within the framework of the management of the overall loan portfolio, the loan portfolio is subdivided by various features, with transactions that have similar structures being summarized in several product groups.

Credit assessment

The rating category of Rentenbank, which is determined on the basis of Rentenbank’s internal credit ranking while taking external ratings into consideration, is a key risk management instrument for credit risks, as reflected in the limit system.

The internal credit ranking is done by the back office function within the Financial Institutions division. Individual business partners or types of transactions are allocated to 20 rating categories using an internally established procedure. The ten best rating categories AAA to BBB- are used for business partners with few risks (“Investment Grade”). Rentenbank also introduced seven rating categories (BB+ to C) for latent risks and three rating categories (DDD to D) for non-performing loans and counterparties already in default.

The credit ranking is carried out at least once per year within the context of the review of the counterparties’ financial situation, based on annual financial statements or annual reports. The analysis also takes key performance indicators into account, so-called soft facts, the background of the company, and additional supporting data such as membership in a protection scheme or liability support provided by the government. If available, credit ratings of external rating agencies are also used. As an additional criterion, collateral as mortgage bonds is included in the assessment for certain transaction types. Furthermore, country risks are evaluated separately as a structural risk relevant to Rentenbank. Current information concerning negative financial data or a deterioration of the economic perspectives of a business partner also may trigger a review of a business partner’s credit ranking based on early warning indicators and, if necessary, an adjustment of the limit. The internal risk classification procedure is continuously developed and monitored annually.

The consequences of the international financial crisis are also reflected in the changes of the financial situation of the Group’s counterparties. Individual counterparties were considered to have a high level of risk. In spite of downgrades of some of the Group’s counterparties, the average credit quality of the Group’s total loan portfolio can be classified as “good,” not least due to the high-quality new business.

The peripheral countries of the eurozone are monitored specifically. These countries are selected based on internal rating classification, which corresponds to the market view, and the level of indebtedness. Currently, these countries to which the Group is exposed are Greece, Ireland, Italy, Portugal and Spain. For securities measured at fair value, write-downs are included implicitly in the income statement or in the revaluation reserve. The measurement losses recognized for one security in the revaluation reserve were reclassified to the income statement due to anticipated payment defaults.

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As of December 31, 2011, the carrying amounts of securities held in peripheral euro zone countries were as follows:

in € million	Government bonds	Bonds and promissory note loans of banks	Positive fair values of derivative financial instruments	Gross exposure	Collateral	Net exposure

Greece	0.0	18.2	0.0	18.2	13.2	5.0
Ireland	0.0	169.8	0.0	169.8	0.0	169.8
Italy	323.5	1,564.1	0.0	1,887.6	604.6	1,283.0
Portugal	116.4	797.0	0.0	913.4	463.6	449.8
Spain	95.9	3,399.6	6.6	3,502.1	2,842.4	659.7

Total	535.8	5,948.7	6.6	6,491.1	3,923.8	2,567.3

As of December 31, 2010, the exposure to government bonds of peripheral euro zone countries amounted to € 637.7 million, while the exposure to bonds and promissory note loans was € 8,325.6 million.

There are no unused lines of credit or irrevocable loan commitments with counterparties in peripheral euro zone countries. Government bonds were classified to the “available for sale” category in the amount of € 290.9 million, to the “held to maturity” category in the amount of € 198.4 million, and to the “designated as at fair value” category in the amount of € 46.5 million. Bonds and promissory note loans were classified to the “available for sale” category in the amount of € 3,796.8 million, to the “designated as at fair value” category in the amount of € 1,573.8 million, to the “held to maturity” category in the amount of € 556.5 million, and to the “loans and receivables” category in the amount of € 21.6 million. Derivatives are only classified in the IFRS category “held for trading.” They are only entered into in order to hedge against interest rate and exchange rate fluctuations. Collateral agreements were concluded with the counterparties of derivative transactions. The affected countries are monitored in the same manner as the corresponding counterparties where such monitoring is appropriate and is generally presented in the section entitled “risk report”. There was no new business concluded with counterparties from peripheral euro zone countries in 2011, nor are they anticipated for 2012, except for derivatives collateralized with cash collateral.

The share of government bonds from peripheral euro zone countries of total assets as of December 31, 2011 was 0.6% (compared with 0.8% in 2010), while the share of bonds and promissory note loans amounted to 6.7% (compared with 9.9% in 2010). Approximately 46% (compared with 66% in 2010) of the exposures in peripheral euro zone countries will become due by the end of 2013.

The exposure of other counterparties in peripheral euro zone countries - so-called indirect exposure - is taken into account for credit assessment purposes as well as in the context of testing for impairment.

Quantification of credit risk

The credit risk strategy and the risk-bearing capacity concept are risk management instruments aiming at a good credit quality of the overall loan portfolio.

The internal rating category system forms the basis for measuring credit default risks with the help of statistical procedures. In order to determine the potential default, historical probabilities of default as published by rating agencies are used. The Group does not have historical internal probabilities of default due to the negligible number of defaults in the past decades. The calculations are made at the end of each month. In order to assess credit risks, a standard scenario (annual, potential default related to utilization) is supplemented by stress scenarios (annual, potential default related to internally granted limits, assuming deteriorations of credit quality, lower recovery rates, as well as increased probabilities of default).

In accordance with the risk-bearing capacity concept set out in the Risk Manual, credit risks are allocated a certain portion of the risk cover potential. Internally established limits are monitored daily to ensure compliance at all times.

The stress scenarios were enhanced by country-specific effects and take into account concentration risks within the loan portfolio. Under two extreme scenarios, a default of the borrower units or foreign exposures that are the largest based on the risk exposure level (taking into account loss given default percentages) is assumed. The potential default determined on the basis of these extreme scenarios is used to measure risk concentrations and does not have to be backed by risk cover potential. Priority is given in this context to the critical reflection of the results and the derivation of possible actions required (for example in the form of limit reductions or intensified risk monitoring).

Limitation and reporting

Risk assumption and risk limitation are the key elements of managing credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower

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unit level as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy from which strategy-consistent sub-limits are derived.

Based on the proportion of the risk cover potential made available for credit risks, an overall upper limit is set for all counterparty limits. In addition, an upper limit for country-based credit limits, specific country-based credit and transfer limits have been established, as well as an upper limit for unsecured facilities, an upper limit for lending business with companies, and a product limit for the securities business.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups according to product and maturity. The internal risk classification procedure represents the central basis for decisions related to the definition of limits. The internal limits granted to a particular business partner are determined on the basis of the current economic situation of such business partners and their resulting credit quality. In addition, an overall upper limit for each borrower unit has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the responsible back office function. The utilization of the limits within the context of money market and promotional loan transactions as well as equity investments is measured on the basis of the relevant carrying amounts. For the securities business, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values of derivative portfolios, taking into account collateral received, if any. Limit reserves are used as a buffer for market price fluctuations. The Board Member responsible for back office functions receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

Rentenbank has concluded collateral agreements with all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed threshold allowance amounts and minimum transfer amounts. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding threshold allowance and minimum transfer amounts. The collateral agreements reduce the utilization of limits and thus the credit risks, the related cover requirements, and the utilization of limits for large loan exposures.

At the end of each quarter, a credit risk report is prepared by the Financial Institutions division (back office function). The report is submitted to the Board of Managing Directors and to the Credit Committee of the Advisory Board (Kreditausschuss) and complies with MaRisk requirements. Among other things, the report includes quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes, and maturities. In addition, the reports include statements concerning the extent of limits granted internally, new business development, direct business with companies, equity investments, the development of potential defaults from credit risks, new products, new markets, new distribution channels, new countries, and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of counterparties that are subject to special monitoring measures or with potential risk are also included in the reports.

Current risk situation

The figures to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the consolidated financial statements. Loans and advances to banks and to customers additionally include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” as well as irrevocable credit commitments. Irrevocable loan commitments of € 177.5 million (compared with € 612.3 million in 2010) were recognized at their nominal amounts.

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Gross lending volume

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	52,317.4	50,176.5	2,869.5	1,524.9	7,847.6	6,039.7	24,737.7	26,541.7
Cash collateral	0.0	0.0	0.0	0.0	4,422.7	4,007.7	0.0	0.0
Covered bonds (Pfandbriefe)	771.8	650.9	0.0	0.0	0.0	0.0	7,858.2	6,428.6
Public-sector covered bonds (Öffentliche Pfandbriefe)	269.5	258.1	0.0	0.0	0.0	0.0	1,083.4	969.5
State guarantee (Gewährträgerhaftung)	11,421.0	10,936.7	2,797.7	1,414.2	0.0	0.0	7,517.7	7,912.5
Collateralized promotional lending business	309.3	262.6	0.0	1.1	0.0	0.0	1,589.5	1,187.3
Collateralized money market funding	5,927.3	5,056.6	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	18,471.7	15,850.6	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	15,146.8	17,161.0	71.8	109.6	3,424.9	2,032.0	6,688.9	10,043.8

The net lending volume represents the uncollateralized portion of the relevant balance sheet item.

The collateralized promotional lending business mainly comprises covered bonds that do not qualify as mortgage bonds. The Group received securities as collateral within the scope of the collateralized money market funding business. The assignment of claims refers to claims of the ultimate borrower from the special promotional loan business.

The following tables present the credit risk exposures separately by region, currency, sectors, and internal rating categories, without taking credit risk mitigation techniques into account.

Risk Concentration by Country

December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	48,334.0	92.4	0.0	0.0	1,219.7	15.6	6,231.1	25.2
Other EU countries	3,983.3	7.6	0.0	0.0	4,481.6	57.1	17,006.9	68.7
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	1,035.1	13.2	39.5	0.2
Total banks	52,317.4	100.0	0.0	0.0	6,736.4	85.9	23,277.5	94.1
Other counterparties
Germany	0.0	0.0	2,869.5	100.0	0.0	0.0	614.2	2.5
Other EU countries	0.0	0.0	0.0	0.0	1,007.3	12.8	846.0	3.4
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	103.9	1.3	0.0	0.0
Total other counterparties	0.0	0.0	2,869.5	100.0	1,111.2	14.1	1,460.2	5.9

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

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December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	44,632.6	89.0	0.0	0.0	802.3	13.3	6,508.0	24.5
Other EU countries	5,543.8	11.0	0.0	0.0	2,906.0	48.2	18,195.2	68.5
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	1,040.8	17.2	40.8	0.2
Total banks	50,176.5	100.0	0.0	0.0	4,749.1	78.7	24,744.0	93.2
Other counterparties
Germany	0.0	0.0	1,508.1	98.9	0.0	0.0	824.2	3.1
Other EU countries	0.0	0.0	16.8	1.1	1,065.6	17.6	973.5	3.7
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	225.0	3,7	0.0	0.0
Total other counterparties	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

Risk concentration by currency

December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	52,223.6	99.8	2,869.5	100.0	-39,307.4	-500.9	23,459.8	94.8
CAD	0.0	0.0	0.0	0.0	1,163.5	14.8	184.7	0.8
JPY	0.0	0.0	0.0	0.0	3,036.5	38.7	258.1	1.0
USD	0.1	0.0	0.0	0.0	28,270.5	360.2	382.6	1.6
AUD	0.0	0.0	0.0	0.0	7,824.1	99.7	56.5	0.2
GBP	12.0	0.0	0.0	0.0	2,024.2	25.8	396.0	1.6
CHF	75.0	0.2	0.0	0.0	2,297.0	29.3	0.0	0.0
Other currencies	6.7	0.0	0.0	0.0	2,539.2	32.4	0.0	0.0

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	50,059.6	99.8	1,524.9	100.0	-28,593.2	-473.4	25,361.3	95.6
CAD	0.0	0.0	0.0	0.0	1,180.4	19.5	170.8	0.6
JPY	0.0	0.0	0.0	0.0	3,019.1	50.0	286.9	1.1
USD	0.1	0.0	0.0	0.0	18,241.1	302.0	345.5	1.3
AUD	0.0	0.0	0.0	0.0	6,648.7	110.1	0.0	0.0
GBP	11.6	0.0	0.0	0.0	481.8	8.0	366.9	1.4
CHF	71.7	0.1	0.0	0.0	2,220.0	36.8	0.0	0.0
Other currencies	33.5	0.1	0.0	0.0	2,841.8	47.0	10.3	0.0

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

Shifts between the currencies in comparison with the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet based on their positive fair value. Substantial changes to risk concentrations might occur if the fair value of an item changes from positive to negative, or vice versa.

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Groups of counterparties

December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	11,595.2	22.2	0.0	0.0	884.1	11.3	1,751.1	7.1
Foreign banks	3,983.4	7.6	0.0	0.0	5,516.7	70.3	17,046.4	68.9
Public-sector banks	27,916.4	53.3	0.0	0.0	171.1	2.2	4,207.6	17.0
Cooperative banks	8,522.4	16.3	0.0	0.0	164.5	2.1	272.4	1.1
Central banks	300.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	2,869.5	100.0	1,111.2	14.1	1,460.2	5.9

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	10,951.1	21.8	0.0	0.0	622.7	10.3	1,841.8	6.9
Foreign banks	5,543.9	11.0	0.0	0.0	3,946.8	65.4	18,236.0	68.7
Public-sector banks	26,059.5	52.0	0.0	0.0	108.5	1.8	4,288.1	16.2
Cooperative banks	7,622.0	15.2	0.0	0.0	71.1	1.2	378,1	1.4
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

Assets by rating category (in € million)

December 31, 2011

			Rating categories
		Measure-ment method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost	80.2	6.1	9.1	1.6	0.0	0.0	0.0	97.0
		Fair Value	8,373.6	5,285.4	10,782.8	2,413.0	0.0	0.0	0.0	26,854.8
	Other	Amortized cost	583.1	1,861.8	350.6	160.6	5.2	0.0	0.0	2,961.3
		Fair Value	989.6	15,525.2	4,236.6	1,103.2	476.4	73.3	0.0	22,404.3
Loans and advances to customers		Amortized cost	274.0	115.0	1.2	0.0	0.0	0.4	0.0	390.6
		Fair Value	1,873.8	536.6	10.5	55.5	0.0	2.5	0.0	2,478.9
Positive fair values of derivative financial instruments		Fair Value	0.0	3,176.1	4,467.9	164.2	37.8	1.6	0.0	7,847.6
Financial investments		Amortized cost	651.5	783.1	479.0	356.1	205.1	118.3	0.0	2,593.1
		Fair Value	10,029.2	7,773.3	2,818.7	1,040.1	347.6	135.7	0.0	22,144.6

Total			22,855.0	35,062.6	23,156.4	5,294.3	1,072.1	331.8	0.0	87,772.2

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December 31, 2010

			Rating categories
		Measure-ment method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost	80.2	1.4	13.3	2.1	0.0	0.0	0.0	97.0
		Fair Value	6,708.4	2,055.0	11,559.8	2,263.2	0.0	0.0	0.0	22,586.4
	Other	Amortized cost	971.6	1,343.7	438.9	141.9	1.8	12.0	0.0	2,909.9
		Fair Value	592.3	16,013.7	5,920.8	1,735.6	147.6	173.2	0.0	24,583.2
Loans and advances to customers		Amortized cost	312.6	104.8	3.4	24.4	9.9	0.5	0.0	455.6
		Fair Value	460.7	538.1	0.0	70.5	0.0	0.0	0.0	1,069.3
Positive fair values of derivative financial instruments		Fair Value	13.6	2,939.5	2,967.4	102.4	15.7	1.1	0.0	6,039.7
Financial investments		Amortized cost	451.1	816.8	1,568.3	429.4	243.1	157.9	0.0	3,666.6
		Fair Value	9,065.4	9,622.4	3,205.3	509.9	167.4	304.7	0.0	22,875.1

Total			18,655.9	33,435.4	25,677.2	5,279.4	585.5	649.4	0.0	84,282.8

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

Comparison of the internal rating categories with the average external ratings of the agencies Standard & Poor’s, Moody’s, and Fitch (in € million)

December 31, 2011

	External Rating Category
Internal Rating Category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Without external rating	Total

AAA	10,947.0	0.0	0.0	0.0	0.0	0.0	0.0	11,908.0	22,855.0
AA	1,830.3	15,571.5	10,274.0	0.0	0.0	0.0	0.0	7,386.8	35,062.6
A	0.0	4,544.2	15,865.8	139.6	0.0	0.0	0.0	2,606.8	23,156.4
BBB	0.0	0.0	975.1	1,495.5	0.0	0.0	0.0	2,823.7	5,294.3
BB-B	0.0	0.0	35.9	202.5	663.7	0.0	0.0	170.0	1,072.1
CCC-C	0.0	0.0	1.6	9.8	312.5	5.0	0.0	2.9	331.8
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,777.3	20,115.7	27,152.4	1,847.4	976.2	5.0	0.0	24,898.2	87,772.2

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December 31, 2010

	External Rating Category
Internal Rating Category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Without external rating	Total

AAA	9,231.5	0.0	0.0	0.0	0.0	0.0	0.0	9,424.4	18,655.9
AA	3,166.4	15,121.6	8,496.5	0.0	0.0	0.0	0.0	6,650.9	33,435.4
A	0.0	1,356.4	21,469.9	462.3	0.0	0.0	0.0	2,388.6	25,677.2
BBB	0.0	600.0	1,777.6	598.1	0.0	0.0	0.0	2,303.7	5,279.4
BB-B	0.0	0.0	115.4	346.9	0.0	0.0	0.0	123.2	585.5
CCC-C	0.0	0.0	189.4	370.3	79.3	0.0	0.0	10.4	649.4
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,397.9	17,078.0	32,048.8	1,777.6	79.3	0.0	0.0	20,901.2	84,282.8

(Under the previous presentation method, the rating categories were summarized in one particular grade.)

Provisions for losses on loans and advances

If exposures are at risk of default, Rentenbank recognizes provisions for loan losses. Measurement losses in the amount of € 11.3 million recognized for a security in the revaluation reserve directly in equity were reclassified to the net result from financial investments due to an impairment on the basis of expected defaults. In addition, a specific valuation allowance of € 0.1 million was recognized on loans and advances to customers. In the previous year, no specific valuation allowances needed to be recognized. The portfolio-based valuation allowance recognized in the previous year for risks occurred, but not identified was reversed in the amount of € 3.8 million.

Standard scenarios

The basis of the calculations for measuring potential credit defaults under the standard scenario is the annual potential default related to utilization, taking into account 1-year probabilities of default. As of December 31, 2011, the cumulative potential default amounted to € 97.0 million (compared with € 168.4 million in 2010). The significant decrease compared to the previous year is primarily attributable to amounts maturing in the lower rating categories and credit enhancements of single business partners from the banking sector. The average potential default in fiscal year 2011 amounted to € 117.7 million (compared with € 113.7 million in 2010). In relation to the allocated risk cover potential for credit risks as of the reporting date, the average potential default was 45.3% (compared with 43.7% in 2010). The highest utilization amounted to € 161.0 million (compared with € 168.4 million in 2010) and is below the limit approved by the Board of Managing Directors for the standard scenario of € 260 million. The lowest utilization was € 85.0 million (compared with € 92.2 million in 2010).

Stress scenarios

In a first stress scenario, the potential default is calculated based on a full utilization of all internally granted limits, taking into account 1-year probabilities of default. As of December 31, 2011, the cumulative potential default under this stress scenario amounted to € 133.9 million (compared with € 204.5 million in 2010). Under two further scenarios, we simulate increases of country-specific default probabilities (at least twice as high), deterioration of credit quality (by at least two notches), and higher loss ratios for potential defaults of collateralized transactions. The stress scenario associated with the highest risk exposure is used for inclusion within the context of the risk-bearing capacity. As of the reporting date, the maximum potential default calculated under the above mentioned stress scenarios was € 384.7 million (compared with € 638.7 million in 2010). The reduction compared to the previous year is largely attributable to the refinement of the scenario assumptions. Based on the current scenario assumptions, the maximum potential default would have amounted to € 445.0 million as of December 31, 2010. The difference between € 445.0 million and € 384.7 million is primarily attributable to amounts due in the lower rating categories and credit enhancements of single business partners from the banking sector.

Apart from stress scenarios, Rentenbank for the first time applied additional extreme scenarios in 2011 in order to analyze risk concentrations. Under the extreme scenario “default of the two borrower units with the largest risk exposure”, the potential default calculated amounted to € 1.3 billion as of December 31, 2011. Under

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the extreme scenario “default of the two country exposures with the largest risk exposure” (excl. Germany), the potential default calculated amounted to € 2.9 billion as of December 31, 2011. These two scenarios support the monitoring of concentration risks.

Market price risk

Definition

Market price risk occurs in the form of interest rate risks, spread risks, foreign exchange risks, and other price risks. It takes into account potential losses related to items held in Rentenbank’s portfolio as a result of changing market prices.

Organization of transactions subject to market price risk

Rentenbank, as a sub-entity of the Group, does not maintain a trading book according to Section 2 (11) KWG. Open positions from transactions in the banking book are only entered into to a very limited degree.

The objective of risk management is the identification, qualitative and quantitative assessment, and control of market price risks. Risk controlling quantifies market price risks, monitors limits and prepares reports. The Operations department controls the market conformity of transactions concluded.

Quantification of market price risks

Interest rate risks

The Group limits interest rate risk largely by refinancing assets recognized in the balance sheet through liabilities recognized in the balance sheet with matching maturities and through hedges using derivatives. Derivatives are entered into on the basis of micro or macro hedge relationships.

Gains or losses from maturity transformation are realized from cash deposits and, to a lesser extent, from the promotional lending and securitized lending businesses.

Within the context of monitoring interest rate risks on the level of the entire bank, Rentenbank determines, on a daily basis, present value sensitivities for all transactions subject to interest rate risks of the “Promotional Business” and “Treasury Management” segments and additionally measures, on a quarterly basis, interest rate risks for all open positions of Rentenbank exposed to such interest rate risks using a model based on present values. The quarterly analysis examines the effects of changes in market interest rates as of a particular date. The relevant exposures are allocated to maturity buckets, separately for balance sheet assets and off-balance sheet asset as well as for balance sheet liabilities and off-balance sheet liabilities. Then, a net position is determined for each maturity bucket. Subsequently, the respective net positions are multiplied with the weighting factor for the maturity bucket concerned - as prescribed by the BaFin - and added up a weighted total net position. The result is the estimated change of the present value which has to be analyzed in relation to total regulatory capital. Pursuant to Section 24 (1) No. 14 of the German Banking Act (Kreditwesengesetz, KWG), a negative change of the present value exceeding 20% of total regulatory capital must be notified immediately.

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors, with utilization of the risk limits being measured using present values on the basis of a sensitivity of 100 basis points.

The value-at-risk (VaR) is calculated daily in relation to “money market funding” for information purposes. A forecast is made of the maximum potential valuation loss arising from market effects assuming a prediction accuracy of 99% and a holding period of ten days. The scenarios used are based on historical data. The factors influencing portfolio valuation are concentrated on the interest rate curves for interbank loans (deposit curve) and derivatives (Eonia curve).

Spread risks

Changes to market parameters in the form of spread premiums on the deposit/swap curve have a direct effect on the measurement of existing positions and influence risk cover potential. The potential effects of spread risks on the measurement result are simulated using scenario analyses and are covered with the risk cover

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potential within the scope of the risk-bearing capacity analysis. The spread risk would only materialize if the buy-and-hold strategy is breached or a business partner defaults. This is ruled out on the liability side as the settlement of Rentenbank’s liabilities is secured by the so-called maintenance obligation (Anstaltslast) of the German federal government. Regardless of this fact, any measurement results are recorded in the consolidated statement of comprehensive income.

Foreign currency risk

Rentenbank’s general policy is to eliminate foreign currency risks and other price risks from transactions recorded on the balance sheet by means of hedging transactions. Open currency positions result from fractional amounts during settlement, but only to a very small extent. There was no material risk to be identified for any currency.

Risk cover potential

The risk cover potential allocated to the market price risk corresponds to the risk limit of € 61 million. This can be broken down as follows, unchanged from the previous year:

Limit € million

Money market funding	30.0
Promotional lending	31.0

Total	61.0

Standard scenarios

For all open interest rate-sensitive transactions related to the portfolios “money market funding” and “promotional lending,” the present value sensitivity is calculated daily, assuming a positive parallel shift of 100 basis points (Bp) in the yield curves, and compared with the relevant limits (see table).

Stress scenarios

In order to estimate risks arising from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the portfolios “money market funding” and “promotional lending.” Under the stress scenario, we do not assume a parallel shift of the interest rate curve (as in the standard scenario), but a non-parallel shift within the framework of two distinct scenarios.

Potential risk premiums and risk discounts on the interbank market for money market funding are simulated to determine spread risks. In the promotional lending business, we calculated an increase of the cross-currency basis swap spreads (CCY basis swap spreads) and of the basis swap spreads as well as a reduction of the credit spreads. Correlation effects are now included in the aggregation of specific risks.

Limitation and reporting

The interest-rate risks from open positions may not exceed the risk limits. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. Sensitivity, scenario and VaR analyses, and back-testing processes are part of risk management and risk control. The Accounting Committee of the Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Back testing

The procedures for an assessment of market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

The scenario parameters in “money market funding” and “promotional lending” are validated daily using historical interest rate trends.

The quality of the VaR model is reviewed daily using a back testing procedure. As part of back testing, the potential measurement gains and losses arising from actual market-related developments are compared with the VaR.

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The results from the daily scenario analyses for monitoring interest rate risks on the level of the entire Bank are validated on a quarterly basis using a model based on present values.

Current risk situation

Standard scenarios

As of December 31, 2011, the amount included as risk cover potential for the market price risk in the “money market funding” and “promotional lending” segments was € 15.2 million (compared with € 7.9 million in 2010) in case of a parallel shift of the interest rate curves by 100 Bp. The average limit utilization in fiscal year 2011 was € 5.8 million (compared with € 13.4 million in 2010). This corresponded to an average utilization of 9.5% (compared with 22% in 2010). The maximum utilization resulted in a risk of € 17.6 million (compared with € 27.2 million in 2010), while the lowest utilization was € 0.1 million (compared with € 5.1 million in 2010) in the year under review. No limits were exceeded in the whole of 2010, nor in 2011.

Stress scenarios

Risk calculation in stress scenarios is made in the portfolios “money market funding” and “promotional lending.” The “promotional lending” segment consists of the portfolios “lending business” and “securities business.” For each portfolio, the interest rate curves are subjected to non-parallel shifts within the framework of two individual scenarios. The sum total of the scenarios is determined based on the maximum potential loss of the relevant portfolio. As of the reporting date, the risk exposure calculated assuming a shift of the interest rate curves by +150 Bp for the short end and of +50 Bp for the long end amounted to € 22.2 million (compared with € 18.6 million in 2010).

The sum of the market price risks in the “money market funding” segment and the “promotional lending” segment amounted to € 22.2 million (compared with € 18.6 million in 2010) and thus was below the € 61 million limit approved by the Board of Managing Directors for the standard scenario.

The risk premiums (spread risks) in “money market funding” in the scenario are based on the assumption of widened risk margins between the Eonia curve and the deposit curve of 30 Bp (compared with 60 Bp in 2010). In this context, the Eonia curve is subjected to a parallel shift of -15 Bp (compared with -30 Bp in 2010) and the deposit curve by +15 Bp (compared with +30 Bp in 2010). The resulting risk was € 2.1 million (compared with € 3.4 million in 2010).

The potential measurement loss for the swap of flows of interest payments between interest bases of different maturities using interest rate swaps in the same currency amounted to € 94.2 million based on a parallel increase of the basis swap spreads by +15 Bp. This scenario has been calculated since the beginning of 2011.

An increase of the CCY basis swap spread by 40 Bp (compared with 20 Bp in 2010) is assumed under the scenario in relation to the costs for the swap of flows of interest payments with the same fixed-interest period between different currencies. This resulted in a spread risk of € 429.2 million (compared with € 188.6 million in 2010).

For credit spreads, which reflect, among other things, the credit ranking of a debtor (structural credit quality), the underlying collateral, and the market liquidity, but potentially also market spreads for the swap of foreign currency liquidity into euro, government bond spreads of the corresponding country of domicile or the influence of arbitrage effects, a parallel shift of -120 Bp (compared with -40 Bp in 2010) for lending transactions and of -80 Bp (compared with -40 Bp in 2010) for deposit-taking transactions is assumed under the stress scenario within the relevant rating category. The credit spread sensitivity was € 245.5 million (compared with € 227.3 million in 2010).

Value-at-risk (VaR)

Value-at-risk shows the maximum loss from market-related developments in “money market funding,” assuming a holding period of 10 ten days (compared with a holding period of one days in 2010) and a prediction accuracy of 99%. The indicator amounted to € 2.6 million as of December 31, 2011 (compared with € 0.6 million in 2010).

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Interest rate risk at the level of the entire bank

The quarterly analysis examines the effects of changes in market interest rates as of a particular date. By closing all open fixed-interest positions, the Group determines net interest income for all future periods on a calculatory basis. The present value is calculated on the basis of scenario analyses without taking into account equity components. An interest rate shock of +100 Bp would lead to a decline in value of € 179.6 million for the entire bank as of December 31, 2011 (compared with € 140.1 million in 2010).

Since December 2011, BaFin requires to simulate sudden and unexpected interest rate changes using a parallel shift of +(-) 200 Bp. As of the reporting date, the risk exposure in the case of rising interest rates amounts to € -325.8 million. In the previous year, the risk exposures for an interest rate shock of +130 Bp was € -136.8 million and for interest rate changes of -190 Bp € +299.1 million. Finally, the risk exposures determined based on the scenarios are analyzed in relation to regulatory equity in accordance with Section 10 of the German Banking Act. A notification pursuant to Section 24 (1) No. 14 KWG is required if the ratio exceeds the notification threshold of 20%. This was not at all required throughout the years 2010 and 2011.

Liquidity risk

Definition

Liquidity risk is the risk of not meeting current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Controlling and monitoring

The liquidity risks resulting from Rentenbank’s open cash balances are limited by a value defined by the Board of Managing Directors which is based on the refinancing options available. The Finance division monitors liquidity risks daily and reports the results to the Board of Managing Directors and the responsible divisions.

Instruments available for managing the short-term liquidity position are interbank funds, securitized money market funding, ECP issues, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes and may borrow funds with terms of up to two years via the EMTN program, loans, global bonds, and traditional instruments.

Pursuant to the requirements of the third amendment to the Minimum Requirements for Risk Management (MaRisk), Rentenbank has sufficient, sustainable highly liquid liquidity reserves to be able to meet any short-term refinancing requirements of at least one week and to cover any additionally required refinancing requirements from stress scenarios. In order to limit short-term liquidity risks, the liquidity requirements must not exceed the relevant freely available funding facilities for a period of up to two years.

For the purpose of monitoring medium and long-term liquidity, scheduled maturities are presented for the coming 15 years on a quarterly basis. A long-term liquidity limit has been set for all time bands. The cumulated cash flows may not exceed this limit.

The adequacy of the stress tests as well as the underlying assumptions and procedures to assess liquidity risks are reviewed at least once annually.

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on the Rentenbank’s liquidity position. The main liquidity scenarios are an integral part of the internal controlling model and are calculated and monitored on a monthly basis. The scenario analyses take into account price declines in securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers and the utilization of cash collateral from collateralization agreements due to an increase in the negative fair values of derivative portfolios or a decrease in the positive fair values of derivative portfolios. This scenario mix is used to simulate the simultaneous (combined) occurrence of bank-specific and market-based stress scenarios.

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Liquidity ratio pursuant to the German Liquidity Regulation

Pursuant to regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung), weighted cash is compared with the weighted payment obligations with matching maturities on a daily basis. Moreover, these indicators are also determined for future reporting dates within the framework of an extrapolation. In the 2011 reporting year, the monthly reported liquidity ratio for the period up to 30 days was between 2.31 and 5.83 (compared with 2.16 and 3.30, respectively, in 2010) and was thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The Board of Managing Directors is provided daily with a short-term liquidity projection and monthly with the liquidity risk report, which include information about short- and long-term liquidity as well as the results of the scenario analyses and the determination of the liquidity cushion pursuant to MaRisk. The Advisory Board is informed on a quarterly basis.

Current risk situation

Rentenbank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing facilities which have always exceeded the Bank’s liquidity requirements by a period of up to two years.

The limit for medium- and long-term liquidity was not exceeded in fiscal year 2011.

Stress scenarios

Rentenbank also performs scenario analyses in which the liquidity requirement resulting from all scenarios is added to cash flows that are already known in order to examine the effects on the solvency of the Bank. As in the prior year, the results of the scenario analyses demonstrate that as of the balance sheet date, the Group will be able to meet its payment obligations at all times without restrictions.

Operational risk

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, risks from fraud, risks from outsourcing risks, operating risks, and event or environmental risks, but does not comprise entrepreneurial risks such as business risks and reputational risks.

Organizational structure of operational risk

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

Legal risks from business transactions are reduced by the Group, insofar as possible, by using standardized contracts. The legal department is consulted at an early stage regarding decisions that could result in legal obligations or benefits for the Group and in case of deviations from standard agreement clauses.

Based on a hazard analysis pursuant to Section 25c KWG, risks from fraud which may endanger the Group’s assets are identified and actions to optimize fraud prevention are established. Compliance with general and bank-specific requirements with regard to effective fraud prevention is analyzed within fraud-relevant subject areas.

Outsourcing risks are generally considered under operational risks and are included in the risk-bearing capacity concept under this type of risk. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is incorporated in risk management and risk monitoring through decentralized outsourcing controlling.

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Operating risks as well as event or environmental risks are identified on a Group-wide basis and managed and monitored based on materiality aspects.

An emergency manual describes the procedures to be followed as part of disaster prevention measures and in the event of an actual disaster. Further emergency plans govern the procedures to be used for potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

Quantification of operational risk

Operational risks are quantified as part of the risk-bearing capacity plan, using a process based on the basic indicator approach in accordance with the Solvency Regulation. The factors underlying the standard and stress scenarios were defined based on business volume.

Incident reporting database

All incidents occurring in the Group are systematically collected and analyzed in an incident reporting database. All current losses and near-losses are recorded in a decentralized manner by the relevant operational risk officers. Operational risks are managed in the individual business areas. This means that the measures to prevent and limit risks are primarily the responsibility of the organizational units. The analysis and aggregation of incidents as well as the methodological development of the instruments used is part of risk controlling.

Self-assessment

The Bank regularly carries out self-assessment procedures. The goal of such self-assessment is to benefit from knowledge necessary to identify and evaluate risks in the business units in which they materialize. Workshops are held at least once annually, during which significant potential operational risk scenarios for all material business processes are identified based on a company-wide process map, and then assessed with respect to amount and frequency of incidents and reduced if applicable by additional preventive measures.

Limitation and reporting

The limit for operational risks is determined using a modified basis indicator approach. Reports are prepared on a quarterly basis and submitted to the Board of Managing Directors, the Advisory Board, and senior management.

Current risk situation

The utilization of operational risk in standard scenarios amounted to € 30.9 million as of the reporting date (compared with € 26.6 million in 2010). Under the stress scenario, the risk exposure determined as of the reporting date amounted to € 61.8 million (compared with € 53.2 million in 2010).

In fiscal year 2011, four significant incidents (valued at more than € 5 thousand) were entered into the incident reporting database. The expected net loss of these incidents was € 284 thousand. No significant single losses resulting from operational risks were incurred in the prior year.

Report on events after the balance sheet date

There were no events of material importance after the end of the fiscal year 2011.

Outlook

The economic development of Rentenbank primarily depends on the conditions on the credit and financial markets. These are influenced, among other things, by the economy, the relevant monetary policy of the central banks, the development of prices and exchange rates as well as the development of public sector finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the economic situation on the agricultural markets. The medium and long-term perspectives of the agricultural sector are very positive overall, above all in view of the growing world population. However, economic volatility also has an impact on the agricultural markets. The global weakening which started in mid-2011 is expected to continue in the first months of 2012. Mild economic recovery is anticipated to materialize only in the second half of the year. Both the persisting sovereign debt crisis in the euro zone and the instability that still exists in some parts of the financial sector are hampering any further development.

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The economic research institutes expect the German economy to grow by less than one per cent in the current year, while they do not rule out that the eurozone, on average, might experience a slight recession. In many European countries, the efforts to consolidate government budgets will likely subdue macroeconomic demand. Furthermore, stimulus from foreign trade will probably weaken in the wake of an overall decline of the world economy.

For the year 2012, the average inflation rate is set to be lower, particularly due to the clouded economic prospects, but also due to base effects related to the prices for energy and food. The European Central Bank (ECB) expects prices to rise at a rate of between 1.5% and 2.5% in the current year.

Against this backdrop, the ECB will presumably not tighten its monetary policy for the foreseeable future and keep its key rate at 1.0% for the time being. If the sovereign debt crisis becomes worse again, further easing cannot be fully ruled out. The long-term yields of safe investments such as German government bonds will likely stay low, as many investors continue to be risk-averse due to the sovereign debt crisis which still remains unsolved. No new business concluded with counterparties from peripheral euro zone countries is anticipated at the moment for 2012, except for derivatives collateralized with cash collateral. Approximately 46% of the exposures in peripheral euro zone countries will become due by the end of 2013.

Thanks to its solid business model in connection with its triple A ratings, Rentenbank expects to fulfill its promotional mandate, even in spite of the environment mentioned above.

In order to project Rentenbank’s future financial position, cash flows, and profit or loss, we have prepared comprehensive annual plans and multi-year plans. The plans consist of forecasts related to the Bank’s financial position, profit or loss, and costs including cost budgets and stress scenarios. Unlike the multi-year plans, the annual plan examines individual factors in greater detail.

Within the framework of our current planning, the Group assumes that new business volume for fiscal years 2012 and 2013 will be below the 2011 level with respect to both the promotional lending business and the refinancing of Rentenbank due to the development on the credit and capital markets. Due to the anticipated large amount of maturing loans in the promotional lending business, we expect a reduction in 2012 and 2013 of both the portfolio volume and, accordingly, income. Program loans for specific purposes will remain the focus of the lending business. All issue programs will still be available to refinance new business. From today’s perspective, net interest income of the “Treasury Management” segment will decline in 2012 and 2013 compared to the previous years’ levels. In contrast, income generated in the “Capital Investment” segment will increase slightly.

Cost planning for 2012 and 2013 takes into account future capital expenditures for data processing and buildings. Investments in data processing also include the implementation of the new trading system as well as the purchase of new reporting software which has already been put out to tender. Another factor in the rising administrative expenses in the relevant areas, despite rigorous cost management, will continue to be the manifold changes in regulatory and accounting legislation.

Against this backdrop, the Group expects operating results to continue to decline in 2012 and 2013, though still above the level achieved before the crisis (€ 146 million in 2007). The satisfying earnings trend enables the Group to account for all identifiable risks as well as to further increase Rentenbank’s capital base.

The operating results for 2012 and 2013 determined based on three different scenarios fluctuate within a range of approximately 25%. They are above the pre-crisis level (2007), even under stress scenarios.

Due to the market-driven changes of measurement parameters in the first two months of 2012, in particular the costs for the swap of liquidity between various currencies, and as a result of the recovery of market prices, above all for bonds from the peripheral euro zone countries, the prior-year measurement losses have been offset to a large extent. Therefore, net income as reported in the income statement and the Group’s total comprehensive income are positive within the low three-digit € million range as of the end of February. As a result of this high volatility of market parameters, the future development of measurement gains or losses cannot be estimated reliably.

The promotional business developed as anticipated in the first months of the current fiscal year. The Board of Managing Directors is confident that Rentenbank will be able to achieve the planned volume in the medium and long-term promotional business and the planned results for fiscal year 2012.

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This outlook contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of Rentenbank’s management and currently available information. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required by law, Rentenbank does not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of comprehensive income (IFRS) for the period from January 1 to December 31, 2011

	Notes	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million

1) Income statement
Interest income		3,906.5	4,019.3
Interest expense		3,544.6	3,668.4

Net interest income	26	361.9	350.9
Provision for loan losses/promotional contribution	13, 27	15.6	5.0
thereof recognition for special loan programs		68.5	71.7
thereof amortization for special loan programs		48.6	44.1

Net interest income after provision for loan losses/promotional contribution		346.3	345.9
Fee and commission income		0.3	2.7
Fee and commission expenses		2.6	2.7

Net fee and commission income	28	-2.3	0.0
Net result from financial investments	29	-11.3	-0.1
Administrative expenses	30	48.0	49.2
Net other operating result	31	-0.4	0.7
Result from fair value measurement and from hedge accounting	32	-352.4	-144.4
Net result from taxes	33	-1.2	-1.1

Group’s net income/loss for the year		-69.3	151.8

2) Other comprehensive income
Change in the revaluation reserve	59	-359.8	-230.0

3) Group’s total comprehensive income		-429.1	-78.2

Reconciliation to the Group’s net profit

	Notes	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million

Group’s net income/loss for the year		-69.3	151.8
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	34	21.4	29.2
b) from other retained earnings	34	118.4	0.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	34	58.2	87.0
b) to other retained earnings	34	0.0	82.2

Group’s net profit		12.3	11.8

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Consolidated balance sheet as of December 31, 2011

Assets	Notes	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Cash and balances with central banks	37	778.6	53.5
Loans and advances to banks	38	51,383.0	49,286.5
thereof promotional contribution	40	-270.7	-249.4
Loans and advances to customers	39	2,853.9	1,517.4
thereof promotional contribution	40	-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	41	772.5	285.2
Positive fair values of derivative financial instruments	42	7,847.6	6,039.7
Financial investments	43	24,737.7	26,541.7
Non-current assets held for sale	14, 44	0.0	0.8
Investment property	15, 45	16.3	16.8
Property and equipment	16, 46	22.4	22.6
Intangible assets	17, 47	5.7	2.5
Current income tax assets	20, 48	2.0	1.7
Deferred tax assets	20, 49	0.5	1.5
Other assets	19, 50	456.9	13.1

Total assets		88,877.1	83,783.0

Liabilities and equity	Notes	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Liabilities to banks	51	3,107.5	2,494.3
Liabilities to customers	52	6,147.6	5,628.9
Securitized liabilities	53	68,161.8	65,101.8
Negative fair values of derivative financial instruments	54	4,262.5	3,341.8
Provisions	21, 22, 55	104.2	102.1
Subordinated liabilities	56	912.4	889.5
Deferred tax liabilities	20, 57	0.1	0.0
Other liabilities	23,58	4,475.3	4,078.0
Equity	24, 34, 59	1,705.7	2,146.6
Subscribed capital		135.0	135.0
Retained earnings		2,321.8	2,403.4
Revaluation reserve		-763.4	-403.6
Group’s net profit		12.3	11.8

Total liabilities and equity		88,877.1	83,783.0

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Consolidated statement of changes in equity Changes in equity for the period from January 1 to December 31, 2011

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2011

Equity as of Jan. 1, 2011	135.0	2,403.4	-403.6	11.8	2,146.6

Net income/loss for the year		-81.6		12.3	-69.3

Change in unrealized gains and losses			-359.8		-359.8

Group’s total comprehensive income	0.0	-81.6	-359.8	12.3	-429.1

Appropriation of net profit				-11.8	-11.8

Equity as of Dec. 31, 2011	135.0	2,321.8	-763.4	12.3	1,705.7

Changes in equity for the period from January 1 to December 31, 2010

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2010

Equity as of Jan. 1, 2010	135.0	2,263.4	-173.6	11.3	2,236.1

Net income/loss for the year		140.0		11.8	151.8

Change in unrealized gains and losses			-230.0		-230.0

Group’s total comprehensive income	0.0	140.0	-230.0	11.8	-78.2

Appropriation of net profit				-11.3	-11.3

Equity as of Dec. 31, 2010	135.0	2,403.4	-403.6	11.8	2,146.6

Further information on equity is included in Notes (24) and (59).

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Consolidated cash flow statement

	Notes	2011 € million	2010 € million

Net income/loss for the year		-69	152
Non-cash items included in net income/loss for the year and
reconciliation to cash flow from operating activities:
Amortization, depreciation and impairment of intangible assets, property and equipment, and investment property	30	5	3
Provision for loan losses/promotional contribution	27	16	26
Impairment of financial investments	29	11	0
Changes in provisions	55	15	0
Gains from the disposal of property and equipment	44	0	0
Change in other non-cash items		1	0
Result from fair value measurement and from hedge accounting	32	352	144
Net interest income	26	-362	-351

Subtotal		-31	-26

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	38	-2,114	-3,473
Loans and advances to customers	39	-1,337	-904
Positive fair values of derivative financial instruments	42	-1,808	-3,167
Other assets from operating activities		-927	112
Liabilities to banks	51	613	-1,166
Liabilities to customers	52	519	-156
Securitized liabilities	53	3,060	4,839
Negative fair values of derivative financial instruments	54	921	-1,021
Other liabilities from operating activities		83	3,673
Interest received	26	3,901	4,015
Dividends received	26	5	4
Interest paid	26	-3,545	-3,668
Net other adjustments		-352	-144

Cash flow from operating activities		-1,012	-1,082

Proceeds from the disposal of:
Financial investments	43	6,628	6,646
Property and equipment	44	1	0
Payments for the acquisition of:
Financial investments	43	-4,828	-5,226
Intangible assets and property and equipment	46 - 47	-8	-1

Cash flow from investing activities		1,793	1,419

Subordinated liabilities	56	-44	-374
Payment of net profit		-12	-11

Cash flow from financing activities		-56	-385

Cash and cash equivalents at beginning of period		54	102

Cash flow from operating activities		-1,012	-1,082
Cash flow from investing activities		1,793	1,419
Cash flow from financing activities		-56	-385
Effect of exchange rate differences		0	0

Cash and cash equivalents at end of period		779	54

The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2011 and 2010 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

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The reported cash flows from operating activities were determined using the indirect method. Under this method, the net income for the year is adjusted for non-cash items and for payments and receipts arising from investing and financing activities. The adjusted net income for the year is further adjusted for changes in assets and liabilities. Interest paid and interest received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were determined using the direct method.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this context, we refer to the explanations regarding the Group’s liquidity management in the Management Report.

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Notes to the consolidated financial statements

Basis of accounting

Application of new or amended standards and interpretations

Accounting policies

(1)	General information

(2)	Estimates

(3)	Scope of consolidation

(4)	Consolidation methods

(5)	Financial instruments

(6)	Determination of the fair value for financial instruments

(7)	Hedge accounting

(8)	Hybrid financial instruments (embedded derivatives)

(9)	Impairment of financial assets

(10)	Currency translation

(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

(12)	Accounting for leases

(13)	Provision for loan losses/promotional contribution

(14)	Non-current assets held for sale

(15)	Investment property

(16)	Property and equipment

(17)	Intangible assets

(18)	Impairment of non-financial assets

(19)	Other assets

(20)	Tax receivables/liabilities

(21)	Provisions for pensions and similar obligations

(22)	Other provisions

(23)	Other liabilities

(24)	Equity

(25)	Contingent liabilities and other commitments

Notes to the consolidated statement of comprehensive income

(26)	Net interest income

(27)	Provision for loan losses/promotional contribution

(28)	Net fee and commission result

(29)	Net result from financial investments

(30)	Administrative expenses

(31)	Net other operating result

(32)	Result from fair value measurement and from hedge accounting

(33)	Net result from taxes

(34)	Retained earnings

Segment reporting

(35)	Notes on segment reporting

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(36)	Operating business segments

Notes to the balance sheet

(37)	Cash and balances with central banks

(38)	Loans and advances to banks

(39)	Loans and advances to customers

(40)	Provision for loan losses/promotional contribution

(41)	Fair value changes of hedged items in a portfolio hedge

(42)	Positive fair values of derivative financial instruments

(43)	Financial investments

(44)	Non-current assets held for sale

(45)	Investment property

(46)	Property and equipment

(47)	Intangible assets

(48)	Current income tax assets

(49)	Deferred tax assets

(50)	Other assets

(51)	Liabilities to banks

(52)	Liabilities to customers

(53)	Securitized liabilities

(54)	Negative fair values of derivative financial instruments

(55)	Provisions

(56)	Subordinated liabilities

(57)	Deferred tax liabilities

(58)	Other liabilities

(59)	Equity

(60)	Contingent liabilities and other commitments

Notes to financial instruments

(61)	Financial instruments by measurement categories

(62)	Result by measurement categories

(63)	Fair value measurement hierarchy

(64)	Additional disclosures on the fair value of financial instruments

(65)	Derivatives

(66)	Liquidity analysis

(67)	Maturity analysis

Other disclosures

(68)	Capital management

(69)	Regulatory capital

(70)	Assets pledged or accepted as security

(71)	Volumes of foreign currency transactions

(72)	Equity investments

(73)	Related party disclosures

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(74)	Average number of employees

(75)	Auditors’ fees

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Basis of accounting

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for fiscal year 2011 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRSs were endorsed by the EU. The IFRSs encompass the individual standards designated as IFRS as well as the International Accounting Standards (“IAS”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. The consolidated statement of comprehensive income is composed of the consolidated income statement and a reconciliation to the Group’s total comprehensive income. The consolidated financial statements and the Group Management Report were prepared by the Board of Managing Directors of Landwirtschaftliche Rentenbank. The consolidated financial statements are expected to be authorized for publication on March 29, 2012, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

The reporting currency is the euro. All amounts are generally shown in millions of euros (€ million).

The required information on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report, which is an integral part of the Group Management Report.

The disclosure requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV) are met through the publication of a separate disclosure report. Among other things, this report refers to explanations in the Risk Report as part of the Group Management Report and in the notes to consolidated financial statements starting from Note (68).

Application of new or amended standards and interpretations

In the following, we describe, as required, standards and interpretations as well as amendments to these that were required to be applied by Rentenbank for the first time in fiscal year 2011: However, these had no effect on the present consolidated financial statements.

Standard/interpretation	Title	Required to be applied for fiscal years beginning on or after
IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
IAS 24	Related Party Disclosures	January 1, 2011
IAS 32	Classification of Rights Issues	February 1, 2010
IFRIC 14	Prepayments of a Minimum Funding Requirement (for pension plans)	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Various	Improvements to IFRSs (May 2010)	July 1, 2010 or January 1, 2011

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The following amendment has already been published, but is required to be applied only for future fiscal years:

Standard/interpretation	Title	Required to be applied for fiscal years beginning on or after
IFRS 7	IFRS Disclosures – Transfers of Financial Assets	July 1, 2011

The amendments to IFRS 7 are not expected to have any effects on the consolidated financial statements. The provisions of the amended standard are not applied early.

The standards issued by the standard setter as of December 31, 2011, but not yet endorsed by the EU, are not applied early within the Group.

Accounting policies

(1)	General information

Accounting and measurement were based on the going concern assumption. The accounting policies were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized and reported in the period to which they relate (accrual basis of accounting). In the case of financial instruments, directly attributable transaction costs (e.g. commissions) as well as interest components paid on a one-off basis (such as premiums and discounts, zero bond components, upfront payments for derivatives) are amortized through profit or loss over the relevant term based on the effective interest method and directly offset against the respective balance sheet item. Pro-rata interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates. These may have a material impact on the financial position and performance. These estimates used are validated on a continuing basis. They are based on past experience as well as on expectations as to future events.

Above all, estimates materially affect the calculation of impairment losses due to anticipated defaults, the determination of the fair value of financial instruments and the calculation of pension obligations. They are, therefore, explained in detail within the context of the relevant accounting policies.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2011 include Rentenbank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV). A detailed list of Rentenbank’s shareholdings in these companies is included in Note (72).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements due to their minor significance for the assessment of the Group’s financial position, cash flows, and profit or loss. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and in the Group’s net income for the year amounted to less than 1% each. These data are based on the financial statements for the period ended December 31, 2011 for Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and on the financial statements for the period ended December 31, 2010 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main. The financial statements of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH for the fiscal year 2011 were not available, but will deviate only insignificantly from the previous year.

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(4)	Consolidation methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout Rentenbank. Intra-group receivables, liabilities and profits or losses as well as intragroup income and expenses are eliminated during consolidation.

As of December 31, 2011, total assets of LRB and DSV according to the annual financial statements prepared in accordance with German commercial law amounted to € 219.9 million (compared with € 219.5 million in 2010) and € 15.0 million (compared with € 15.1 million in 2010), respectively.

(5)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Spot transactions are recognized on the settlement date and derivatives on the trade date.

Financial instruments are initially measured at fair value, which usually equals the sales or purchase price. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	financial assets or liabilities held for trading

•	financial assets or liabilities of the “designated as at fair value” category

The “held for trading” sub-category includes all derivatives and financial assets or liabilities entered into for the purpose of selling them in the near term. Only derivatives, including embedded derivatives required to be separated, are allocated to this sub-category in the Group. The derivatives are exclusively entered into to hedge existing or expected market price risks.

Certain financial assets or liabilities can be allocated upon initial recognition to the “designated as at fair value” category (fair value option). In accordance with IAS 39, the fair value option may only be exercised in the following circumstances:

•	Its application eliminates or reduces otherwise existing accounting mismatches.

•	The financial assets and/or liabilities are part of a portfolio which is managed based on fair value.

•	The financial assets or financial liabilities contain derivatives required to be separated.

If financial assets and liabilities are part of an economic hedging relationship together with derivatives and if the restrictive hedge accounting provisions (see Note (7)) cannot be applied on a permanent basis, the fair value option is used for these financial assets and liabilities. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss, while derivative hedging instruments are measured at fair value through profit or loss. This eliminates this potential accounting mismatch.

The financial assets or liabilities of the category “financial assets/liabilities at fair value through profit or loss” are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the “result from fair value measurement and from hedge accounting.” Any impairments or reversals of impairment losses are implicitly taken into account under this method. Income or expenses from the amortization of premiums or discounts are recorded as accrued interest and reported under net interest income.

Loans and receivables

The “loans and receivables” category includes all financial assets that meet all of the following criteria:

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•	not a derivative

•	not quoted on an active market

•	fixed or determinable payments

This category does not include the following:

•	financial assets held for trading as well as financial assets for which the fair value option was used

•	financial assets designated in the category “available for sale” upon initial recognition

•	financial assets for which the holder may not substantially recover all of its initial investment, other than because of credit deterioration (e.g. index certificates repayment of which depends on a particular index development)

Financial assets of the “loans and receivables” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant balance sheet item. Income or expenses from amortization are recorded as accrued interest and reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the consolidated statement of comprehensive income in the item “provision for loan losses.”

Held to maturity

The “held to maturity” category includes all financial assets meeting all of the following criteria:

•	not a derivative

•	fixed or determinable payments

•	positive intention and ability to hold these financial assets until final maturity

This category does not include the following:

•	financial assets allocated to the categories “designated as at fair value” or “available for sale” upon initial recognition

•	financial assets which are, by definition, allocated to the “loans and receivables” category

Financial assets of the “held to maturity” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant balance sheet item. Income or expenses from amortization are recorded as accrued interest and reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the consolidated statement of comprehensive income in the item “net result from financial investments.”

Available for sale

The category “available for sale” includes all financial assets that are not allocated to one of the other categories for financial assets.

Financial assets of this category are measured at fair value outside of profit or loss. Gains or losses from fair value changes are recognized directly in equity in the “revaluation reserve”.

Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the consolidated statement of comprehensive income and recognized in the item “net result from financial investments.”

Unquoted equity instruments whose fair value cannot be reliably determined are measured at cost less any impairment losses. In the Group, this relates to equity investments reported under “financial investments.”

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Other liabilities

The category “other liabilities” includes all financial liabilities that are not allocated to “financial liabilities at fair value through profit or loss.”

Financial liabilities classified as “other liabilities” are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant balance sheet item. Income or expenses from amortization are recorded as accrued interest and reported in net interest income.

Overview of classes of financial instruments used within the Group

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables
Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Positive fair values of derivative financial instruments	Held for trading
Financial investments	Available for sale
Held to maturity
Designated as at fair value
Other assets	Loans and receivables
Irrevocable loan commitments	—

Financial liabilities
Class	Measurement category
Liabilities to banks	Other liabilities
Designated as at fair value
Liabilities to customers	Other liabilities
Designated as at fair value
Securitized liabilities	Other liabilities
Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities
Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

Non-derivative financial assets that were originally purchased for trading purposes and which are no longer intended for sale in the near term may only be reclassified from the “held for trading” category under extraordinary circumstances. Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g. promissory note loans) may be reclassified from the categories “held for trading” and “available for sale” if the Company has the intention and ability to hold such financial assets for the foreseeable future or until maturity.

Financial assets of the “available for sale” category may be reclassified to the “held to maturity” category if the Company has the intention and the ability to hold such financial assets until maturity. A reclassification the other way round, i.e. from the category “held to maturity” to “available for sale”, is only possible if certain requirements are met.

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(6)	Determination of the fair value for financial instruments

The fair value is the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction. The fair value for financial instruments traded on active markets is determined based on quoted market prices. A financial instrument is regarded as quoted in an active market if prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions. If the criteria set out above are not met, the market is regarded as inactive. Since sometimes there is a great number of market makers with various characteristics, the market prices are selected based on a documented set of criteria. The selected criteria and the underlying ranges are based on judgment. For example, a large bid-offer spread or a small number of transactions in the recent past are indications of an inactive market.

The fair value of all other financial instruments for which no prices are quoted on an active market is determined using valuation models accepted by regulatory authorities. The models are based on observable market parameters.

The fair value of non-option contracts is determined on the basis of the discounted expected future cash flows (discounted cash flow (“DCF”) method). In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread is used for discounting. The observable market data related to credit spreads are derived by distinguishing by rating, maturity, currency and degree of collateralization. Scope for discretion exists in deciding which sources of market data may be used to derive credit spreads. Changes in the market data sources used for credit spreads affect the fair values of the financial instruments presented in the consolidated financial statements. The discounting of derivatives is based on the Eonia or deposit/swap curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. The interest rate curves, basis swap spreads and CCY basis swap spreads are obtained from an external market data provider, broken down by term and currency.

An increase in refinancing costs due to changes in spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining refinancing costs result in measurement losses as the value of the liabilities increases. The opposite effect from changes of credit spreads applies for financial assets. Higher margins arising from increasing credit spreads lead to measurement losses, and declining margins to measurement gains.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

The valuation techniques described here are allocated to various hierarchy levels in accordance with IFRS 7.27A et seq. (see Note (63)).

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risks within the Group are limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the deposit/swap curve plus the constant individual margin of the trade.

(7)	Hedge accounting

Rentenbank enters into derivatives only for the purpose of hedging existing or anticipated market price risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss. The different measurement approaches result in corresponding accounting mismatches and thus to fluctuations in the income statement.

IFRS permits these economic hedging relationships to be accounted for under hedge accounting criteria. If the very restrictive requirements for hedge accounting cannot be met on a permanent basis, the hedged items are allocated to the “designated as at fair value” category.

The hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. Due to Rentenbank’s business strategy, according to which interest rate risks are transferred into a

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variable structure denominated in Euro mainly through the use of derivatives, only fair value hedges are used when accounting for these hedging relationships.

In the case of a fair value hedge, the changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category used. The changes in the fair value of the derivatives recognized in profit or loss are compensated to a high degree in this way.

Large-volume transactions are generally hedged on an individual basis (micro hedges). The loans granted under the promotional financing programs were mainly hedged on a portfolio basis (macro hedges) as a result of the small per-transaction volume.

When a transaction is entered into, Rentenbank documents the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, the judgment whether the hedge is highly effective is documented both at inception (prospective effectiveness) and on a continuing basis (prospective and retrospective effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Prospective effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative were in line with those of the hedged item (critical terms match). Retrospective effectiveness as well as prospective effectiveness are assessed during the hedging period on a half-yearly basis as of the reporting dates, using the regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. In addition, the quality of the regression, measured by the coefficient of determination, must amount to 0.8 or more. The regression analysis is based on data from the last six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in profit or loss from fair value measurement and hedge accounting.

The hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. The hedged item is measured on the basis of the category to which it is allocated. In previous effective hedging periods, recognized changes in the fair value of the designated hedged item attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly time band at the beginning of each hedging period on the basis of the individual expected cash flows. For each time band, interest rate swaps are determined as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. The hedging period generally is one month. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and may be re-defined.

In contrast to the method used for micro hedges, the prospective effectiveness for macro hedges is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Retrospective effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of -80% to -125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge.” This is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

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(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives are an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract. In addition, the hybrid financial instrument may not be already measured at fair value through profit or loss. Loan agreements for which repayment may be made by providing either equities or cash are an example of separable embedded derivatives. In this case, the development of the value of the repayment option is not closely related with the performance of the interest-bearing host contract (loan).

The Group generally allocates all structured products with embedded derivatives otherwise required to be separated to the “designated as at fair value” category. Exceptions to this category are the liquidity assistance loans, which are callable daily and where the host contract belongs to the “loans and receivables” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the host contract’s category. Embedded derivatives required to be separated are always measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in “positive fair values of derivative financial instruments” or “negative fair values of derivative financial instruments,” depending on their current fair value.

(9)	Impairment of financial assets

As of each balance sheet date, Rentenbank evaluates whether there is any objective evidence that interest and principal payments may not be made in the full amount as agreed. This assessed largely using the following criteria:

•	Default related to interest or principal payments of more than 90 days

•	Significant downgrade in the internal rating system

•	Inclusion in the group of noteworthy exposures subject to monitoring

The assessment of the materiality aspect of a downgrade and the criteria for the classification as a noteworthy exposure are subject to judgment. The criteria for monitoring credit risks and for credit ranking are set out in detail in the Group Management Report.

A separate impairment review is not performed for financial assets of the “designated as at fair value” category as these securities are measured at fair value, and any impairment losses are already taken into account in the fair value and recognized in profit or loss.

Loans and advances and financial assets measured at (amortized) cost:

Rentenbank assesses the recoverability for significant single exposures and securities as well as for exposures of insignificant amounts on an individual basis. If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The expected cash flows are determined based on qualified estimates which take into account the financial condition of the counterparty as well as the realization of collateral and additional supporting data such as membership in a protection scheme or liability mechanisms provided by the government. The discount factor used for fixed-interest loans, advances and securities is the original effective interest, while the current effective interest is used for variable-interest loans, advances and securities and the current market return of a comparable financial asset for equity investments measured at cost.

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred, but not for losses anticipated in the future. The Group generally extends credit almost

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exclusively via other banks. Any potential losses are timely identified due to the publication requirements of banks. Therefore, valuation allowances are not required to be recognized on portfolio level.

Financial assets of the category “available for sale” that are measured at fair value:

If objective evidence suggests that financial investments are impaired, such impairment is calculated as the difference between amortized cost and the current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve for securities belonging to the “available for sale” category and as an adjustment of the carrying amount in the “net result from financial investments” for securities belonging to the “held to maturity” category as well as for equity investments.

If the reasons for an impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

(10)	Currency translation

Monetary foreign currency items are translated daily at the closing rate on the balance sheet date. The Group does not hold any non-monetary items denominated in foreign currency (e.g. property and equipment).

The results from currency translation are recognized in the consolidated statement of comprehensive income. The line items used are “result from fair value measurement and from hedge accounting” for hedged currency exposures, and “net other operating result” for open currency positions from payment settlement accounts.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans (Pfandkredite) with Deutsche Bundesbank, the Group takes out or grants collateralized term and overnight deposits. Securities are deposited with or provided by Clearstream, as appropriate, as collateral for these deposits (see Note (70)). Genuine repurchase agreements are not carried out.

(12)	Accounting for leases

Leases are classified as either finance leases or operating leases. A lease is considered a finance lease if it substantially transfers all the risks and rewards incidental to the ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets mainly are motor vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(13)	Provision for loan losses/promotional contribution

The item “provision for loan losses/promotional contribution” in the consolidated statement of comprehensive income primarily includes impairment losses as a result of the discounted promotional contribution of the program loans as well as amortization of such impairment losses over the remaining term. In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as recoveries on loans and advances that were previously written off.

(14)	Non-current assets held for sale

The item “non-current assets held for sale” is used when non-current assets (e.g. property) are intended to be disposed of within a year and their disposal is highly probable.

Such assets are recognized at the lower of their carrying amount or fair value less costs to sell. Write-downs are recognized as impairment losses in general administrative expenses.

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(15)	Investment property

The third-party used properties are accounted for as investment property and held to earn rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, similar to property and equipment. Depreciation is recognized in general administrative expenses.

(16)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and three to six years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are expensed as incurred.

Depreciation is reported in general administrative expenses.

(17)	Intangible assets

Intangible assets include internally generated and purchased software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses of a permanent nature are recognized in the income statement. Amortization and impairment losses are reported in general administrative expenses.

(18)	Impairment of non-financial assets

Property and equipment, investment property, and intangible assets are tested for impairment at each balance sheet date. If the recoverable amount is lower than the carrying amount, the asset is written down to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell.

(19)	Other assets

The balance sheet item “other assets” includes cash collateral provided within the framework of collateralization agreements for derivatives. It also includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(20)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/ liabilities and exclusively relate to the consolidated subsidiaries LRB and DSV. Current tax assets, which are refunded by the taxation authorities, are calculated using the currently applicable tax rates. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base. Existing tax loss carry forwards are also used in this context. The calculation is based on the tax rates applicable to the subsidiaries.

(21)	Provisions for pensions and similar obligations

The Group only maintains defined benefit plans, which are funded internally. There are various defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations as of the balance sheet date, adjusted by not yet recognized actuarial gains and losses, less any unrecognized past service cost, if applicable. Actuarial gains and losses arise from

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differences between the actual and the expected development of the measurement bases and the parameters. Past service cost is caused by the first-time grant or the change of existing defined benefit obligations to the extent that the entitlements refer to previous periods of service. The amount of the pension obligations is determined annually by an independent actuary according to the projected unit credit method.

The present value of the pension obligations depends on various parameters which are determined on the basis of assumptions and estimates. Changes affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, the difference is amortized over the expected average remaining working life and recognized in income. Gains or losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures in this context (see Note (55)).

(22)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes of these estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the income statement items “general administrative expenses,” or “net other operating result.”

(23)	Other liabilities

The balance sheet item “other liabilities” includes cash collateral received within the framework of collateralization agreements for derivatives. In addition, this line item comprises the amounts measured for outstanding commitments related to the special promotional loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special promotional loans.

(24)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, revaluation reserve and the Group’s net profit.

Subscribed capital represents paid-in capital. It was formed by contributions paid by the German agricultural and forestry sector between 1949 and 1958. Subscribed capital is not associated with any rights. Retained earnings comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the HGB financial statements, as well as other retained earnings.

Apart from the amortization of securities reclassified to the “held to maturity” category in 2008, the revaluation reserve primarily includes changes in the fair value of available-for-sale securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes to risk premiums. Fair value changes attributable to interest rate changes in relation to securities which are part of effective hedging relationships are reported in the “result from fair value measurement and from hedge accounting”, together with the fair value changes of the related hedging derivatives.

(25)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group (e.g. indemnities); or

•	result in a present obligation which is not likely to result in a reduction of net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g. pending litigation).

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These obligations are not accounted for as liabilities in accordance with IAS 37.27. Contingent liabilities are disclosed in Note (60).

Notes to the consolidated statement of comprehensive income

(26)	Net interest income

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,434.5	1,327.0	107.5
Derivative financial instruments	1,692.4	1,913.0	-220.6
Financial investments	773.1	771.7	1.4
Other	1.3	2.9	-1.6
Current income from
Shares and other non-fixed-income securities	0.0	0.3	-0.3
Equity investments	5.2	4.4	0.8

Total interest income	3,906.5	4,019.3	-112.8

Interest expenses for
Liabilities to banks and customers	316.4	314.6	1.8
Securitized liabilities	2,090.4	2,114.8	-24.4
Derivative financial instruments	1,102.7	1,190.5	-87.8
Subordinated liabilities	24.5	34.2	-9.7
Other	10.6	14.3	-3.7

Total interest expenses	3,544.6	3,668.4	-123.8

Net interest income	361.9	350.9	11.0

(27)	Provision for loan losses/promotional contribution

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Expenses for additions to promotional contribution	68.5	71.7	-3.2
Income from the amortization of promotional contribution	48.6	44.1	4.5
Impairment and write-off of loans and advances	0.1	0.0	0.1
Reversal of portfolio valuation allowances	3.8	2.3	1.5
Recoveries on loans and advances previously written off	0.6	20.3	-19.7

Provision for loan losses/promotional contribution	15.6	5.0	10.6

The item “provision for loan losses/promotional contribution” primarily includes the discounting of future expenses for special promotional loans (additions to promotional contribution) as well as their amortization over the remaining term.

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(28)	Net fee and commission result

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Fee and commission income from
Service fees	0.0	2.4	-2.4
Compensation for administrative expenses	0.2	0.2	0.0
Trustee loans and pass-through loans	0.1	0.1	0.0

Total fee and commission income	0.3	2.7	-2.4

Fee and commission expenses for
Custody fees	2.2	2.2	0.0
Other	0.4	0.5	-0.1

Total fee and commission expenses	2.6	2.7	-0.1

Net fee and commission income	-2.3	0.0	-2.3

(29)	Net result from financial investments

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Write-down of securities	-11.3	0.0	-11.3
Write-down of an equity investment	0.0	-0.1	0.1

Total	-11.3	-0.1	-11.2

Write-downs of securities relate to a covered security of the available-for-sale category from the Promotional Business segment with a carrying amount of € 13.0 million as of December 31, 2011. The measurement losses recognized in the revaluation reserve in the amount of € 11.3 million were reclassified to the net result from financial investments.

(30)	Administrative expenses

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Other administrative expenses for
Personnel	29.6	30.8	-1.2
IT licenses, fees, consulting services	5.0	3.8	1.2
Public relations	1.9	2.0	-0.1
Audits, contributions, donations	1.7	1.2	0.5
Refinancing	1.4	1.6	-0.2
Occupancy costs	1.0	1.5	-0.5
Maintenance of software	0.9	0.0	0.9
Miscellaneous	1.6	1.9	-0.3

Total other administrative expenses	43.1	42.8	0.3

Depreciation and amortization of
Intangible assets	3.4	3.2	0.2
thereof internally generated software	2.5	2.9	-0.4
IT equipment	0.6	0.5	0.1
Residential and office buildings	0.5	2.2	-1.7
Office equipment and vehicles	0.2	0.2	0.0
Technical and other equipment	0.2	0.3	-0.1
Total depreciation and amortization	4.9	6.4	-1.5

Total administrative expenses	48.0	49.2	-1.2

Miscellaneous administrative expenses include lease expenses in the amount of € 95.0 thousand (compared with € 103.7 thousand in 2010). Future minimum lease payments due within one year totaled € 77.3 thousand (compared with € 76.0 thousand in 2010), payments due between one and five years amounted to € 60.2 thousand (compared with € 100.8 thousand in 2010). Contracts with payment obligations over a term of

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more than five years have not been entered into. The payments relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had 16 (compared with 23 in 2010) lease agreements, only six (compared with eight in 2010) of which have a renewal option to extend the lease term by one year.

(31)	Net other operating result

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Other operating income
Rental income	1.8	1.9	-0.1
Reimbursement of costs	0.4	0.3	0.1
Reversals of provisions/liabilities	2.3	0.0	2.3
Other income	1.2	1.7	-0.5

Total other operating income	5.7	3.9	1.8

Other operating expenses
Increase of capital contribution to Edmund Rehwinkel Foundation	2.7	2.0	0.7
Additions to provisions	1.9	0.0	1.9
Bank-owned housing	0.8	0.7	0.1
Other expenses	0.7	0.5	0.2
Total other operating expenses	6.1	3.2	2.9

Net other operating income	-0.4	0.7	-1.1

(32)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Micro hedge accounting
Hedged items	161.6	-34.5	196.1
Hedging instruments	-174.4	35.4	-209.8
Result from currency translation	0.0	-0.1	0.1

Micro hedge accounting, total	-12.8	0.8	-13.6

Macro hedge accounting
Hedged items	487.3	-59.6	546.9
thereof amortization of fair value changes of hedged items in a portfolio hedge	-45.1	-113.8	68.7
Hedging instruments	-539.1	-62.8	-476.3

Macro hedge accounting, total	-51.8	-122.4	70.6

Fair value measurement
Hedged items	-258.3	31.8	-290.1
Derivatives	-20.5	-50.9	30.4
Result from currency translation	-9.0	-3.7	-5.3

Fair value measurement, total	-287.8	-22.8	-265.0

Total	-352.4	-144.4	-208.0

The result from fair value measurement and from hedge accounting includes the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the deposit/swap curve. After the reversal of hedging relationships in the balance sheet in case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

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Derivatives and financial instruments of the category “financial assets/liabilities at fair value through profit or loss” are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

The Group generally has no open foreign currency positions. However, measurement at fair value leads to currency translation differences which are reported here.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

The non-market-related changes included in the measured amounts are shown in the following table. The changes are due to changes in credit risk. Determination is based on the effects on measurement arising from changes in the credit ranking of business partners or Rentenbank’s creditworthiness.

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Accumulated until Dec. 31, 2011 € million	Accumulated until Dec. 31, 2010 € million

Loans and advances	-14.7	-6.9	-52.5	-37.8
Financial investments	-12.6	-28.6	-86.4	-73.8
Liabilities	0.0	0.0	0.0	0.0

Total	-27.3	-35.5	-138.9	-111.6

The risk-adjusted measurement of the liabilities, taking into account the credit spread, only included market-related changes for the year under review as well as for the prior years. The credit rating of Rentenbank and hence its liabilities did not change in either the year under review or in previous years.

(33)	Net result from taxes

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Deferred taxes on tax loss carryforwards	-1.0	-0.9	-0.1
Deferred taxes on temporary differences	-0.1	0.0	-0.1
Current income taxes	-0.1	-0.1	0.0
Other taxes	0.0	-0.1	0.1

Total	-1.2	-1.1	-0.1

(34)	Retained earnings

	Jan. 1 to Dec. 31, 2011 € million	Jan. 1 to Dec. 31, 2010 € million	Change in € million

Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law governing the Landwirtschaftliche Rentenbank	21.4	29.2	-7.8
b) from other retained earnings	118.4	0.0	118.4
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law governing the Landwirtschaftliche Rentenbank	58.2	87.0	-28.8
b) to other retained earnings	0.0	82.2	-82.2

Total	-81.6	140.0	-221.6

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The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in Rentenbank’s separate financial statements and transferred to the consolidated financial statements. In accordance with Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve may at no time exceed 5 percent of the nominal amount of the covered bonds outstanding. The reduction of the bonds subject to cover requirements, which was due to maturing bonds, required a reduction of the guarantee reserve by € 21.4 million (compared with € 29.2 million in 2010). From an accounting perspective, this led to an increase of the principal reserve by the same amount.

In addition, an amount of € 36.8 million was transferred from retained earnings to the principal reserve (compared with € 57.8 million in 2010 from group’s net income).

A further € 81.6 million was withdrawn from retained earnings, resulting in a Group net profit of € 12.3 million (compared with € 11.8 million in 2010).

Segment reporting

(35)	Notes on segment reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segment and countries. For the purposes of defining segments, Rentenbank considered the organizational and management structure of the Group as well as its internal financial reporting structure. Our operating segments are as follows:

•	Treasury Management:

This segment shows the results of the Group’s liquidity supply and management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), derivatives).

•	Promotional Business:

This segment shows the promotional business other than capital investment transactions. The Promotional Business segment includes the earnings of Rentenbank and of all subsidiaries as well as those of the equity investments held by these subsidiaries.

•	Capital Investment:

This segment shows the earnings contributions from the investment of the Rentenbank’s total capital and of medium to long-term provisions in the form of securities, promotional loans and the direct shareholdings of Rentenbank.

The Group is centrally managed exclusively from Frankfurt/Main. All income and expenses are generated there. There, we do not present regional segment information as required by IFRS 8.

The results are presented on a net basis in the segment report in accordance with the margin-based management approach of Rentenbank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission result, net trading result, and net result from financial investments as well as of the result from fair value measurement and from hedge accounting is made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources in the relevant segments.

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Segment assets and liabilities are allocated to the individual segments in line with earnings contributions. The medium and long-term provisions and the invested capital are included in the Capital Investment segment.

(36)	Operating business segments

	Treasury Management		Promotional Business		Capital Investment		Total

	2011	2010	2011	2010	2011	2010	2011	2010
from Jan 1 to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	67.7	80.2	186.7	170.9	107.5	99.8	361.9	350.9
Provision for loan losses/ promotional contribution	0.0	0.0	15.6	5.0	0.0	0.0	15.6	5.0
Net fee and commission income	-0.1	-0.2	-2.2	0.2	0.0	0.0	-2.3	0.0
Net result from financial investments	0.0	0.0	-11.3	0.0	0.0	-0.1	-11.3	-0.1
Other administrative expenses	4.5	4.3	32.3	32.4	6.2	6.1	43.0	42.8
Depreciation and amortization	0.6	0.8	3.7	4.7	0.7	0.9	5.0	6.4
Net other operating result	0.0	0.0	-0.4	0.7	0.0	0.0	-0.4	0.7
Result from fair value measurement and from hedge accounting	-3.7	6.0	-348.7	-150.4	0.0	0.0	-352.4	-144.4
Net result from taxes	0.0	0.0	-1.2	-1.1	0.0	0.0	-1.2	-1.1

Net income/loss for the year	58.8	80.9	-228.7	-21.8	100.6	92.7	-69.3	151.8

	Dec. 31, 2011 € billion	Dec. 31, 2010 € billion	Dec. 31, 2011 € billion	Dec. 31, 2010 € billion	Dec. 31, 2011 € billion	Dec. 31, 2010 € billion	Dec. 31, 2011 € billion	Dec. 31, 2010 € billion

Segment assets	13.1	10.4	72.8	70.8	3.0	2.6	88.9	83.8
Segment liabilities (incl. equity)	13.0	14.4	72.9	66.8	3.0	2.6	88.9	83.8

As in the previous year, interest income generated from transactions with one single counterparty did not account for 10% or more of total interest income.

Notes to the balance sheet

(37)	Cash and balances with central banks

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Cash on hand	0.2	0.1	0.1
Balances with central banks	778.4	53.4	725.0

Total	778.6	53.5	725.1

As in the previous year, the item “balances with central banks” consists of balances held with Deutsche Bundesbank.

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(38)	Loans and advances to banks

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Repayable on demand	10.2	3.3	6.9
Time deposits	7,618.2	7,515.5	102.7
Promissory note loans/registered bonds	16,616.5	18,495.2	-1,878.7
Special loans	26,194.9	22,405.7	3,789.2
thereof promotional contribution	-270.7	-249.4	-21.3
Open market operations	300.0	0.0	300.0
Global refinancing facility	407.0	540.7	-133.7
Other	236.2	326.1	-89.9

Total	51,383.0	49,286.5	2,096.5

(39)	Loans and advances to customers

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Repayable on demand	0.1	0.1	0.0
Medium- and long-term loans	1.2	38.2	-37.0
Promissory note loans	2,391.0	964.5	1,426.5
Special loans	459.6	512.8	-53.2
thereof promotional contribution	-0.1	-0.1	0.0
Other	2.0	1.8	0.2

Total	2,853.9	1,517.4	1,336.5

(40)	Provision for loan losses/promotional contribution

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances		Total

	2011	2010	2011	2010	2011	2010	2011	2010
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 1	267.4	239.8	0.0	0.0	3.8	6.1	271.2	245.9
Addition	68.5	71.7	0.1	0,0	0.0	0.0	68.6	71.7
Utilization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversals	48.6	44.1	0.0	0.0	3.8	2.3	52.4	46.4

As of Dec. 31	287.3	267.4	0.1	0.0	0.0	3.8	287.4	271.2
Thereof
Loans and advances to banks	270.7	249.4	0.0	0.0	0.0	3.8	270.7	253.2
Loans and advances to customers	0.1	0.1	0.1	0.0	0.0	0.0	0.2	0.1
Loan commitments	16.5	17.9	0.0	0.0	0.0	0.0	16.5	17.9

Total	287.3	267.4	0.1	0.0	0.0	3.8	287.4	271.2

The specific valuation allowance refers to a loan with a carrying amount of € 0.4 million as of December 31, 2011. No recoverable collateral was provided for this loan.

(41)	Fair value changes of hedged items in a portfolio hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes attributable to interest rate changes in the amount of € 772.5 million (compared with € 285.2 million in 2010) related to loans allocated to macro hedge accounting. See Note (7) for further explanations.

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(42)	Positive fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	0.2	65.9	-65.7
Financial investments	0.1	9.3	-9.2
Liabilities
Liabilities to banks	26.8	24.9	1.9
Liabilities to customers	366.1	181.2	184.9
Securitized liabilities	598.9	415.9	183.0
Subordinated liabilities	13.6	9.1	4.5

Hedge accounting, total	1,005.7	706.3	299.4

Instruments designated as at fair value
Assets
Loans and advances to banks	3.7	5.0	-1.3
Financial investments	0.0	10.6	-10.6
Liabilities
Liabilities to banks	6.6	7.7	-1.1
Liabilities to customers	205.1	82.9	122.2
Securitized liabilities	5,994.7	4,952.3	1,042.4
Subordinated liabilities	254.8	198.3	56.5
Treasury Management	323.9	48.4	275.5

Instruments designated as at fair value, total	6,788.8	5,305.2	1,483.6

Other items
Assets
Loans and advances to banks	7.2	0.9	6.3
Financial investments	1.6	2.6	-1.0
Liabilities
Liabilities to customers	2.4	0.0	2.4
Securitized liabilities	41.9	24.7	17.2

Total other items	53.1	28.2	24.9

Total	7,847.6	6,039.7	1,807.9

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

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(43)	Financial investments

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	133.6	-133.6
of other issuers	40.1	0.0	40.1
Bonds
of public-sector issuers	1,403.0	1,606.3	-203.3
of other issuers	23,175.6	24,682.8	-1,507.2
Equity investments	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	24,737.7	26,541.7	-1,804.0

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Dec. 31, 2011 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2010 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	133.6	0.0
of other issuers	40.1	0.0	0.0	0.0
Bonds
of public-sector issuers	1,213.1	189.9	1,464.0	142.3
of other issuers	21,279.8	1,895.8	23,721.9	960.9

Total	22,533.0	2,085.7	25,319.5	1,103.2

Non-current equity investments developed as follows:

	2011 € million	2010 € million

Historical cost as of Jan. 1	223.4	223.3
Additions	0.0	0.1
Disposals	0.0	0.0
Accumulated amortization/impairment	104.6	104.6
Amortization and impairment	0.0	0.1
Carrying amount as of Dec. 31	118.8	118.8

Investments were recognized at cost due to the absence of both an active market and relevant measurement parameters in accordance with IAS 39.46 (c). No write-downs were necessary as of December 31, 2011.

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(44)	Non-current assets held for sale

One property was sold in 2011, as resolved at the end of 2010. The sale resulted in a gain of € 0.3 million, which was reported in “net other operating result.”

	2011 € million	2010 € million

Cost as of Jan. 1	0.9	0.0

Additions	0.0	0.0
Disposals	0.9	0.0
Reclassifications	0.0	0.9
Accumulated depreciation	0.0	0.1
Depreciation	0.0	0.0

Carrying amount as of Dec. 31	0.0	0.8

(45)	Investment property

The item “investment property” includes one property that is fully leased to third parties. The expected useful life was set at 33 years.

There were no restrictions with respect to the relevant land and buildings that could impede disposal.

No impairment losses had to be recognized for investment property as no permanent impairment was identified by the impairment test as required under IAS 36.

Investment property changed as follows:

	2011 € million	2010 € million

Cost as of Jan. 1	19.7	19.7

Additions	0.0	0.0
Disposals	0.0	0.0
Reclassifications	0.0	0.0
Accumulated amortization	3.4	2.9
Depreciation	0.5	0.5

Carrying amount as of Dec. 31	16.3	16.8

The fair value of the property amounted to approximately € 18.9 million (compared with approximately € 18.9 million in 2010). The fair value was determined on the basis of the income capitalization approach taking into account a valuation opinion.

Other operating income included rental income of € 0.9 million (compared with € 1.0 million in 2010). Expenditures directly attributable to the property in the amount of € 45.8 thousand (compared with € 56.3 thousand in 2010) as well as real property tax in the amount of € 35.9 thousand (compared with € 35.9 thousand in 2010) were reported in “other operating expenses.”

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(46)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. Therefore, they are classified as property and equipment.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2011 € million	2010 € million	2011 € million	2010 € million	2011 € million	2010 € million

Cost as of Jan. 1	23.1	24.0	10.2	11.5	33.3	35.5

Additions	0.0	0.0	1.0	0.6	1.0	0.6
Disposals	0.0	0.0	1.6	1.9	1.6	1.9
Reclassifications	0.0	-0.9	0.0	0.0	0.0	-0.9
Accumulated depreciation	0.1	0.1	8.5	8.9	8.6	9.0
Depreciation	0.0	0.0	1.0	1.0	1.0	1.0
Accumulated impairment	1.7	1.7	0.0	0.0	1.7	1.7
Impairment	0.0	1.7	0.0	0.0	0.0	1.7

Carrying amount as of Dec. 31	21.3	21.3	1.1	1.3	22.4	22.6

Land was tested for impairment on the basis of current standard land values. The impairment test did not indicate any requirement to recognize impairment losses for 2011. In the previous year, an impairment loss in the amount of € 1.7 million was necessary, which was reported in “general administrative expenses.”

(47)	Intangible assets

Intangible assets held within the Group comprise purchased and internally generated software.

Amortization is recognized in general administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

Intangible assets changed as follows:

	Acquired software		Internally generated		Total

	2011 € million	2010 € million	2011 € million	2010 € million	2011 € million	2010 € million

Cost as of Jan. 1	1.7	1.5	11.7	12.4	13.4	13.9

Additions	5.8	0.4	0.8	2.0	6.6	2.4
Disposals	0.1	0.2	2.1	2.7	2.2	2.9
Accumulated amortization	2.2	1.3	9.9	9.6	12.1	10.9
Amortization	0.9	0.3	2.5	2.9	3.4	3.2

Carrying amount as of Dec. 31	5.2	0.4	0.5	2.1	5.7	2.5

(48)	Current income tax assets

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Tax refund claims	1.3	1.1	0.2
Income tax assets	0.7	0.6	0.1

Total	2.0	1.7	0.3

Tax refund claims against the tax authorities resulted from transactions which were subject to withholding tax on investment income. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

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(49)	Deferred tax assets

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Deferred tax assets	0.5	1.5	-1.0

Total	0.5	1.5	-1.0

The Group’s consolidated subsidiaries are subject to taxes. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (compared with 15.8% in 2010) and a uniform municipal trade tax rate of 16.1% (compared with 16.0% in 2010).

Deferred tax assets were calculated based on existing loss carryforwards within the Group.

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Tax loss carryforwards	0.5	1.5	-1.0
Temporary differences	0.0	0.0	0.0

Total	0.5	1.5	-1.0

According to the most recent tax assessments as of December 31, 2010, tax loss carryforwards existed within the Group at DSV in an amount of € 50.6 million (compared with € 50.2 million in 2010), € 26.3 million (compared with € 26.1 million in 2010) of which related to corporation tax and € 24.3 million (compared with € 24.1 million in 2010) to municipal trade tax. The loss carryforwards at DSV mainly resulted from impairment losses recognized in prior fiscal years.

LRB had tax loss carryforwards of € 72.3 million (compared with € 73.4 million in 2010), € 65.1 million (compared with € 64.0 million in 2010) of which related to corporation tax and € 7.2 million (compared with € 9.4 million in 2010) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity investments up until fiscal year 1999.

Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years.

The planning horizon of LRB as an active company was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments. Based on the assumption of a breakeven result in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

Deferred tax assets	Dec. 31, 2010 € million	Utilization € million	Additions € million	Dec. 31, 2011 € million

DSV
Corporation tax	0.7	0.5	0.0	0.2
Municipal trade tax	0.8	0.5	0.0	0.3

Total DSV	1.5	1.0	0.0	0.5

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(50)	Other assets

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Cash collateral from collateral management	454.3	11.4	442.9
Prepaid expenses	1.4	1.3	0.1
Other	1.2	0.4	0.8

Total	456.9	13.1	443.8

(51)	Liabilities to banks

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Repayable on demand	437.7	0.1	437.6
Time deposits	110.0	210.0	-100.0
Registered bonds and promissory note loans	1,336.2	1,344.0	-7.8
Global loans	1,223.6	940.2	283.4

Total	3,107.5	2,494.3	613.2

(52)	Liabilities to customers

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Repayable on demand	416.7	62.5	354.2
Time deposits	24.8	14.9	9.9
Registered bonds and promissory note loans	5,601.7	5,453.9	147.8
Loan agreements	52.2	47.9	4.3
Other	52.2	49.7	2.5

Total	6,147.6	5,628.9	518.7

(53)	Securitized liabilities

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Medium-term notes	47,261.4	42,963.0	4,298.4
Global bonds	13,500.4	12,056.5	1,443.9
Euro commercial paper	7,351.1	10,032.6	-2,681.5
Bearer bonds	47.9	46.6	1.3
Rentenbank bonds	1.0	3.1	-2.1

Total	60,161.8	65,101.8	3,060.0

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(54)	Negative fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	1,859.0	1,295.8	563.2
Loans and advances to customers	186.9	60.6	126.3
Financial investments	931.3	673.0	258.3
Liabilities
Liabilities to banks	0.0	2.2	-2.2
Liabilities to customers	0.1	0.0	0.1
Securitized liabilities	21.1	25.3	-4.2

Hedge accounting, total	2,998.4	2,056.9	941.5

Instruments designated as at fair value
Assets
Loans and advances to banks	18.7	23.7	-5.0
Financial investments	280.4	215.4	65.0
Liabilities
Liabilities to banks	17.9	38.3	-20.4
Liabilities to customers	47.3	38.3	9.0
Securitized liabilities	587.2	779.8	-192.6
Subordinated liabilities	-21.8	-17.6	-4.2
Treasury Management	0.4	85.2	-84.8

Instruments designated as at fair value, total	930.1	1,163.1	-233.0

Other items
Assets
Loans and advances to banks	244.7	84.3	160.4
thereof embedded derivatives	0.5	0.7	-0.2
Loans and advances to customers	2.0	2.9	-0.9
Financial investments	62.6	20.8	41.8
Liabilities
Securitized liabilities	24.7	13.8	10.9
Total other items	334.5	122.5	212.0

Total	4,263.0	3,342.5	920.5

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

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(55)	Provisions

	Dec. 31, 2010 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2011 € million

Pension provisions	90.0	5.6	0.0	6.4	90.8
Other provisions	12.1	6.9	0.1	8.3	13.4

Total	102.1	12.5	0.1	14.7	104.2

a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Present value of pension obligations as of January 1	90.0	87.9	2.1
Less unrecognized actuarial gains (-)/losses (+)	0.0	-1.5	1.5
Balance of provisions as of January 1	90.0	89.4	0.6
Current service cost	1.7	1.6	0.1
Interest cost	4.7	5.0	-0.3
Additions to pension provisions	6.4	6.6	-0.2
Pension benefits paid	-5.6	-5.6	0.0
Reversals	0.0	-0.4	0.4
Balance of provisions as of December 31	90.8	90.0	0.8
Plus unrecognized actuarial gains (-)/losses (+)	0.5	0.0	0.5
Present value of pension obligations as of December 31	91.3	90.0	1.3

Differences between the present value of pension obligations and the provision reported in the balance sheet result from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. Unrecognized actuarial gains as of December 31, 2011, amounted to € 0.5 million (compared with € 0.0 million in 2010).

The additions to pension provisions of € 6.4 million (as compared with € 6.6 million in 2010) were reported in full under administrative expenses.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions.

	Dec. 31, 2011	Dec. 31, 2010

Discount rate	4.8%	4.8%
Future salary increases
Increase based on collective wage agreements	2.3%	2.3%
Career trend until the age of 45	1.0%	1.0%
Future pension increases	1.0%-2.3%	1.0%-2.3%
Rate of inflation	2.0%	2.3%
Staff turnover rate	2.0%	2.0%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

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The present value of pension obligations changed as follows:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2007 € million

Present value of pension obligations	91.3	90.0	87.9	87.9	86.7
Experience adjustments of pension obligations	0.5	1.5	-1.8	1.1	-9.5

Experience adjustments of pension obligations are defined as the difference between the actual pension obligation and the expected pension obligation as determined on the basis of the measurement parameters of the previous reporting date. Therefore, the experience adjustment corresponds to the change in actuarial gains/losses.

b)	Other provisions

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Administration of former equity investments	9.6	10.0	-0.4
Other provisions	3.8	2.1	1.7

Total	13.4	12.1	1.3

The provisions for the administration of former equity investments relate primarily to the obligation contractually assumed by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation. Rentenbank, together with the other shareholders of DGL, has undertaken to contribute pro-rata coverage amounts in order to secure the solvency of DGL until its expected liquidation in roughly 50 years.

Other provisions primarily included provisions for litigation costs as well as for potential payments for service anniversaries or early retirement.

(56)	Subordinated liabilities

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Medium-term notes	677.2	627.3	49.9
Loan agreements	171.2	202.8	-31.6
Promissory note loans	64.0	59.4	4.6

Total	912.4	889.5	22.9

(57)	Deferred tax liabilities

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Deferred tax liabilities	0.1	0.0	0.1

Total	0.1	0.0	0.1

The Group’s consolidated subsidiaries are subject to taxes. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (compared with 15.8% in 2010) and a uniform municipal trade tax rate of 16.1% (compared with 16.0% in 2010).

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Deferred tax liabilities were calculated from temporary differences between the IFRS balance sheet and the tax accounts.

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Temporary differences	0.1	0.0	0.1

Total	0.1	0.0	0.1

A deferred tax liability of € 125.7 thousand (compared with € 0.0 thousand in 2010) was recognized for the difference between the amounts reported for pension provisions in the tax accounts and the IFRS balance sheet in the amount of € 0.4 million (compared with € 0.0 million in 2010).

Deferred tax liabilities	Dec. 31, 2010 € ’000	Utilization € ’000	Additions € ’000	Dec. 31, 2011 € ’000

DSV	0.0	0.0	62.3	62.3
Corporation tax	0.0	0.0	63.4	63.4
Municipal trade tax

Total	0.0	0.0	125.7	125.7

(58)	Other liabilities

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Cash collateral from collateral management	4,422.7	4,007.8	414.9
Deferred income	27.3	42.2	-14.9
Discounted promotional contribution	16.5	17.9	-1.4
Accruals	5.9	7.0	-1.1
Other liabilities	2.9	3.1	-0.2

Total	4,475.3	4,078.0	397.3

Cash collateral from collateral management refers to collateral received by Rentenbank to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts.

The deferred income item includes the prepayments of interest subsidies, which are recorded at present value. These interest subsidies reduce interest cost and are granted by the German federal states within the framework of investment support programs. These interest subsidies are passed by Rentenbank on to the agricultural sector in connection with its promotional loans.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed program loans that have not yet been disbursed.

Accruals mainly include obligations related to provisions from new business concluded.

Other liabilities primarily include liabilities to the tax authorities amounting to € 1.1 million (compared with € 1.2 million in 2010).

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(59)	Equity

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	709.8	651.6	58.2
Guarantee reserve	137.7	159.1	-21.4
Other retained earnings	1,474.3	1,592.7	-118.4
Total retained earnings	2,321.8	2,403.4	-81.6
Revaluation reserve	-763.4	-403.6	-359.8
Group’s net profit/loss	12.3	11.8	0.5

Total	1,705.7	2,146.6	-440.9

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in Rentenbank’s separate financial statements and transferred to the consolidated financial statements. For the purposes of presenting the Group’s distributable net profit, other retained earnings were reduced by a corresponding amount.

The changes in the revaluation reserve in a total amount of € -359.8 million (compared with € -230 million in 2010) include € 43.1 million (compared with € 74.0 million in 2010) for the amortization of the securities reclassified to the “held to maturity” category in 2008.

(60)	Contingent liabilities and other commitments

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	3.1	4.1	-1.0
Other commitments
Irrevocable loan commitments	177.5	612.3	-434.8

Total	180.6	616.4	-435.8

Contingent liabilities included default guarantees for capital market loans subject to interest subsidies in the amount of € 3.1 million (compared with € 3.5 million in 2010). Rentenbank has back-to-back guarantees granted by the government that fully collateralize the default guarantees.

Other commitments include irrevocable loan commitments from the lending business.

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Notes to financial instruments

(61)	Financial instruments by measurement categories

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	6,841.9	5,333.4	1,005.7	706.3
Designated as at fair value
Loans and advances to banks	18,030.9	19,707.0
Loans and advances to customers	356.0	360.6
Financial investments	8,212.5	10,265.1
Loans and Receivables
Balances with central banks					778.4	53.4
Loans and advances to banks			31,228.2	27,462.6	2,880.8	2,394.6
Loans and advances to customers			2,122.9	708.7	390.6	455.6
Other assets					454.3	11.4
Available for Sale
Financial investments	1,571.6	810.0	12,360.5	11,800.0	118.8	118.8
Held to Maturity
Financial investments					2,474.3	3,547.8

Total assets	35,012.9	36,476.1	46,717.3	40,677.6	7,097.2	6,581.6

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Liabilities
Held for trading
Negative fair values of derivative financial Instruments	1,264.1	1,284.9	2,998.4	2,056.9
Designated as at fair value
Liabilities to banks	1,778.7	1,234.8
Liabilities to customers	1,584.5	880.0
Securitized liabilities	52,791.3	52,400.7
Subordinated liabilities	848.4	830.2
Other Liabilities
Liabilities to banks			788.2	670.2	540.6	589.3
Liabilities to customers			2,706.0	2,616.9	1,857.1	2,132.0
Securitized liabilities			10,278.3	8,947.6	5,092.2	3,753.5
Subordinated liabilities			64.0	59.3	0.0	0.0
Other liabilities					4,422.9	4,008.1

Total liabilities	58,267.0	56,630.6	16,834.9	14,350.9	11,912.8	10,482.9

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Securities of the “available for sale” category and derivatives that were allocated to hedge accounting and whose fair value changes were recognized in the result from hedge accounting were included in the “hedge fair value” column, irrespective of their measurement at full fair value.

The difference between the carrying amounts and the contractually agreed repayment for liabilities designated as at fair value amounted to € -270.3 million (compared with € 37.7 million in 2010). This amount resulted from measurement at fair value and from differences between the cost and the repayment amount, particularly for zero coupon bonds.

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The amount of the maximum credit risk exposure as of the balance sheet date (carrying amount) for loans and advances to banks and customers of the category “designated as at fair value” totaled € 18,386.9 million (compared with € 20,067.6 million in 2010).

(62)	Result by measurement categories

The earnings contributions can be broken down by measurement category as follows:

	Interest income/amortization		Interest expense/amortization		Provision for loan losses/promotional contribution (LLP/PC)		Net interest income after LLP/PC

	2011	2010	2011	2010	2011	2010	2011	2010

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	1,692.4	1,913.0	1,102.7	1,190.5	0.0	0.0	589.7	722.5
Designated as at fair value	376.7	373.1	1,791.7	1,831.2	3.1	4.5	-1,418.1	-1,462.6
Loans and receivables	1,204.6	1,130.2	1.0	1.0	12.5	0.5	1,191.1	1,128.7
Available for sale	564.4	541.9	7.8	7.7	0.0	0.0	556.6	534.2
Held to maturity	68.4	61.1	1.6	1.6	0.0	0.0	66.8	59.5
Other liabilities	0.0	0.0	639.8	636.4	0.0	0.0	-639.8	-636.4
No financial instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	3,906.5	4,019.3	3,544.6	3,668.4	15.6	5.0	346.3	345.9

	Net interest income after LLP/PC		Fee and commission income		Fee and commission expenses		Net interest income after LLP/PC plus net fee and commission income

	2011	2010	2011	2010	2011	2010	2011	2010

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	589.7	722.5	0.0	0.0	0.0	0.0	589.7	722.5
Designated as at fair value	-1,418.1	-1,462.6	0.0	0.4	1.0	1.3	-1,419.1	-1,463.5
Loans and receivables	1,191.1	1,128.7	0.3	2.3	0.1	0.1	1,191.3	1,130.9
Available for sale	556.6	534.2	0.0	0.0	1.3	1.0	555.3	533.2
Held to maturity	66.8	59.5	0.0	0.0	0.2	0.3	66.6	59.2
Other liabilities	-639.8	-636.4	0.0	0.0	0.0	0.0	-639.8	-636.4
No financial instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	346.3	345.9	0.3	2.7	2.6	2.7	344.0	345.9

	Net interest income after LLP/PC plus net fee and commission income		Result from fair value measurement and from hedge accounting		Other		Total

	2011	2010	2011	2010	2011	2010	2011	2010

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	589.7	722.5	-734.8	12.1	0.0	0.0	-145.1	734.6
Designated as at fair value	-1,419.1	-1,463.5	-245.9	-52.9	0.0	0.0	-1,665.0	-1,516.4
Loans and receivables	1,191.3	1,130.9	754.7	-63.7	0.0	0.0	1,946.0	1,067.2
Available for sale	555.3	533.2	311.8	45.4	-11.3	-0.1	855.8	578.5
Held to maturity	66.6	59.2	0.0	0.0	0.0	0.0	66.6	59.2
Other liabilities	-639.8	-636.4	-438.2	-85.3	0.0	0.0	-1,078.0	-721.7
No financial instruments	0.0	0.0	0.0	0.0	-49.6	-49.6	- 49.6	-49.6

Total	344.0	345.9	-352.4	-144.4	-60.9	-49.7	-69.3	151.8

All significant results to be recognized in the income statement were presented separately for the financial instruments by category; these mainly included results from interest, fees, and commissions as well as from the measurement at fair value and from hedge accounting. As far as existing hedging relationships are concerned, the results from fair value measurement and from hedge accounting of hedging instruments were reported under the category “held for trading” and the results of hedged items under the categories “loans and receivables,” “available for sale” or “other liabilities.” Income and expenses not generated from financial instruments were reported in the line item “no financial instruments.” Personnel expenses, administrative expenses, depreciation and write-downs of operating and office equipment, taxes, and other operating expenses and income are shown in the “other” column.

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(63)	Fair value measurement hierarchy

IFRS 7 defines a hierarchy of fair values determined using valuation techniques. This hierarchy is based on whether the inputs of the valuation models can be observed or not. Market data from independent sources is considered to be observable market data. The Group makes internal assumptions in the case of unobservable parameters. This results in the following hierarchy of measurement methods:

•	Level 1: quoted prices in active markets for identical instruments

•	Level 2: prices quoted for a similar asset or a similar liability on an active market or determined using valuation techniques based on observable market data

•	Level 3: prices determined using valuation techniques where material inputs are not based on observable market data

	Level 1 as of Dec. 31		Level 2 as of Dec. 31,		Level 3 as of Dec. 31

	2011 € million	2010 € million	2011 € million	2010 € million	2011 € million	2010 € million

Loans and advances to banks	0.0	0.0	18,030.9	19,707.0	0.0	0.0
Loans and advances to customers	0.0	0.0	356.0	360.6	0.0	0.0
Positive fair values of derivative financial instruments	0.0	0.0	7,847.6	6,039.7	0.0	0.0
Financial investments	19,694.7	19,291.7	2,449.9	3,583.4	0.0	0.0

Total assets	19,694.7	19,291.7	28,684.4	29,690.7	0.0	0.0

Liabilities to banks	0.0	0.0	1,778.7	1,234.8	0.0	0.0
Liabilities to customers	0.0	0.0	1,584.5	880.0	0.0	0.0
Securitized liabilities	40,508.3	40,871.2	12,283.1	11,529.5	0.0	0.0
Negative fair values of derivative financial instruments	0.0	0 0	4,262.5	3,341.8	0.0	0.0
Subordinated liabilities	0.0	0.0	848.4	830.2	0.0	0.0

Total liabilities	40,508.3	40,871.2	20,757.2	17,816.3	0.0	0.0

The following transfers were made between Levels 1 and 2 as of December 31, 2011:

	Level 1 è 2011 € million	Level 2 2010 € million	Level 2 è 2011 € million	Level 1 2010 € million

Financial investments	1,074.0	2,723.7	1,507.8	394.8
Securitized liabilities	1,314.5	213.3	89.3	756.2

Total	5,325.5	2,937.0	2,748.1	1,151.0

The reason for these transfers was, as appropriate, either the availability or the absence of prices on active markets.

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(64)	Additional disclosures on the fair value of financial instruments

The following table shows the fair values of all financial instruments that are not recognized at fair value in the balance sheet and their respective carrying amounts.

	Dec. 31, 2011			Dec. 31, 2010

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Assets
Cash and balances with central banks	778.4	778.4	0.0	53.4	53.4	0.0
Loans and advances to banks	34,938.4	34,109.1	829.3	30,490.1	29,857.2	632.9
Loans and advances to customers	2,532.3	2,513.4	18.9	1,179.6	1,164.3	15.3
Financial investments	2,449.2	2,474.3	-25.1	3,508.8	3,547.8	-39.0

Total assets	40,698.3	39,875.2	823.1	35,231.9	34,622.7	609.2

Liabilities
Liabilities to banks	1,364.0	1,328.8	35.2	1,295.6	1,259.5	36.1
Liabilities to customers	4,542.3	4,563.1	-20.8	4,871.5	4,748.9	122.6
Securitized liabilities	15,450.8	15,370.5	80.3	12,735.8	12,701.1	34.7
Subordinated liabilities	56.2	63.9	-7.7	56.8	59.3	-2.5

Total liabilities	21,413.3	21,326.3	87.0	18,959.7	18,768.8	190.9

Loans and advances to banks and to customers include the corresponding portions from the item “measurement of the portfolio of hedged items.”

Financial investments include an equity interest in a bank and several interests in companies at a total carrying amount of € 118.8 million (compared with € 118.8 million in 2010). The fair value of these equity investments could not be reliably determined. The equity investments are not traded on an active market so that no quoted prices are available. Also, a model-based measurement is not possible as the future cash flows cannot be reliably estimated. Rentenbank does not intend to dispose of these equity investments.

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(65)	Derivatives

Presentation of volumes

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Interest rate risks
Interest rate swaps	84,650	75,408	2,357	1,770	3,435	2,349
– thereof EONIA swaps	200	0	0	0	0	0
– thereof termination and conversion rights embedded in swaps	715	753	38	18	12	33
Swaptions
– purchases	0	0	0	0	0	0
– sales	986	626	0	0	48	35
Other forward interest rate contracts	7	7	6	7	0	0

Total exposure to interest rate risks	85,643	76,041	2,363	1,777	3,483	2,384
Currency risks
Cross-currency interest rate swaps	46,888	44,219	5,160	4,213	780	872
– thereof currency options embedded in swaps	186	181	27	19	5	8
– thereof termination rights embedded in swaps	100	101	0	0	2	5
Currency swaps	7,235	8,698	324	48	0	85

Total exposure to currency risks	54,123	52,917	5,484	4,261	780	957

Share price risk and other price risks
Share index swaps	45	45	1	2	0	1
– thereof stock options embedded in swaps	45	45	1	2	0	1
Total exposure to share price risk and other price risks	45	45	1	2	0	1

Total	139,811	129,033	7,848	6,040	4,263	3,342

Structure of counterparties

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2011 € million	Dec. 31, 2010 € million

Banks in the EU/OECD countries	127,976	109,249	6,737	4,749	4,093	2,961
Other counterparties in the EU/OECD countries	11,835	19,754	1,111	1,291	170	381

Total	139,811	129,033	7,848	6,040	4,263	3,342

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(66)	Liquidity analysis

Assets	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Loans and advances to banks
up to 3 months	9,126.8	8,119.8	1,007.0
more than 3 months to 1 year	4,365.0	6,056.0	-1,691.0
more than 1 year to 5 years	18,299.0	16,650.4	1,648.6
more than 5 years	19,249.0	18,257.9	991.1
Loans and advances to customers
up to 3 months	28.4	14.3	14.1
more than 3 months to 1 year	92.4	73.6	18.8
more than 1 year to 5 years	2,380.1	952.6	1,427.5
more than 5 years	181.0	417.0	-236.0
Positive fair values of derivative financial instruments
up to 3 months	305.0	109.0	196.0
more than 3 months to 1 year	634.0	497.0	137.0
more than 1 year to 5 years	2,681.0	2,141.0	540.0
more than 5 years	847.0	618.0	229.0
Financial investments
up to 3 months	1,865.9	2,674.5	-808.6
more than 3 months to 1 year	3,121.2	4,216.3	-1,095.1
more than 1 year to 5 years	14,598.3	14,429.6	168.7
more than 5 years or unspecified maturity	5,198.0	5,182.0	16.0
Irrevocable loan commitments
up to 3 months	0.0	0.0	0.0
more than 3 months to 1 year	177.5	560.0	-382.5
more than 1 year to 5 years	0.0	52.3	-52.3
more than 5 years or unspecified maturity	0.0	0.0	0.0

Liabilities	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Liabilities to banks
up to 3 months	553.8	294.1	259.7
more than 3 months to 1 year	85.4	138.3	-52.9
more than 1 year to 5 years	1,573.8	1,217.6	356.2
more than 5 years	880.0	820.0	60.0
Liabilities to customers
up to 3 months	512.6	161.0	351.6
more than 3 months to 1 year	409.1	307.6	101.5
more than 1 year to 5 years	1,635.4	1,663.2	-27.8
more than 5 years	4,499.0	3,781.1	717.9
Securitized liabilities
up to 3 months	10,314.1	10,108.0	206.1
more than 3 months to 1 year	6,620.0	7,858.1	-1,238.1
more than 1 year to 5 years	35,922.9	33,646.2	2,276.7
more than 5 years	13,424.3	12,923.8	500.5
Negative fair values of derivative financial instruments
up to 3 months	271.0	225.0	46.0
more than 3 months to 1 year	51.0	173.0	-122.0
more than 1 year to 5 years	313.0	650.0	-337.0
more than 5 years	100.0	125.0	-25.0
Subordinated liabilities
up to 3 months	5.5	5.9	-0.4
more than 3 months to 1 year	17.3	15.4	1.9
more than 1 year to 5 years	125.4	120.8	4.6
more than 5 years	759.4	789.4	-30.0

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The amounts stated in the liquidity analysis represent the contractually agreed repayment amounts, which differ from the carrying amounts reported in the balance sheet.

(67)	Maturity analysis

Assets	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Loans and advances to banks
up to 12 months	12,330.5	13,271.3	-940.8
more than 12 months	39,809.4	36,292.9	3,516.5
Loans and advances to customers
up to 12 months	286.50	293.3	-6.8
more than 12 months	2,583.0	1,231.6	1,351.4
Positive fair values of derivative financial instruments
up to 12 months	1,785.0	1,492.4	292.6
more than 12 months	6,062.6	4,547.3	1,515.3
Financial investments
up to 12 months	5,458.6	6,980.4	-1,521.8
more than 12 months	19,279.1	19,561.3	-282.2

Liabilities	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Liabilities to banks
up to 12 months	639.5	433.3	206.2
more than 12 months	2,468.0	2,061.0	407.0
Liabilities to customers
up to 12 months	924.1	467.2	456.9
more than 12 months	5,223.5	5,161.7	61.8
Securitized liabilities
up to 12 months	17,201.9	18,769.7	-1,567.8
more than 12 months	50,960.9	46,332.1	4,628.8
Negative fair values of derivative financial instruments
up to 12 months	884.9	885.5	-0.6
more than 12 months	3,377.6	2,456.3	921.3
Subordinated liabilities
up to 12 months	8.9	54.0	-45.1
more than 12 months	903.5	835.5	68.0

The maturity analysis includes the carrying amounts of all financial instruments, which are presented in groups by maturity (“up to 12 months” and “more than 12 months”). Transactions with an unspecified maturity (e.g. equity investments) were assumed to have a maturity of less than twelve months. Loans and advances to banks and to customers include the corresponding portions from the balance sheet item “measurement of the portfolio of hedged items.”

Cash collateral from collateral management reported under other assets or other liabilities in the amount of € 454.3 million (compared with € 11.4 million in 2010) and € 4,422.7 million (compared with € 4,007.8 million in 2010), respectively, have a maturity of up to twelve months. The other assets are not reflected as a result of their lack of materiality.

The liability items included financial instruments and immaterial other liability items as well as pension provisions, of which € 5.5 million (compared with € 5.6 million in 2010) have a maturity of up to twelve months and € 85.3 million (compared with € 84.4 million in 2010) have a maturity of more than twelve months.

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Other disclosures

(68)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors, following the proposal of the Liquidity Committee. Forecasted interest rate trends as well as maturity structures are of major significance in this context. Further information on capital management is included in the following Notes.

(69)	Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7), we did not use the IFRS consolidated financial statements as the basis. The calculation of the amount of the Group’s total capital was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the HGB financial statements of the Group companies. Accordingly, there are differences in the amounts reported for the following items between both the IFRS consolidated financial statements and the HGB financial statements. Under the aggregation method, total capital of the companies included in the consolidated financial statements are not consolidated, but aggregated, while the carrying amounts of the equity investments are deducted. Total capital comprises liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus third ranking capital funds (Tier 3).

The composition of the Group’s aggregated regulatory capital as of December 31, 2011 on the basis of the HGB values is shown in the following table:

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Analysis of regulatory capital
Subscribed capital	176	176	0
Disclosed reserves	842	782	60
Fund for general banking risks	1,304	1,126	178
Intangible assets	-6	-1	-5
Loss carryforward	-12	-12	0

Tier 1 capital	2,304	2,071	233

Subordinated liabilities	823	900	-77
Other components	406	289	117

Tier 2 capital	1,229	1,189	40

Liable capital	3,533	3,260	273

Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total regulatory capital	3,533	3,260	273

(70)	Assets pledged or accepted as security

Derivatives are entered into by the Group exclusively to hedge existing and foreseeable market price risks. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. Rentenbank has concluded collateral agreements with all such counterparties. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to € 454.3 million (compared with € 11.4 million in 2010) for collateral provided and € 4,422.7 million (compared with € 4,007.8 million in 2010) for collateral received.

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The following assets are registered as collateral in the cover register for covered bonds in the amount of € 2,778.9 million (compared with € 3,236.2 million in 2010):

	Dec. 31, 2011 € million	Dec. 31, 2010 € million	Change in € million

Loans and advances to banks	8,046.9	9,814.4	-1,767.5
Loans and advances to customers	636.1	635.3	0.8

In order to ensure solvency, freely available collateral existed in the nominal amount of € 26,958 million (compared with € 28,717 million in 2010) as of the balance sheet date. As of December 31, 2011, Rentenbank took out secured overnight and time deposits in the amount of € 510 million (compared with € 0 million in 2010) from Deutsche Bundesbank. As in the prior year, no securities were deposited with Deutsche Bundesbank within the context of open market transactions at year-end 2011.

As of December 31, 2011, Rentenbank was owed receivables from money-market transactions of € 5.9 billion (compared with € 5.1 billion in 2010) from Eurex Clearing AG. Rentenbank had received securities as collateral in a nominal amount of € 7.0 billion (compared with € 5.5 billion in 2010). Within the scope of the collateral agreement, securities from Rentenbank’s portfolio were provided as the initial margin in a nominal amount of € 1.2 billion (compared with € 1.2 billion in 2010).

(71)	Volumes of foreign currency transactions

Due to the business strategy of the Group, there are generally no open currency positions. The currency risk is limited to the daily exchange rate changes to the balances in accounts held with correspondent banks denominated in foreign currencies.

The following table shows the related nominal foreign currency balances as of December 31, 2011:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	1.0	74.1	0.0	0.0	0.0	6.7	81.9
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	1,026.7	323.7	0.0	272.0	212.2	59.0	0.0	1,893.6
Derivative financial instruments	31,684.8	3,439.2	2,171.8	3,392.3	1,107.0	7,613.1	3,842.4	53,250.6

Total assets	32,711.6	3,763.9	2,245.9	3,664.3	1,319.2	7,672.1	3,849.1	55,226.1

Liabilities
Liabilities to banks	38.6	0.0	0.0	0.0	0.0	0.0	0.0	38.6
Liabilities to customers	166.2	12.0	0.0	49.9	0.0	0.0	0.0	228.1
Securitized liabilities	29,503.7	3,427.2	2,089.5	2,469.1	1,107.0	7,571.0	3,842.4	50,009.9
Subordinated liabilities	23.2	0.0	82.3	519.0	0.0	0.0	0.0	624.5
Derivative financial instruments	2,979.8	324.7	74.0	626.3	212.2	101.1	6.7	4,324.8

Total liabilities	32,711.5	3,763.9	2,245.8	3,664.3	1,319.2	7,672.1	3,849.1	55,225.9

Net currency position	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.2

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2011 amounted to € 0.0 million and was reported in “net other operating result.”

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The following table shows the related nominal foreign currency balances as of December 31, 2010:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	5.8	72.0	0.0	0.0	0.0	33.6	111.5
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	969.5	322.5	0.0	267.5	210.5	0.0	10.3	1,780.3
Derivative financial instruments	32,727.8	2,530.5	2,163.3	3,475.7	1,242.9	6,696.4	3,202.9	52,039.5

Total assets	33,697.4	2,858.8	2,235.3	3,743.2	1,453.4	6,696.4	3,246.8	53,931.3

Liabilities
Liabilities to banks	74.8	0.0	0.0	0.0	0.0	0.0	0.0	74.8
Liabilities to customers	82.3	0.0	0.0	46.0	0.0	0.0	0.0	128.3
Securitized liabilities	30,586.5	2,530.5	2,083.3	2,473.1	1,242.9	6,656.1	3,202.7	48,775.1
Subordinated liabilities	22.4	0.0	80.0	524.6	0.0	0.0	0.0	627.0
Derivative financial instruments	2,931.3	328.3	72.0	699.5	210.5	40.3	43.8	4,325.7

Total liabilities	33,697.3	2,858.8	2,235.3	3,743.2	1,453.4	6,696.4	3,246.5	53,930.9

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.4

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2010 amounted to € 0.0 million and was reported in “net other operating result.”

(72)	Equity investments

	Dec. 31, 2011			Dec. 31, 2010

	Subscribed capital in € million	Shareholding in %	Inclusion in the consolidated financial statements	Subscribed capital in € million	Shareholding in %	Inclusion in the consolidated financial statements

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	Yes	28.6	100.0	Yes
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	Yes	17.9	100.0	Yes
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	No	7.7	100.0	No
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt	8.7	25.1	No	8.7	25.1	No
LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover	0.8	10.9	No	0.8	10.9	No
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	9.8	No	10.2	9.8	No
Niedersächsische Landgesellschaft mbH, Hannover	0.8	6.3	No	0.8	6.3	No
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	No	9.2	5.6	No
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt	3,160.1	3.4	No	3,160.1	3.4	No
Landesgesellschaft Schleswig-Holstein mbH, Kiel	27.5	3.2	No	27.5	3.2	No

The shares held in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, were not included in the consolidated financial statements for want of materiality. The remaining companies are neither controlled within the meaning of IFRS nor does Rentenbank exercise significant influence on these companies. Therefore, the interests held in these companies are reported as financial investments.

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The currently available financial information pursuant to HGB of the associate Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, can be summarized as follows:

	Dec. 31, 2011 € ’000	Dec. 31, 2010 € ’000

Assets	8,994.9	9,259.5
Liabilities	1,012.5	1,028.0
Net income/loss for the year	-0.2	-0.4

(73)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board as well as the subsidiaries and associates not included in the consolidated financial statements (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main).

The following transactions were carried out with related parties:

	Board of Managing Directors		Subsidiaries		Associates

€ ’000	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Deposits	220.1	145.9	9,281.5	9,381.1	472.6	468.6

The deposits mentioned are unsecured, bear variable interest, are payable on demand and correspond to the generally applicable terms and conditions for Rentenbank employees. Loan and securities transactions were not entered into.

The Group has concluded a management service agreement (Geschäftsbesorgungsvertrag) with Getreide-Import-Gesellschaft mbH, Frankfurt/Main, (GiG). Income received from this agreement amounted to € 90.2 thousand (compared with € 87.1 thousand in 2010). In 2011, GiG paid an amount of € 2.5 thousand (compared with € 4.0 thousand in 2010) for internal audit services provided by the Group. GiG had a claim towards the Group for 2011 in the amount of € 153.3 thousand (compared with € 88.6 thousand in 2010) resulting from obligations related to pension plan deficits. Based on a profit and loss transfer agreement, the Group absorbed the net loss of GiG in the amount of € 11.7 thousand (compared with € 46.3 thousand in 2010).

In 2011, payments in the amount of € 26.6 thousand (compared with € 26.6 thousand in 2010) were made based on a service agreement (Dienstleistungsvertrag) concluded between Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, and the Group.

The Group did not enter into any transactions with members of the Advisory Board.

Rentenbank is subject to the supervision of the German Federal Ministry of Food, Agriculture and Consumer Protection (Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, the “supervisory authority”), which makes its decisions by mutual agreement with the German Federal Ministry of Finance. The supervisory authority ensures that the operations of Rentenbank are in line with the public interest, particularly as regards the promotion of agriculture and rural areas as well as compliance with Rentenbank Law and its Statutes.

As in the previous year, no significant transactions were carried out in 2011 with the supervisory authority or with companies that are controlled by the supervisory authority or where the supervisory authority exercises significant influence.

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The following remuneration was determined for the individual members of the Board of Managing Directors for fiscal year 2011:

	Fixed remuneration		Variable remuneration		Other remuneration		Total

€’000	2011	2010	2011	2010	2011	2010	2011	2010

Hans Bernhardt	485.0	300.0	235.0	355.0	34.7	32.0	754.7	687.0
Dr. Horst Reinhardt	485.0	300.0	235.0	355.0	23.9	22.0	743.9	677.0
Dr. Marcus Dahmen (until February 8, 2010)	0.0	34.0	0.0	390.0	0.0	837.0	0.0	1,261.0

Total	970.0	634.0	470.0	1,100.0	58.6	891.0	1,498.6	2,625.0

Remuneration is classified exclusively as current benefits since they are paid within twelve months after the end of the fiscal year.

The pension obligations due to members of the Board of Managing Directors amounted to € 3,745.1 thousand as of December 31, 2011 (compared with € 3,025.8 thousand in 2010). The portion of the additions to pension provisions related to members of the Board of Managing Directors to be classified as personnel expenses amounted to € 260.0 thousand in fiscal year 2011 (compared with € 242.6 thousand in 2010).

Pension and other obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependents totaled € 16,174 thousand (compared with € 16,558 thousand in 2010) as of December 31, 2011. Benefits and other remuneration paid in the reporting period amounted to € 1,292 thousand (compared with € 1,269 thousand in 2010).

In accordance with the applicable remuneration arrangements, the Chairman/Chairwoman of the Advisory Board receives a fixed remuneration of € 25 thousand (compared with € 25 thousand in 2010) and the Deputy Chairman/Chairwoman € 12.5 thousand (compared with € 12.5 thousand in 2010). Members who chair a committee of the Advisory Board receive € 10 thousand (compared with € 10 thousand in 2010), unless they already receive a higher remuneration. Members of the Advisory Board working on a committee receive remuneration of € 8.5 thousand (compared with € 8.5 thousand in 2010), while members not working on a committee receive remuneration of € 7 thousand (compared with € 7 thousand in 2010). In addition, members of the Advisory Board receive attendance fees amounting to € 0.5 thousand (compared with € 0.5 thousand in 2010) per meeting attended.

The total remuneration for Advisory Board activities in the year under review amounted to € 211 thousand (compared with € 220 thousand in 2010), both figures including VAT. The following table shows the individual remuneration, not including VAT:

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	Membership		Remuneration		Attendance fees

in €’000	2011	2010	2011	2010	2011	2010

Gerd Sonnleitner (Chairman)	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	25.0	25.0	3.0	3.0
Ilse Aigner*	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.5	12.5	1.0	1.5
Dr. Helmut Born	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	1.5	2.5
Bruno Fehse	Jan. 1 - Nov. 15	Jan. 1 - Dec. 31	6.1	7.0	1.0	1.0
Udo Folgart	Jan. 1 - Jun. 30	Jan. 1 - Dec. 31	3.5	7.0	0.5	1.5
Heinrich Haasis	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	0.0	1.0
Dr. Werner Hildenbrand	Nov. 16 - Dec. 31	—	0.9	0.0	0.0	0.0
Werner Hilse	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	2.0	1.5
Dr. Benjamin-Immanuel Hoff	Jan. 1 - Dec. 6	Jan. 1 - Dec. 31	6.4	7.0	1.5	1.5
Dietrich Jahn	Jan. 1 - Jun. 30	Jan. 1 - Dec. 31	4.3	8.5	0.0	1.5
Wolfgang Kirsch	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	1.0	1.5
Dr. Robert Kloos	Jan. 1 - Dec. 31	Oct. 1 - Dec. 31	8.5	1.9	1.0	0.5
Franz-Josef Möllers	Jan. 1 - Dec. 31	Jul. 1 - Dec. 31	8.5	3.7	1.5	1.0
Klaus-Peter Müller	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0	1.0	0.5
Manfred Nüssel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	1.5	2.5
Johannes Remmel	Jan. 1 - Dec. 31	Jul. 15 - Dec. 31	7.0	3.2	0.5	0.5
Brigitte Scherb	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	2.0	2.0
Norbert Schindler	Aug. 9 - Dec. 31	Jan. 1 - Jun. 30	2.9	4.3	0.5	1.0
Dr. Klaus Stein	Jul. 1 - Dec. 31	—	3.7	0.0	1.0	0.0
Eckhard Uhlenberg	—	Jan. 1 - Jul. 13	0.0	3.8	0.0	1.0
Dr. Jörg Wendisch	—	Jan. 1 - Sep. 30	0.0	6.4	0.0	2.0
Klaus Wiesehügel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	0.5	1.5
Herbert Wolff	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	7.0	7.0	1.0	1.5

*	Donation to Kinderdorf Irschenberg

(74)	Average number of employees

	2011			2010

	Men	Women	Total	Men	Women	Total

Full-time employees	127	77	204	120	76	196
Part-time employees	4	31	35	3	28	31

Total	131	108	239	123	104	227

(75)	Auditors’ fees

	2011

	New auditing company € ’000	Previous auditing company € ’000	2010 € ’000

Audit of financial statements	260.0	0.0	281.0
Other audit services	0.0	83.6	104.3
Other services	0.0	19.2	120.5

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website under www.rentenbank.de.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the bank, and the management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, March 9, 2012

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/Hans Bernhardt Hans Bernhardt	/s/ Dr. Horst Reinhardt Dr. Horst Reinhardt

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GROUP AUDITORS’ REPORT

This is an English translation of the German Text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated balance sheet, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2011. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch “German Commercial Code”) are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, and additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 9, 2012

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2011, dated March 9, 2012, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the undiscounted expected future cash flows (recoverable amount) is less than the carrying amount of the asset, an impairment loss is recognized. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula

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and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

	As of December 31, 2011	As of December 31, 2010

	€ million	€ million

Assets
1. Cash and balances with central banks
a) Cash on hand	0.2	0.1
b) Balances with central banks	778.4	53.4

	778.6	53.5
of which:
with Deutsche Bundesbank
€778.4 m (2010: €53.4 m)
2. Loans and advances to banks
a) Payable on demand	10.1	3.3
b) Other loans and advances	51,740.1	49,532.3

	51,750.2	49,535.6
3. Loans and advances to customers
of which:
Secured by charges on real property
€—m (2010: €—m)
Loans to local authorities
€2,645.5 m (2010: €1,379.9 m)	2,984.7	1,834.3
4. Debt securities and other fixed-income securities
a) Money market securities
aa) Public-sector issuers	0.0	132.1
of which:
Securities eligible as collateral with
Deutsche Bundesbank €—m (2010: €132.1 m)
ab) Other issuers	40.1	0.0

	40.1	132.1
of which:
Securities eligible as collateral with
Deutsche Bundesbank €40.1 m (2010: €—m)
b) Bonds and debt securities
ba) Public-sector issuers	1,392.0	1,528.0
of which:
Securities eligible as collateral with
Deutsche Bundesbank €1,211.1 m (2010: €1,416.5 m)
bb) Other issuers	23,117.2	24,643.4

	24,509.2	26,171.4
of which:
Securities eligible as collateral with
Deutsche Bundesbank €21,399.2 m (2010: €23,755.7 m)
c) Own debt securities	633.6	635.9

Nominal amount €713.3 m (2010: €694.2 m)	25,182.9	26,939.4

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2011	As of December 31, 2010

	€ million	€ million

5. Shares and other variable-yield securities	0.1	0.1
6. Equity investments
of which:
in banks €—m (2010: €—m)
in financial services institutions €—m (2010: €—m)	4.2	4.2
7. Interests in affiliated companies
of which:
in banks €—m (2010: €—m)
in financial services institutions €—m (2010: €—m)	0.0	0.0
8. Trust assets
of which:
Trustee loans €103.7 m (2010: €104.8 m)	103.7	104.8
9. Intangible assets
a) Concessions, industrial property rights and similar rights and values, as well as licenses to such rights and values	5.2	0.4
10. Tangible assets	17.5	19.0
11. Other assets	455.0	11.5
12. Prepaid expenses
a) From new issues and lending	3.1	4.1
b) Other	1.4	1.3

	4.5	5.4

Total assets	81,286.6	78,508.2

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2011	As of December 31, 2010

	€ million	€ million

Liabilities and equity
1. Liabilities to banks
a) Payable on demand	437.7	0.1
b) With an agreed maturity or period of notice	3,368.7	3,124.3

	3,806.4	3,124.4
2. Liabilities to customers
a) Other liabilities
aa) Payable on demand	417.0	63.1
ab) With an agreed maturity or period of notice	5,615.0	5,530.1

	6,032.0	5,593.2
3. Securitized liabilities
a) Debt securities issued	62,820.6	62,059.5
4. Trust liabilities
of which:
Trustee loans €103.7 m (2010: €104.8 m)	103.7	104.8
5. Other liabilities	4,435.6	4,020.7
6. Prepaid expenses
a) From new issues and lending	1.1	1.3
b) Other	37.7	52.1

	38.8	53.4
7. Provisions
a) Provisions for pensions and similar obligations	84.8	84.6
b) Other provisions	313.4	381.2

	398.2	465.8
8. Subordinated liabilities	728.3	780.8
9. Fund for general banking risks	1,928.2	1,348.0
10. Equity
a) Subscribed capital	135.0	135.0
b) Retained earnings
ba) Principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	651.7	564.6
Transfers from guarantee reserve	21.4	29.2
Effect from first-time application of BilMoG	0.0	22.6
Transfers from net income for the year	36.7	35.3

	709.8	651.7
bb) Guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	159.1	188.3
Appropriations pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	21.4	29.2

	137.7	159.1

c) Net profit	12.3	11.8

	994.8	957.6

Total liabilities and equity	81,286.6	78,508.2

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2011	As of December 31, 2010

	€ million	€ million

1. Contingent liabilities
a) Liabilities from guarantees and indemnity agreements	3.1	3.6

2. Other commitments
a) Irrevocable loan commitments	950.1	1,370.8

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Unconsolidated Profit and Loss Account

	For the year ended December 31, 2011	For the year ended December 31, 2010

	€ million	€ million

Expenses
1. Interest expenses	2,414.7	2,425.1
2. Fee and commission expenses	2.6	2.7
3. General administrative expenses
a) Personnel expenses
aa) Wages and salaries	20.3	19.8
ab) Social security contributions and expenses
for pensions and other employee benefits	2.7	3.1
of which:
Pension expenses €0.3 m (2010: €0.8 m)

	23.0	22.9
b) Other administrative expenses	15.0	14.7

	38.0	37.6
4. Depreciation, amortization and write-downs of intangible and tangible fixed assets	2.5	1.8
5. Other operating expenses	9.2	8.4
6. Depreciation, amortization and write-downs of loans and advances,
and specific securities as well as additions to provisions for lending operations	0.0	168.4
7. Additions to the fund covering general banking risks	580.2	178.0
8. Amortization and write-downs of equity investments,
interests in affiliated companies and securities treated
like fixed assets	1.8	0.0
9. Taxes on income	0.0	0.0
10. Other taxes not disclosed under item 5	0.1	0.1
11. Net income for the year	49.0	47.0

Total expenses	3,098.1	2,869.1

1. Net income for the year	49.0	47.0
2. Transfers from retained earnings
from guarantee reserve pursuant to Section 2(3) of the
Law Governing the Landwirtschaftliche Rentenbank	21.4	29.2
3. Transfers to retained earnings
to principal reserve pursuant to Section 2(2) of the Law
Governing the Landwirtschaftliche Rentenbank
from guarantee reserve	21.4	29.2
from net income for the year	36.7	35.2

4. Net profit	12.3	11.8

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Unconsolidated Profit and Loss Account (continued)

	For the year ended December 31, 2011	For the year ended December 31, 2010

	€ million	€ million

Income
1. Interest income from
a) Lending and money market transactions	2,058.0	2,061.0
b) Fixed-income securities and debt register claims	773.6	773.0

	2,831.6	2,834.0
2. Current income from
a) Equity investments	0.3	0.3
3. Fee and commission income	0.3	2.7
4. Income from write-ups on loans and advances and specific
securities as well as the reversal of provisions for lending
operations	261.2	0.0
5. Income from write-ups on equity investments, interests in
affiliated companies and securities treated like fixed assets	0.0	27.2
6. Other operating income	4.7	4.9

Total income	3,098.1	2,869.1

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. and 340e of the HGB. Equities as well as debt securities and other fixed-income securities, to the extent to which they are allocated to the liquidity reserve, are measured at the lower of cost or market (section 253 (4) of the HGB in conjunction with section 253 (5) of the HGB). Fixed-income securities, which are allocated to fixed assets, are carried at amortized cost less permanent impairment.

Equity investments and interests in affiliated companies are recognized at their acquisition costs, less any write-downs, if applicable.

Internally-generated intangible fixed assets were not capitalized in accordance with Section 248 (2) sentence 1 of the HGB. Tangible assets with a definite useful life as well as intangible assets were depreciated or amortized over the determined useful life on a straight-line basis in accordance with commercial law.

Liabilities are recognized at the repayment amount. Premiums and discounts are amortized pro rata temporis. Zero bonds are measured at their issue price amount plus accrued interest based on the issue yield.

Provisions are recognized as liabilities at the settlement amount determined based on prudent business judgment, taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used are the average market interest rates for the past seven fiscal years corresponding to the remaining term of the provisions, as determined and published by the German central bank pursuant to the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Provisions for deferred compensation benefits are discounted pursuant to Section 253 (2) sentence 2 of the HGB using an average market interest rate, which is determined based on an assumed remaining term of 15 years.

As in the previous year, pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. The 2005 G mortality tables by Prof. Dr. Klaus Heubeck, including the full adjustment in 2011, were used as the biometric calculation parameters. The following parameters were used as the basis for the calculation:

• Interest rate pursuant to Section 253 (2) sentence 2 of the HGB	5.13% p.a.
• Career trend	1.00% p.a.
• Salary increase	2.25% p.a.
• Pension increase (range of adjustments)	1.0-2.25% p.a.
• Employee turnover	averaged 2.00% p.a.
• Development of contribution ceiling	2.25% p.a.

Provisions for Rentenbank’s own program loans for specific purposes cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the adjustment pursuant to the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz, BilMoG) for the promotional contribution related to the program loans were maintained by reference to the election in accordance with Section 67 (1) sentence 2 Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

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Adequate provisions were recorded for all identifiable credit risks. The relevant general valuation allowances were deducted from the assets’ carrying amount. Starting in the year under review, the general valuation allowances are determined using an expected loss approach based on internal ratings.

The following parameters were used for the calculation of the amount required to be recognized as a provision within the context of the fair value measurement (verlustfreie Bewertung) of interest rate instruments included in the other banking book (interest-rate book), on the basis of an income statement approach:

•	Discounted margins

•	Future expected losses (risk costs = standard scenario for credit risks)

•	Future administrative expenses incurred for the settlement of the exposures

Hedging relationships within the meaning of Section 254 of the HGB are only established to hedge currency risks. Rentenbank uses currency swaps and cross-currency interest rate swaps to hedge such currency risks. Currency risks are hedged using available currency pairs pursuant to Section 254 of the HGB.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made within the meaning of Section 340h in conjunction with Section 256a of the HGB and Section 252 (1) No. 4 of the HGB. In accordance with Section 277 (5) sentence 2 of the HGB, gains from currency translation are recorded in the item “other operating income,” while losses from currency translation are recorded in the item “other operating expenses.”

Deferred taxes in accordance with Section 274 of the HGB do not have to be recognized in the separate financial statements of Rentenbank. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG).

For the fiscal year 2011, Landwirtschaftliche Rentenbank prepared IFRS consolidated financial statements which include LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, pursuant to Section 315a of the HGB.

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Notes to the HGB balance sheet

The disclosures and explanations on individual balance sheet items are presented in the order in which they appear in the balance sheet. The balance sheet items are presented excluding accrued interest.

Asset items in the balance sheet		2011 € million	2010 € million

Item 2:	Loans and advances to banks
	Sub-item “b) Other loans and advances,” classified by remaining time to maturity:
	• up to 3 months	9,011	8,016
	• more than 3 months to 1 year	4,089	5,795
	• more than 1 year to 5 years	18,222	16,448
	• more than 5 years	19,181	18,062

Item 3:	Loans and advances to customers
	This item includes:
	• Loans and advances to affiliated companies	153	155
	This item can be broken down by remaining time to maturity as follows:
	• up to 3 months	19	11
	• more than 3 months to 1 year	80	74
	• more than 1 year to 5 years	2,394	1,115
	• more than 5 years	345	426

Item 4:	Debt securities and other fixed-income securities
	All of these are marketable securities and can be broken down as follows:
	• Listed securities	24,465	26,216
	• Unlisted securities	405	423

Securities at a carrying amount of € 24,751 million (2010: € 26,448 million) were classified as fixed assets and were not measured at the lower of cost or market pursuant to HGB (strenges Niederstwertprinzip).

Since it is planned to hold these securities over the long term, no write-downs to fair value are recorded in case of an impairment that is expected to be of a temporary nature. In particular, write-downs are not recognized when the identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

The unrecognized write-downs amount to € 560 million (2010: € 388 million). They were determined using exchange or market prices. Write-downs for permanent impairment of securities classified as fixed assets were recognized in the amount of € 10 million (2010: € 0 million).

Asset items in the balance sheet		2011 € million	2010 € million

Item 4:	Debt securities and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
	• from public-sector issuers	45	269
	• from other issuers	4,536	6,249

Item 5:	All of the equities and other non-fixed-income securities held are marketable and listed.
Items 6, 7:	The balance sheet items “equity investments” and “interests in affiliated companies” do not include marketable securities.
Item 8:	Trust assets
This item includes:

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	• Special Purpose Fund of the German government held at Rentenbank	99	95
	• Loans and advances to banks	5	10

Item 9:	Intangible assets
	This item includes
	• Software and licenses acquired for a consideration	5	0

Item 10:	Tangible assets This item includes:
	• Owner-occupied land and buildings, flats	0	0
	• Land and buildings used by third parties	16	18
	• Operating and office equipment	1	1

Item 11:	Other assets
	This item includes:
	• Cash collateral provided for derivatives	454	11

Fixed assets schedule

Fixed assets € million	Costs	Additions	Disposals	Write-ups	Cumulative Amor-tization/ Depre-ciation/ Write-down	Carrying amount Dec. 31, 2011	Carrying amount Dec. 31, 2010	Amor-tization/ Depre-ciation/ Write-down 2011

Intangible assets	2	5	0	—	2	5	0	0
Tangible assets	33	1	1	—	16	17	19	2
Securities classified as fixed assets	26,479	4,806	6,498	5	41	24,751	26,448	10
Equity investments	4	0	—	—	0	4	4	—
Interests in affiliated companies	27	—	—	—	27	0	0	—

Total	26,545	4,812	6,499	5	86	24,777	26,471	12

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Liability items in the balance sheet		2011 € million	2010 € million

Item 1:	Liabilities to banks
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	110	288
	• more than 3 months to 1 year	64	139
	• more than 1 year to 5 years	1,595	1,241
	• more than 5 years	880	820
	Total amount	2,649	2,488
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	764	808

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity investments	0	0
	• Liabilities to affiliated companies	10	10
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	68	70
	• more than 3 months to 1 year	331	224
	• more than 1 year to 5 years	1,628	1,658
	• more than 5 years	3,445	3,394
	Total amount	5,472	5,346
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	1,988	2,369

Item 3:	Securitized liabilities
	Classification by remaining time to maturity:
	• up to 1 year	15,356	17,415
	• more than 1 year to 5 years	33,933	31,951
	• more than 5 years	12,552	11,723
	Total amount	61,841	61,089
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	2	6

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Liability items in the balance sheet		2011 € million	2010 € million

Item 4:	Trust liabilities
	This item includes:
	• Liabilities from Special Purpose Fund of the German government held at Rentenbank	99	95
	• Liabilities to customers	5	10

Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	4,423	4,008
	• Accrued interest for subordinated liabilities (before collateralization)	9	9
	• Taxes due	1	1
	• Option premiums received	2	1
	Classification by remaining time to maturity:
	• up to 1 year	4,435	4,019
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	—	—

Item 8:	Subordinated liabilities
	Classification by remaining time to maturity:
	• up to 1 year	—	—
	• more than 1 year to 5 years	103	102
	• more than 5 years	625	666
	Total amount	728	768
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	—	—

Item 8:	Subordinated liabilities

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of € 728 million (2010: € 781 million) after collateralization totals € 10 million (2010: € 9 million).

The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion. Disclosures pursuant to Section 35 (3) of the RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities

	1. Bond at a nominal amount of JPY 25 billion; carrying amount: € 174 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%
	2. Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 2.645%
	3. Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 2.675%

Off-balance sheet liabilities		2011 € million	2010 € million

Item 1:	Contingent liabilities
	• Default guarantees	3	4
	• Guarantee of provision of collateral	0	0

Default guarantees are accepted for capital market loans subject to interest subsidies. We currently do not expect that these default guarantees will be utilized. There are back-to-back guarantees granted by the government for capital market loans subject to interest subsidies.

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Item 2:	Other commitments

The decrease of irrevocable loan commitments by € 421 million to a total amount of € 950 million is exclusively attributable to a decline of commitments in the promotional loan business. Drawdowns on these commitments will be made primarily in 2012.

Assets and liabilities in foreign currencies	2011 € million	2010 € million

Assets and liabilities denominated in a foreign currency are recorded in the following amounts:
• Assets	1,975	1,892
• Liabilities	50,877	49,555
Computation of cover
The liabilities subject to cover requirements are allocated as follows:
• Bearer securities	2	6
• Registered securities	2,752	3,177
The following assets are designated to cover bonds issued:
• Loans and advances to banks	7,955	9,702
• Loans and advances to customers	616	616

Notes to the income statement

Income

Breakdown by geographical markets		€ million

Sub-items:		Germany	Europe/OECD

Interest income	2011	1,515	1,317
	2010	1,330	1,504
Fee and commission income	2011	—	—
	2010	3	—
Income from write-ups on loans and advances and specific securities as well as the reversal of provisions for lending operations	2011	261	—
	2010	—	—
Income from write-ups on securities treated like fixed assets	2011	—	—
	2010	4	23
Other operating income	2011	5	—
	2010	5	—

Disclosures on the most important individual items pursuant to Section 35 (1) No. 4 of the RechKredV		2011 € million	2010 € million

Item 5:	Other operating expenses
	The major expenses included in this item are:
	• Capital contribution to Edmund-Rehwinkel Foundation	3	2
	• Provision for litigation costs and interest charges related to a current proceeding	1	—
	• Interest expense from the measurement of pension provisions	4	5
Item 6:	Other operating income
	This item includes the following significant income items:
	• Rental income from Rentenbank’s own buildings	2	2
	• Other refunds	2	1
	• Other income from the reversal of provisions	1	2

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The interest income includes the amount of € 65.6 million (2010: € 59.8 million) for the pro rata temporis utilization of the provisions for the promotional contribution of Rentenbank’s own program loans for specific purposes. The item “income from write-ups on loans and advances and specific securities as well as the reversal of provisions for lending operations” includes additions to provisions for the promotional contribution in an amount of € 69.2 million (2010: € 72.0 million).

Pursuant to Section 277 (5) of the HGB, the item “interest income” includes effects from the discounting of provisions for Rentenbank’s own program loans in the amount of € 29.2 thousand (2010: € 1.6 thousand). Interest expenses include effects from unwinding the discount of provisions for the Rentenbank’s own program loans in the amount of € 4,423.7 thousand (2010: € 110.7 thousand).

Other operating expenses include currency translation losses in the amount of € 2.5 thousand (2010: € 0.4 thousand). Other operating income includes currency translation gains in the amount of € 8.5 thousand (2010: € 17.8 thousand). These currency translation gains/losses result exclusively from the currency translation of balances on payment transaction accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market price risks. The volume of the transactions is capped through counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract. The fair value of derivatives is determined using accepted valuation models. The models are based on observable market parameters (inputs).

The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow method). The discounting of derivatives is based on the Eonia or deposit curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. The interest rate curves, basis swap spreads and CCY basis swap spreads are obtained from an external market data provider, broken down by term and currency.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

Derivative transactions – presentation of volumes

The following table shows the derivatives not measured at market value in accordance with Section 285 No. 19 of the HGB (netting and collateral agreements have not been taken into account):

	Notional amounts		Fair value Positive	Fair value Negative

€ million	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2011

Interest rate risks
Interest rate swaps	84,650	75,408	2,357	3,436
• thereof termination and conversion rights embedded in swaps	715	753	38	12
Swaptions
• Purchases	—	—	—
• Sales	986	626	—	46
Other forward interest rate contracts	5	7	6

Total exposure to interest rate risks	85,641	76,041	2,383	3,482

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Currency risks
Cross-currency interest rate swaps	46,888	44,219	5,160	780
• thereof currency options embedded in swaps	186	181	27	5
• thereof termination rights embedded in swaps	100	101	0	2
Currency swaps	7,235	8,698	85	0

Total exposure to currency risks	54,123	52,917	5,484	780

Share price risk and other price risks
Stock index swaps
• thereof stock options embedded in swaps	45	45	1	0
	45	45	1	0
Total exposure to share price risk and other price risks	45	45	1	0

Interest rate, currency, share price and other price risks	139,809	129,003	7,848	4,262

Derivative transactions — breakdown by maturities —

	Interest rate risks		Currency risks		Share price risk and other price risks

Notional amounts € million	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Remaining time to maturity
• up to 3 months	3,170	1,991	8,874	9,238	—	—
• more than 3 months to 1 year	8,762	8,907	6,694	7,185	15	—
• more than 1 year to 5 years	43,881	38,521	29,359	27,605	30	15
• more than 5 years	29,828	26,622	9,196	8,889	—	30

Total	85,641	76,041	54,123	52,917	45	45

Derivative transactions — breakdown by counterparties —

	Notional amounts		Fair value positive	Fair value negative

€ million	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2011

Banks in OECD countries	127,975	109,249	6,737	4,092
Other counterparties	11,834	19,754	1,111	170

Total	139,809	129,003	7,848	4,262

Forward transactions, particularly those in foreign currencies, not yet settled by the balance sheet date, are entered into by Rentenbank to cover market price risk. Commitments for pending transactions existing at year-end comprise interest-rate swaps, currency swaps, cross-currency interest rate swaps, interest-rate forward contracts as well as option transactions.

Information pursuant to Section 285 No. 23 of the HGB on hedging relationships

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge currency risks. Currency hedges are presented in the balance sheet using available currency pairs pursuant to Section 254 of the HGB.

To measure the effectiveness of hedging relationships, the critical terms match/short cut method is used, where cash flows of hedged item and hedging instrument are compared. Exchange rate fluctuations of corresponding hedged items and hedging derivatives have an opposite effect and offset each other. Hedged

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items and hedging instruments are combined in hedging relationships of available currency pairs and were recognized in Rentenbank’s balance sheet as follows.

Disclosures on the carrying amount and the balance sheet items of the hedging relationships of available currency pairs:

	Carrying amount in € million

Balance sheet item	2011	2010	Hedged risk

Loans and advances to banks	77	108	Currency
Debt securities and other fixed income securities	1,717	1,657	Currency
Liabilities to banks	55	114	Currency
Liabilities to customers	200	115	Currency
Securitized liabilities	46,281	46,609	Currency
Subordinated liabilities	454	508	Currency

In addition to the measurement and the recognition of hedging relationships in the balance sheet in accordance with Section 254 of the HGB, accrued interest related to the derivative transactions is reported in the balance sheet items “loans and advances to banks” (€ 861 million), “loans and advances to customers” (€ 116 million), “liabilities to banks” (€ 692 million), and “liabilities to customers” (€ 36 million).

Other

In fiscal year 2011, the total remuneration of Rentenbank’s Board of Managing Directors amounted to € 1,499 thousand (2010: € 2,625 thousand). The remuneration for the individual members of the Board of Managing Directors for fiscal year 2011 was set as follows:

€ thousand	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	485	235	35	755
Dr. Horst Reinhardt	485	235	24	744

As of December 31, 2011, provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents totaled € 15,007 thousand (2010: € 15,385 thousand). Current benefit payments amounted to € 1,216 thousand (2010: € 1,200 thousand). As in the previous year, there were no loans granted to the members Board of Managing Directors or members of the Advisory Board in fiscal year 2011.

In accordance with the applicable remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of € 25 thousand and the Deputy Chairman € 12.5 thousand. Members who chair a committee of the Advisory Board receive € 10 thousand, unless they already receive a higher remuneration. Members of the Advisory Board working on a committee receive a remuneration of € 8.5 thousand, while members not working on a committee receive a remuneration of € 7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to € 0.5 thousand per meeting attended.

The total remuneration for Advisory Board activities in the year under review amounted to € 211 thousand (2010: € 220 thousand), both figures including VAT. The following table shows the individual remuneration, not including VAT:

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€ thousand	Membership	Remuneration	Attendance fees

Gerd Sonnleitner (Chairman)	Jan. 1 - Dec. 31	25.0	3.0
Ilse Aigner*	Jan. 1 - Dec. 31	12.5	1.0
Dr. Helmut Born	Jan. 1 - Dec. 31	8.5	1.5
Bruno Fehse	Jan. 1 - Nov. 15	6.1	1.0
Udo Folgart	Jan. 1 - June 30	3.5	0.5
Heinrich Haasis	Jan. 1 - Dec. 31	8.5	0.0
Dr. Werner Hildenbrand	Nov. 16 - Dec. 31	0.9	0.0
Werner Hilse	Jan. 1 - Dec. 31	8.5	2.0
Dr. Benjamin-Immanuel Hoff	Jan. 1 - Dec. 6	6.4	1.5
Dietrich Jahn	Jan. 1 - June 30	4.3	0.0
Wolfgang Kirsch	Jan. 1 - Dec. 31	8.5	1.0
Dr. Robert Kloos	Jan. 1 - Dec. 31	8.5	1.0
Franz-Josef Möllers	Jan. 1 - Dec. 31	8.5	1.5
Klaus-Peter Müller	Jan. 1 - Dec. 31	10.0	1.0
Manfred Nüssel	Jan. 1 - Dec. 31	8.5	1.5
Johannes Remmel	Jan. 1 - Dec. 31	7.0	0.5
Brigitte Scherb	Jan. 1 - Dec. 31	8.5	2.0
Norbert Schindler	Aug. 9 - Dec. 31	2.9	0.5
Dr. Klaus Stein	July 1 - Dec. 31	3.7	1.0
Klaus Wiesehügel	Jan. 1 - Dec. 31	8.5	0.5
Herbert Wolff	Jan. 1 - Dec. 31	7.0	1.0

Sum total		165.8	22.0

*)	Donation to Kinderdorf Irschenberg

Average number of employees for the fiscal year (in accordance with Section 267 (5) of the HGB, excluding members of the Board of Managing Directors):

Headcount	2011			2010
	Men	Women	Total	Men	Women	Total

Full-time employees	127	77	204	120	76	196
Part-time employees	4	31	35	3	28	31

Total	131	108	239	123	104	227

List of significant shareholdings pursuant to Section 285 No. 11 of the HGB:

	Equity € million Dec. 31, 2011		Shareholding %	Result € million 2011

LR Beteiligungsgesellschaft mbH, Frankfurt/ Main	55.5		100.0	+2.0
Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	8.0	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	12.2		100.0	-0.1

*)	Dec. 31, 2010

As long as Landwirtschaftliche Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide financial resources to LR Beteiligungsgesellschaft mbH allowing it to fulfill its obligations on time at any time.

In accordance with Section 286 (3) No. 1 of the HGB, we did not list further companies pursuant to Section 285 No. 11 of the HGB as they are of minor significance for the assessment of Rentenbank’s financial position, financial performance and cash flows.

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Disclosures related to auditors’ fees are included in the notes to the consolidated financial statements.

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website under www.rentenbank.de.

The separate financial statements and the consolidated financial statements are available on Rentenbank’s website as well as in the electronic Federal Gazette (elektronischer Bundesanzeiger) and may also be requested at Rentenbank’s registered office.

The following table shows offices held in statutory supervisory boards of large corporations (Section 267 (3) of the HGB) by legal representatives or other members of staff, pursuant to Section 340a (4) No. 1 of the HGB):

Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

Organs

Board of Managing Directors	Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt, MBA
Advisory Board
Chairman:	Präsident Gerd Sonnleitner Deutscher Bauernverband e.V., Berlin

Deputy:	Ilse Aigner Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutscher Bauernverband e.V.:
Generalsekretär Dr. Helmut Born
Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart
Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf (until June 30, 2011)

Präsident Werner Hilse
Landvolk Niedersachsen-Landesbauernverband e.V., Hannover

Präsident Franz-Josef Möllers
Westfälisch-Lippischer-Landwirtschaftsverband e.V., Münster

Präsidentin Brigitte Scherb
Deutscher Landfrauenverband e.V., Berlin

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Präsident Norbert Schindler, MdB Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin (since August 09, 2011)

Representative of the Deutscher Raiffeisenverband e.V.:	Präsident Manfred Nüssel Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:
Präsident Bruno Fehse
Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn (until Nov. 15, 2011)

Dr. Werner Hildenbrand
Stv. Vorsitzender des Vorstands der Bundesvereinigung der Deutschen Ernährungsindurstrie e.V., Berlin (since Nov. 16, 2011)

State Ministers of Agriculture:

Berlin:	Prof. Dr. Benjamin-Immanuel Hoff Staatssekretär in der Senatsverwaltung für Gesundheit, Umwelt und Verbraucherschutz des Landes Berlin, Berlin (until Dec. 06, 2011)

North Rhine-Westphalia:	Minister Johannes Remmel Minister für Klimaschutz, Umwelt, Landwirtschaft, Natur- und Verbraucherschutz des Landes Nordrhein-Westfalen, Düsseldorf

Saxony:	Herbert Wolff, Staatssekretär im Sächsischen Staatsministerium für Umwelt und Landwirtschaft, Dresden

Representative of the Trade Unions:	Klaus Wiesehügel Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Federal Ministery of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos Staatssekretär, Berlin

Representative of the Federal Ministery of Finance:	Dietrich Jahn Ministerialdirigent, Berlin (until June 30, 2011) Dr. Klaus Stein Ministerialdirigent, Berlin (since July 1, 2011)

Representatives of Banks and other Lending Experts:	Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

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Präsident Heinrich Haasis Deutscher Sparkassen- und Giroverband e.V., Berlin Wolfgang Kirsch Vorsitzender des Vorstandes DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 9, 2012

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors
Bernhardt Dr. Reinhardt

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AUDITORS’ REPORT

This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2011. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank) are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB (Handelsgesetzbuch “German Commercial Code”) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank) and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with (German) principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 9, 2012

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

				Principal Amount Outstanding at December 31, 2011
	Interest Rate	Year of Incurrence	Maturity

				(€ in millions	)
1. Promissory Notes/Internat. Loans	0.91 - 6.2	1998 - 2011	2013 - 2024	2,859
(Schuldscheindarlehen)
2. Registered Bonds	0.0 - 6.1	1973 - 2011	2012 - 2041	5,590
(Namensschuldverschreibungen)
3. Bearer Bonds
Secured	3.25	2006	2013	1
Unsecured	0.0 - 13.0	1996 - 2011	2012 - 2049	68,838
Total consolidated funded debt				77,288

(1)	Rentenbank’s funded debt includes the following debt in foreign currencies:
Currency	Principal Amount Outstanding at December 31, 2011

(€ in millions)
U.S. dollar	30,659
Australian dollar	7,965
Japanese Yen	3,113
Pound sterling	3,567
Swiss francs	2,330
Norwegian kroner	1,600
Canadian dollar	1,139
New Zealand dollar	830
Swedish kroner	529
South African rand	44
Mexican peso	112
Turkish lira	112
Polish zloty	23
Russian ruble	25
Brazilian real	792

52,839

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Repayment Schedule for Consolidated Funded Debt

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	After 2021	Total

(€ in millions)
1. Promissory Notes/Intern.Loans
(Schuldscheindarlehen)	0	44	458	236	333	498	285	564	13	374	54	2,859
2. Registered Bonds
(Namensschuldverschreibungen)	447	1,007	446	353	440	106	92	217	164	243	2,075	5,590
3. Bearer Bonds
Secured	0	1	0	0	0	0	0	0	0	0	0	1
Unsecured	16,255	10,668	8,850	8,867	9,822	6,629	4,819	178	231	1,607	912	68,838

Total	16,702	11,720	9,754	9,456	10,595	7,233	5,196	959	408	2,224	3,041	77,288

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THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of about 357,000 square kilometers (about 138,000 square miles). Its total population was in the range of 81.8 million in 2010. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 2.1.1, 2.4, 2.5, and 2.6.

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Dr Angela Merkel (CDU). Ms. Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

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The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke. (1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 502 million as of January 1, 2011. The EU is still in the process of enlargement. Croatia has been granted accession country status after a successful Croatian referendum on January 22, 2012 and, pending ratification by the Member States’ parliaments will become the twenty-eighth Member State on July 1, 2013. Formal membership negotiations have been opened with Turkey and Iceland. Former Yugoslav Republic of Macedonia, Serbia, and Montenegro have been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: The history of the European Union, Further expansion
(http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Joint statement of European Commission President Barroso and European Council President Van Rompuy on the outcome of the EU accession referendum in Croatia, press release dated January 22, 2012
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/29&format=HTML&aged=0&language=EN&guiLanguage=en); Europa.eu, Enlargement, The policy, Countries on the road to EU membership (http://ec.europa.eu/enlargement/the-policy/countries-on-the-road-to-membership/index_en.htm).

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Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2012 EU budget, which was adopted by the Parliament on December 1, 2011, amounts to EUR 147.2 billion in commitment appropriations and EUR 129.1 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.12% of the EU gross national income, while the amount of payment appropriations corresponds to 0.98% of the EU gross national income.

Sources: Europa.eu, What does the EU do? (http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market (http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Commission, Financial Programming and Budget, Budget in figures, Financial framework 2007-2013
(http://ec.europa.eu/budget/figures/fin_fwk0713/fwk0713_en.cfm#cf07_13); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01) (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2006:139:0001:0017:EN:PDF); European Commission, Financial Programming and Budget, Budget in figures, 2012 (http://ec.europa.eu/budget/figures/2012/2012_en.cfm).

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Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, and Slovakia subsequently joined as Member States. In January 2011, Estonia joined as the seventeenth Member State.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: The European Union, Treaty on European Union (http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); The European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); The European Central Bank, The first ten years (http://www.ecb.int/ecb/10ann/html/index.en.html).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. A package of six new legislative acts (the so-called “six-pack”) entered into force on December 13, 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards the medium-term budgetary objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the new rules provide for a new “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditure according to a medium-term rate of GDP growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditure should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). A sanction is proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The new six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State which is placed in an EDP on

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the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

For information on the pending EDP with respect to the Federal Republic, see “Public Finance-Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure.”

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&ag ed=1&language=EN&guiLanguage=en); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Packs” enters into force, press release of December 12, 2011
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011 the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct the existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country studies. It allows the European Commission and the Council to adopt recommendations to the Member State affected at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm according to which an excessive imbalance procedure (“EIP”) may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as an ultima ratio, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine up to 0.1% of GDP.

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. On March 2, 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. This treaty will enter into force once twelve Euro Area Member States have ratified it. Its provisions will be binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact will not replace the SGP but be applicable in parallel once it enters into force. The fiscal compact requires contracting parties to ensure convergence towards the country-specific MTO, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism is to be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty. If a Member State does not comply with this obligation, the matter will automatically be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that financial assistance will only be granted under the ESM, if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU by March 1, 2013 and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “-Response to the European Sovereign Debt Crisis-Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in the EU treaties and regulations.

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Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); Bundesregierung, Ein Vertrag für mehr Stabilität in der Wirtschafts- und Währungsunion, press release of March 7, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-07-kabinett-fiskalvertrag.html).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council of the European Union and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consists of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which are to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF has been operational since August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In mid-2011, the Heads of State or Government agreed to increase the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion and to increase its scope of activity, by announcing additional measures designed to alleviate the Greek debt crisis and the stability of the euro area as a whole. In order to fulfill its mission, the EFSF has since then not only been authorized to provide loans to Euro Area Member States in financial difficulties, but also to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries. These amendments to the EFSF Framework entered into force in October 2011.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would provide partial risk protection to newly issued bonds of a Euro Area Member State. It would provide for a fixed credit protection of 20-30% of the principal amount of the sovereign bond. The partial risk protection is to be used primarily under one of the EFSF’s precautionary programs and is designed to increase demand for new issues of Euro Area Member States and lowering funding costs. In early 2012, the European Sovereign Bond Protection Facility was established, implying that the risk protection model has since been operational. The second option aims at the creation of one or more co-investment funds which would allow a combination of public and private funding. A co-investment fund would provide funding for interventions in the primary and secondary debt markets and could, inter alia, be used by Euro Area Member States for bank recapitalizations. A first loss tranche of the fund would be financed by the EFSF. As of May 10, 2012, no co-investment fund has been established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States which are receiving financial support (Ireland, Portugal and Greece). As of the end of April 2012, the EFSF had outstanding bonds and bills of approximately EUR 77 billion. The EFSF has been created as a temporary institution (i.e., after June 2013, the EFSF would not enter into any new programs but will continue the management and repayment of any outstanding debt and will cease operations once all outstanding debt has been repaid).

Sources: EFSF FAQ Update as of March 28, 2012 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm). EFSF, Investor Relations, Transactions
(http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. On February 2, 2012, the Euro Area Member States signed the revised treaty on the ESM. Prior to its entry into force, which is targeted for July 2012 (a year earlier than originally planned), the ESM treaty must be ratified by Euro Area Member States that represent in the aggregate 90% of the total subscriptions in the ESM.

The ESM has been designed as a permanent crisis mechanism that will assume the tasks currently fulfilled by the EFSF and the EFSM and will be established as an intergovernmental organization under public international law. The ESM will have an effective lending capacity of EUR 500 billion backed by total subscribed capital of EUR 700 billion. Of this amount, EUR 80 billion will be in the form of paid-in capital provided by the Euro Area Member States and EUR 620 billion in the form of callable capital committed by Euro Area Member States. The contribution of each Euro Area Member State will be based on the paid-in capital for the ECB. On

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this basis, the Federal Republic’s contribution will amount to approximately 27%. The Federal Republic will contribute paid-in capital in an amount of approximately EUR 22 billion to the ESM. The payment of paid-in shares should be made in five equal installments of 20% of the total amount starting fifteen days after the date of entry into force of the treaty. Two installments are scheduled to be paid in 2012, two more in 2013 and the final tranche in the first half of 2014. This payment schedule implies a payment obligation of approximately EUR 8.7 billion for the Federal Republic in 2012.

The ESM’s purpose will be to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM will be able to use the range of instruments that has been put in place for the EFSF. In addition to loans to beneficiary Euro Area Member States, it will provide precautionary financial assistance and loans to Euro Area Member States for the recapitalization of financial institutions. It will also be authorized to purchase bonds of beneficiary Euro Area Member States in the primary and secondary markets. Financial support will be provided subject to strict economic policy conditionality. Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed time line (one year after entry into force) will be eligible for financial support from the ESM. Financial assistance from the ESM will be activated upon a Euro Area Member State’s request and active participation of the IMF will be sought. The ESM’s rules will provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses will be included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans will enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program at the signing of the ESM treaty.

In principle, decisions under the ESM will be taken by mutual agreement. However, the ESM treaty provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%.

Due to the advanced start, the ESM will operate alongside the EFSF for twelve months. These mechanisms will have a joint lending capacity of EUR 700 billion, and until mid-2013 the EFSF may engage in new programs in order to ensure a full fresh lending capacity of EUR 500 billion.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); EFSF FAQ Update as of March 28, 2012
(http://www.efsf.europa.eu/attachments/faq_en.pdf); European Council, Statement by the Euro Area Heads of State or Government, dated March 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128521.pdf); Bundesministerium der Finanzen, Kabinett beschließt Ratifizierung und Finanzierung des Europäischen Stabilitätsmechanismus (ESM), press release dated March 14, 2012
(http://www.bundesfinanzministerium.de/nn_54/DE/Presse/Pressemitteilungen/Finanzpolitik/2012/03/14-03-2012-PM08a.html?__nnn=true); European Council, Statement of the Eurogroup, dated March 30, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/129381.pdf).

Financial Assistance to Euro Area Member States. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the so-called Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion has been disbursed, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF. At year-end 2011, KfW had disbursed EUR 15.2 billion under this loan facility. Due to the set up of the second financial support program for Greece described below, no further disbursements are expected to be made by KfW.

In mid-2011, the need for a second financial support program became clear. In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately EUR 197

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billion, or 95.7%, had been exchanged. Accordingly, in mid-March 2012, Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.6 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

Sources: European Commission, Economic and Financial Affairs, The EU as a borrower, Greek Loan Facility
(http://ec.europa.eu/economy_finance/eu_borrower/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Bundesfinanzministerium, Griechenland: erfolgreicher Schuldenschnitt, press release of March 9, 2012
(http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-09-griechenland-schuldenschnitt.html); Statement by Commission Vice-President Olli Rehn on private sector participation in the second Greek programme, dated March 9, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/174); Summary for non-specialists, Occasional Papers No. 94/March 2012, The Second Economic Adjustment Programme for Greece, March 2012(http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp94_summary_en.pdf); Statement by the President of the Eurogroup, Jean-Claude Juncker, press release of March 14, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/128941.pdf).

The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with the economic adjustment program, consists of financial support of EUR 85 billion, including EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion is being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In March 2012, the European Commission announced the completion of the fifth review of the financial assistance program for Ireland. It concluded that program implementation by Ireland remains strong and on track, while some challenges remain. In this context, the disbursement of the next tranche was authorized in March 2012, bringing total EU/IMF funding to Ireland to EUR 47.9 billion since the launch of the program. The financial assistance program is expected to cover financing needs until the second half of 2013, although Ireland intends to re-enter the financial market earlier.

In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, of which the EU has pledged EUR 52 billion and the IMF’s contribution consists of a three-year loan in an amount equivalent to approximately EUR 26 billion. In February 2012, the European Commission, the ECB and the IMF announced the results of the third review mission. They concluded that Portugal is making good progress towards adjusting its economic imbalances and, provided the authorities continue with strict program implementation, the Euro Area Member States have declared they stand ready to support Portugal until market access is regained. The disbursement of the next tranche, which is expected to be completed by May 2012, will raise total EU/IMF funding to Portugal to around EUR 53 billion. The financial assistance program is expected to cover financing needs through the second half of 2014, with partial capital markets financing planned from the second half of 2013.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010
(http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, The EU as a borrower, Ireland (http://ec.europa.eu/economy_finance/eu_borrower/ireland/index_en.htm); European Commission, Ireland: European Commission gives green light for €5.8 billion payment following successful completion of fifth review of financial assistance programme, press release dated March 1, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/149); European Commission, Economic Adjustment Programme for Ireland – Winter 2011 Review, Occasional Paper 93, March 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp93_en.pdf); European Commission, Economic and Financial Affairs, The EU as a borrower, Portugal (http://ec.europa.eu/economy_finance/eu_borrower/portugal/index_en.htm); Statement by the EC, ECB, and IMF on the Third Review Mission to Portugal, press release dated February 28, 2012
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/142); European Commission, The Economic Adjustment Programme for Portugal, Third Review Winter 2011/ 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp95_en.pdf, page 6).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of

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the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4 (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Institutional Reform of the European Union: Main dates (http://europa.eu/documentation/legislation/institutional_reform/chronology/index_en.htm); Official Journal of the European Union, 2004/C 310/01 (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council – June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon: News (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2011, the GDP of Germany expressed at current prices was EUR 2,570.8 billion, compared to EUR 2,476.8 billion in 2010, which represents an increase of 3.8%. GDP adjusted for price effects rose by 3.0% compared to 2010 and exceeded the 1991 level by 30.2%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.7% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2011, GDP per capita at current prices was EUR 31,437, while GDP per employee at current prices was EUR 62,550.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2011, services accounted for 69.0% of gross value added, measured at current prices compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services”, accounting for 15.2% in 2011, compared to 16.3% in 1991, and “public services, education, health”, accounting for 17.9% of gross value added in 2011, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.6% of gross value added compared to 30.2% in 1991. Construction contributed 4.4% to gross value added in 2011, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 1.0% of gross value added in 2011, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.2.1.

In 2011, private final consumption expenditure totaled 57.4% of GDP in current prices, gross capital formation amounted to 18.0%, and government final consumption expenditure equaled 19.6%. Exports and imports of goods and services accounted for 50.1% and 45.0% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.1% of GDP in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.3.1.

In 2011, price-adjusted GDP rose by 3.0% compared to 2010. The GDP adjusted for price and calendar effects increased by 3.1% compared to 2010. Net exports contributed 0.8 percentage points to economic growth in 2011. This was due to an increase in exports by 8.2%, compared to an increase of 13.7% in 2010 and a 13.6% decline in 2009, while imports rose by 7.4% on a price-adjusted basis, compared to an increase of 11.7% in 2010 and a 9.2% decline in 2009. Exports measured at current prices reached EUR 1,289.16 billion and imports stood at EUR 1,157.74 billion. Gross fixed capital formation in machinery and equipment also increased in 2011 by 7.6% compared to a 10.5% increase in 2010 and a 22.8% decline in 2009, in price-adjusted terms, and gross fixed capital formation in construction rose by 5.8%. Final consumption expenditure of general government rose by 1.4% in 2011 upon price adjustment, and final consumption expenditure of households rose by 1.5% on a price-adjusted basis compared to 2010.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Tables 2.3.1, 2.3.2 and 2.3.10.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined from 7.7% in 2010 to 7.1% in 2011. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the unemployment rate decreased from 6.8% in 2010 to 5.8% in 2011. For an explanation of the differences between the national definition and the ILO definition, see “-Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) accelerated from 1.1% in 2010 to 2.3% in 2011. This was mainly due to the increase in prices for energy by 10.0%, in particular fuels, which increased 13.9%.

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Without energy prices, the index rose by only 1.3%. General government gross debt stood at EUR 2,088.5 billion at year-end 2011, compared to EUR 2,056.7 billion at year-end 2010.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2012, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (März 2012), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2012, Table 1.1 and 1.2; Deutsche Bundesbank, Monatsbericht April 2012, Table IX.1.

Due to deteriorating global economic conditions in the second half of 2011 and in the first months of 2012, the German economy is experiencing a slowdown as well. However, domestic demand and employment are expected to strengthen further, and the slowdown is perceived to be of a temporary nature. In particular, private final consumption expenditure is expected to support growth. In its forecast published in April 2012, the Federal Government projected that GDP in Germany will grow by 0.7% in 2012, with private consumption growing by 1.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 3.0% and 4.0%, respectively, compared to 2011. Capital formation is also expected to support domestic demand. Gross fixed capital formation is projected to grow by 1.9% in 2012, supported by a projected increase in machinery and equipment by 2.6%, while the sub-category construction is predicted to increase by only 1.0%. In 2012, government final consumption expenditure is forecast to increase by 1.1%. The Federal Government expects that employment will equal approximately 41.5 million persons on average in 2012 compared to 41.1 million persons in 2011. The registered unemployment rate (Arbeitslosenquote) is expected to decrease further to 6.7% on average in 2012 (2011: 7.1%), which would constitute the lowest unemployment rate since German reunification.

Source: Bundesministerium für Wirtschaft und Technologie, Rösler zur Frühjahrsprojektion: “Die deutsche Wirtschaft kommt wieder in Schwung,” press release of April 25, 2012
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=486758.html).

The following table shows selected key economic figures for the Federal Republic for 2007 to 2011.

KEY ECONOMIC FIGURES

	2011	2010	2009	2008	2007

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5
(change from previous year in %)	3.8	4.3	-4.0	1.9	5.0
GDP – price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	109.7	106.5	102.7	108.3	107.1
(change from previous year in %)	3.0	3.7	-5.1	1.1	3.3
GDP – price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	109.5	106.3	102.6	108.1	107.3
(change from previous year in %)	3.1	3.6	-5.1	0.8	3.4
Unemployment rate (ILO definition) (in %) (1)	5.8	6.8	7.4	7.2	8.3
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	2.3	1.1	0.4	2.6	2.3
Balance of payments – current account	147.7	150.7	140.6	153.6	180.9
General government gross debt (2)	2,088.5	2,056.7	1,766.9	1,649.3	1,582.4

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2012, Tables IX.1 and XI.2.

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Economic Policy

General

The Federal Government’s foremost economic policy objectives are to further strengthen the forces for economic growth and employment. In addition, the Federal Government seeks to modernize the German economy and German society on every level in order to face successfully the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location that is able to compete globally for capital, ideas and innovation. The structural reforms contribute to strengthening the potential for growth and enhancing domestic sources of demand while preserving high international competitiveness.

In 2010 and 2011, Germany experienced strong economic growth. While this development was partly attributable to the rebound of the world economy, fiscal policy measures, including the Government’s “stimulus packages,” also played an important role in shielding the real economy from the effects of the global financial and economic crisis. German companies were able to build on their earlier export success and get back on track quickly. Since then, the initial economic stimulus from exports spread to the domestic economy, which has increasingly become the driving force behind Germany’s economic expansion. Accordingly, demand has become increasingly broad-based, strengthening the resilience of Germany’s economy with regard to external risks. The economic rebound has also led to an increase in employment. During the crisis, there were no major job losses despite the drastic decline in industrial output and overall economic activity in 2009. This was a positive exception compared to most other advanced economies. In recent years, employees and employers have agreed moderate wage agreements and thereby made a significant contribution toward improving the competitiveness of German companies. Furthermore, in recent years, Germany has reformed its systems of basic allowances for job-seekers and promoting employment. More efficient job placement services, as well as lower barriers to, and flexible patterns of, employment, have contributed to the overall functioning of the labor market. Collective bargaining agreements have become more flexible. For more information on recent economic developments, see “-Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

Current Policy Initiatives

Following the economic and financial crisis-related government interventions of 2009 and 2010, the objectives of economic policy shifted during 2011 to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long term and thereby secure future prosperity. To this end, government measures to overcome the crisis have been or will be successively phased out. Because the supply of credit to businesses steadily improved during the economic rebound, it was possible to phase out the credit and guarantee programs at the end of 2010 as planned. Short-time work arrangements proved to have a stabilizing effect on overall employment during the crisis. While the special arrangements for short-time work were initially scheduled to expire at the end of 2010, the Federal Government extended certain favorable regulations with respect to short-time work until March 2012. The bulk of additional investment spending by the Federal Government during the crisis was channeled into a special fund called the Investment and Redemption Fund (Investitions- und Tilgungsfonds). This fund only financed measures through the end of 2011, and has entered the redemption phase in 2012.

The Federal Government has also started the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (the so-called “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the new fiscal compact. For further details on the budget surveillance procedures, see “General-The European Union and European Integration-EU Economic Governance.” This process will involve limiting government spending, reducing subsidies, enhancing incentives, and placing a continued priority on funding for education and research. The financial budget targets until 2016 adopted by the Federal Government reflect this shift in fiscal policy. They seek to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In 2011, the general government deficit was already reduced to 1.0% of GDP, well below the Maastricht-threshold of 3% (for further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance-Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure”).

Properly functioning financial markets support long-term growth potential. As financial markets have continued to stabilize, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the resilience of financial institutions and the overall financial system with a number of different measures at both the national and EU level. The Federal Government intends to

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conclude the ongoing negotiations with respect to the implementation of Basel III at the EU level in a timely manner. Among other things, the Federal Government wants to ensure that the financing of companies, projects and investments is not hampered by its implementation. As a consequence of the developments in the euro area, the Federal Government has reopened the Special Financial Market Stabilization Fund SoFFin (Sonderfonds Finanzmarktstabilisierung) for new applications until the end of 2012.

Demographic changes are expected to have a significant impact on the future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is observing the existing incentive structures and, if necessary, intends to modify them in order to further improve the functioning of the labor market.

Well-trained, highly skilled workers are an important factor for the competitiveness of the German economy. For this reason, the Federal Government adopted the Plan to Secure Specialized Staff (Konzept Fachkräftesicherung) in June 2011. It is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. To this end, the Federal Government has passed a bill to reduce the salary threshold, from which onwards foreign specialists enjoy an easier immigration procedure, to an annual salary of EUR 48,000, as compared to EUR 66,000 under the former regulation. For foreign experts in the field of mathematics, informatics, natural sciences, technology, and for foreign physicians the threshold will be reduced even further to EUR 33,000 per year.

In addition, the Federal Government has earmarked another EUR 12 billion for investments in education and research in the current legislative period (i.e., until September 2013) with the objective of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent social challenges (e.g. climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure supports economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways. It has earmarked about EUR 10 billion per year until 2016 for infrastructure investments.

To boost competition, the Federal Government revised the Act against Restraints of Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen) to further improve conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules. Additional revisions are planned in the area of transport regulation.

In 2010, the Federal Government adopted new guidelines for energy policy through the year 2050. Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets the long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. In particular, by 2050, renewable energy is intended to meet 60% of German energy demand and make up for 80% of German electricity generation. Achievement of these energy and climate policy targets will require substantial investments. The development of new technologies, the further expansion of power grids, and the integration of these grids into a European electricity grid as well as striving for the conclusion of a new international climate protection agreement are all integral parts of the energy concept.

Germany’s external economic policy aims to increase the openness of international markets for goods and services, reduce trade barriers, and improve the conditions for cross-border investment. Among other things, this policy includes strengthening international competition through the elimination of unfair trade practices and subsidies as well as improving the protection and enforcement of intellectual property rights. For this reason, the Federal Government remains committed to reaching a comprehensive and balanced agreement in the WTO negotiations under the Doha Round. This agreement should also reflect the interests of developing countries. WTO-compatible regional and bilateral free trade agreements between the EU and its trading partners constitute an important complement to multilateral agreements within the framework of the WTO.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Policy Response to the Global Economic and Financial Crisis—Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European Sovereign Debt Crisis and the reform of the Stability and Growth Pact, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011; Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010.

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2011	2010	2009	2008	2007	2011	2010	2009	2008

	(EUR in billions)					(change in %)
Domestic uses	2,439.4	2,341.4	2,256.0	2,319.6	2,258.5	4.2	3.8	-2.7	2.7
Final private consumption	1,474.4	1,423.0	1,387.4	1,387.7	1,356.7	3.6	2.6	-0.0	2.3
Final government consumption	502.9	488.8	475.8	452.6	434.0	2.9	2.7	5.1	4.3
Gross fixed capital formation	467.7	433.6	409.3	460.7	447.9	7.9	5.9	-11.2	2.9
Machinery and equipment	183.5	170.8	155.1	201.4	195.5	7.4	10.1	-23.0	3.0
Construction	255.5	235.0	227.1	231.5	225.6	8.7	3.5	-1.9	2.6
Other products	28.6	27.8	27.0	27.9	26.7	3.1	2.7	-2.9	4.3
Changes in inventories (1)	-5.7	-4.0	-16.5	18.6	19.9	—	—	—	—
Net exports (1)	131.4	135.5	118.5	154.2	170.0	—	—	—	—
Exports	1,289.2	1,159.8	995.9	1,189.2	1,145.4	11.2	16.5	-16.2	3.8
Imports	1,157.7	1,024.4	877.4	1,035.0	975.4	13.0	16.7	-15.2	6.1

Gross domestic product	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5	3.8	4.3	-4.0	1.9

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2011	2010	2009	2008	2007	2011	2010	2009	2008

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,295.9	2,216.8	2,117.2	2,217.0	2,177.0	3.6	4.7	-4.5	1.8
Agriculture, forestry and fishing	21.9	18.7	16.2	20.9	19.0	17.1	15.0	-22.2	10.1
Production sector (excluding construction)	588.2	548.1	496.1	574.9	575.2	7.3	10.5	-13.7	-0.1
Construction	100.9	96.3	94.8	93.2	88.7	4.8	1.5	1.7	5.1
Trade, transport, accommodation and food services	349.8	335.9	322.0	354.3	349.9	4.1	4.3	-9.1	1.3
Information and communication	88.8	89.1	91.4	86.9	86.9	-0.2	-2.6	5.2	0.1
Financial and insurance services	118.3	117.9	105.5	83.6	90.5	0.4	11.8	26.2	-7.6
Real estate activities	266.3	264.1	263.2	266.3	254.7	0.9	0.3	-1.2	4.6
Business services	246.2	238.6	231.4	258.4	249.3	3.2	3.1	-10.4	3.7
Public services, education, health	412.1	405.0	394.7	378.8	366.4	1.8	2.6	4.2	3.4
Other services	103.4	103.4	102.0	99.8	96.6	-0.1	1.4	2.2	3.4
Taxes on products offset against subsidies on products	275.0	260.0	257.3	256.8	251.5	5.8	1.0	0.2	2.1

Gross domestic product	2,570.8	2,476.8	2,374.5	2,473.8	2,428.5	3.8	4.3	-4.0	1.9

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 1.13 and 2.1.

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Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of Northrhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2011, the production sector’s aggregate contribution to gross value added at current prices was 25.6% (excluding construction) and 30.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 5.9% year-on-year in 2011 after rising by 9.8% in 2010 and declining by 17.9% in 2009.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2011), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Tables 2.2.1, 2.2.2 and 3.2.1.

The following table shows the output of the production sector in index form using 2005 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2005 = 100)

	2011 (2)	2010	2009	2008	2007

Production sector, total	112.1	103.9	94.3	111.5	111.6
Industry (3)	114.0	104.6	93.7	113.4	113.1
of which:
Intermediate goods (4)	116.2	107.1	93.3	114.2	114.5
Capital goods (5)	116.6	103.7	92.0	116.8	114.9
Durable goods (6)	100.2	95.7	87.6	104.0	108.4
Nondurable goods (7)	104.4	102.4	100.6	104.4	105.8
Energy (8)	86.7	93.6	90.6	95.6	98.2
Construction (9)	123.0	108.5	108.2	108.3	108.8

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services”, “information and communication”, “financial and insurance services”, “real estate activities,” “business services”, “public services, education, health” as well as “other services”, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2011, the services sector’s aggregate contribution to gross value added at current prices decreased slightly to 69.0% (after 70.1% in 2010 and only 62.0% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 17.9% in 2011 (after 18.3% in 2010).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.2.1.

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Employment and Labor

In 2011, the average unemployment rate according to the national definition was 7.1%, compared to 7.7% in 2010. Under the ILO definition, the average unemployment rate was 5.8% in 2011 compared to 6.8% in 2010. Under both definitions, the average unemployment rate in 2011 decreased significantly to the lowest level of unemployment since 1991.

The strong labor market in 2010 and 2011 was attributable to the strong growth performance of the German economy, but also to favorable rules regarding the use of short-time work that the Federal Government adopted as a part of its stimulus packages in 2009. In 2009, among other favorable special regulations, the maximum period of short-time work was temporarily extended from six to 24 months. As of January 1, 2012, the period of entitlement to short-time allowances has been reduced to a maximum of six months. Favorable regulations regarding the reimbursement of employers’ social security contributions remained in effect until the end of March 2012.

The number of persons resident in Germany who were either employed or self-employed in 2011 was approximately 41.0 million, an increase of 1.3% compared to 2010.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Table 10.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201112.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.1.12; Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesagentur für Arbeit, short-time allowance due to the economic situation (http://www.arbeitsagentur.de/nn_439356/EN/Navigation/zentral/Leistungen/Kurzarbeitergeld/Kurzarbeitergeld-Nav.html).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2011	2010	2009	2008	2007

Employed (in thousands)-ILO definition	41,037	40,506	40,311	40,290	39,791
Unemployed (in thousands)-ILO definition (1)	2,505	2,946	3,228	3,136	3,601
Unemployment rate (in %)-ILO definition	5.8	6.8	7.4	7.2	8.3
Unemployed (in thousands)-national definition (2)	2,976	3,238	3,415	3,258	3,760
Unemployment rate (in %)-national definition (3)	7.1	7.7	8.1	7.8	9.0

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and the German reunification in 1990 resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2011, under the national definition, the unemployment rate in the eastern Länder was 11.3% (2010: 12.0%), compared to an unemployment rate of 6.0% (2010: 6.6%) in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2011, Tables 10.2 and 10.3 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201112.pdf).

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In 2011, gross wages and salaries per employee in Germany increased by 3.3%. Unit labor costs, which had declined by 1.5% in 2010, posted an increase of 1.2% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4. -2011(March 2012), Tables 2.17 and 2.20.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2011	2010	2009	2008	2007

Gross wages and salaries per employee in EUR	29,359	28,421	27,830	27,928	27,306
Change from previous year in %	3.3	2.1	-0.4	2.3	1.4
Unit labor costs per hour worked
Index (2005=100)	104.6	103.3	104.8	98.9	96.7
Change from previous year in %	1.2	-1.5	6.0	2.3	-1.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2011 (February 2012), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Under the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) it is possible to use minimum wage rules at the industry level, but there is no national statutory minimum wage.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010 (http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10 and http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&sid=9bd142e7371d44048521f1d32cee1d31&nr=14436&linked=bes); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507 (http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html).

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Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-

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term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance providers that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2011, social security revenue, as shown in the national accounts, amounted to EUR 525.9 billion, and expenditure was EUR 510.8 billion. The social security budget thus incurred a surplus of EUR 15.1 billion in 2011, after a surplus of EUR 2.3 billion in 2010.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were reforms of the health insurance, making health insurance compulsory and introducing a “health fund” (Gesundheitsfonds) that collects health care contributions based on uniform rates and distributes them – adjusted for differences in the risk structures of the insuree pool – in equal amounts per capita among statutory health insurance providers, as well as reforms of the statutory pension insurance, which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2011, exports and imports of goods and services amounted to 50.1% and 45.0% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2011, the current account surplus totaled EUR 147.7 billion, compared to EUR 150.7 billion in 2010.

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table XI.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 7.6% of the average indicator value in the period from 1999 to 2011. In

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2011, price competitiveness improved slightly by 0.5%, mainly due to the depreciations of the euro relative to the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate is not overly pronounced as other Euro Area Member States account for a major part of German exports (39.7% in 2011).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2011, the euro appreciated by 5% from its 2010 average. In February 2012, however, the euro had depreciated again by 5% from its 2011 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2012, Tables XI.3, XI.11 and XI.13; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series BBEE2.M.DE.AAA.XY16.R.AACPE.M00: Indicator of the German economy’s price competitiveness against 56 trading partners, based on consumer price indices (http://www.bundesbank.de/statistik/statistik_zeitreihen.en.php?lang=en&open=dev isen&func=row&tr=BBEE2.M.DE.AAA.XY16.R.AACPE.M00).

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2011	2010	2009	2008	2007

	(EUR in millions)
Current account (2)
Foreign trade (3)	158,087	154,863	138,697	178,297	195,348
Supplementary trade items	-18,852	-11,613	-15,052	-13,628	-9,816
Services (4)	-6,494	-4,258	-8,049	-10,258	-14,852
Factor income	48,415	49,864	58,120	32,379	42,918
Current transfers	-33,501	-38,187	-33,158	-33,157	-32,685

Total current account	147,656	150,668	140,558	153,633	180,914
Capital transfers and purchases/sales of intangible non-produced assets	641	-586	29	-210	104
Capital account
Total net German investment abroad (increase/capital exports- negative figure)	-230,661	-408,695	-21,427	-203,251	-693,802
Total net foreign investment in Germany (increase/capital imports- positive figure)	68,725	261,256	-134,013	29,341	483,652

Total net capital export (5)	-161,937	-147,439	-155,440	-173,910	-210,151
Balance of unclassifiable transactions	13,640	-2,643	14,853	20,487	29,133

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, page 464).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2012, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

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Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2011	2010	2009	2008	2007

	(EUR in millions)
Exports of goods (f.o.b.)	1,060,037	951,959	803,312	984,140	965,236
Imports of goods (c.i.f.)	901,950	797,097	664,615	805,842	769,887

Trade surplus	158,087	154,863	138,697	178,297	195,348

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2012, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2011 (1)

	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	9.1	0.6
Metal ores	1.0	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.2	4.0
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	1.0
Wearing apparel	3.0	1.3
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.6	1.8
Coke and refined petroleum products	3.3	1.3
Chemicals and chemical products	7.9	9.5
Basic pharmaceutical products and pharmaceutical preparations	4.3	4.8
Rubber and plastic products	2.8	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	6.8	5.7
Fabricated metal products, except machinery and equipment	2.5	3.4
Computer, electronic and optical products	9.9	8.0
Electrical equipment	4.7	6.2
Machinery and equipment not elsewhere classified.	7.8	15.2
Motor vehicles, trailers and semi-trailers	9.0	17.4
Other transport equipment	4.0	3.9
Furniture	1.0	0.8
Energy	0.3	0.3
Other goods	8.7	7.2

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – December 2011 (March 2011), Tables 5.1 and 5.2; calculation of percentages based on import and export values in EUR thousands, respectively.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2011	2010	2009

	(EUR in millions)
Exports to:
Total	1,060,037	951,959	803,312
of which:
France	101,555	89,582	81,304
United States	73,694	65,574	54,356
The Netherlands	69,312	62,978	53,195
United Kingdom	65,334	58,666	53,240
China (2)	64,762	53,791	37,273
Italy	62,122	58,589	50,620
Austria	57,868	52,156	46,093
Belgium/Luxembourg	53,260	50,545	46,262
Switzerland	47,708	41,659	35,510
Southeast Asia (3)	41,532	38,183	28,606
Spain	34,868	34,222	31,281
Japan	15,118	13,149	10,875

Imports from:
Total	901,950	797,097	664,615
of which:
The Netherlands	82,163	67,205	55,583
China (2)	79,168	77,270	56,706
France	66,464	60,673	53,338
Italy	48,316	41,977	37,197
United States	48,289	45,241	39,283
United Kingdom	44,898	37,923	32,452
Belgium/Luxembourg	41,282	36,026	30,694
Southeast Asia (3)	38,994	39,562	28,338
Austria	37,700	33,013	27,565
Switzerland	36,863	32,507	28,096
Japan	23,545	22,475	18,946
Spain	22,521	21,955	18,959

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2011, page 464).
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2012, Table XI.3.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “-Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “-Policy Response to the Global Economic and Financial Crisis-Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

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PRICE TRENDS

	2011	2010	2009	2008	2007

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	2.5	1.1	0.2	2.8	2.3
Consumer price index (CPI)	2.3	1.1	0.4	2.6	2.3
Index of producer prices of industrial products sold on the domestic market (1)	5.7	1.6	-4.2	5.5	1.3

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/Konjunkturindikatoren/Basisdaten/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2012, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2011	2010	2009	2008	2007

	(EUR in millions)
Gold	132,874	115,403	83,939	68,194	62,433
Foreign currency balances	29,433	27,957	25,634	27,705	27,694
Reserve position in the IMF and special drawing rights	22,296	18,740	15,969	3,285	2,418

Total	184,603	162,100	125,541	99,185	92,545

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2012, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.3 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Report 2011, p. 173 (http://www.ecb.eu/pub/pdf/annrep/ar2011en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2011	2010	2009	2008	2007

	(EUR in billions)
Deutsche Bundesbank
Assets	714.7	524.7	323.3	230.8	179.5
Liabilities	46.6	14.6	9.1	30.2	16.0

Net position	668.1	510.1	314.2	200.6	163.5
of which: within Eurosystem (1)	475.9	337.9	189.9	128.7	84.1
Banks
Loans to foreign banks	1,117.6	1,154.1	1,277.4	1,446.6	1,433.5
Loans to foreign non-banks	744.4	773.8	815.7	908.4	908.3
Loans from foreign banks	655.7	741.7	652.6	703.3	738.9
Loans from foreign non-banks	224.4	226.5	216.3	286.1	303.1

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht Februar 2012, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2011	2010	2009	2008	2007

U.S. dollars per euro	1.3920	1.3257	1.3948	1.4708	1.3705
Pound sterling per euro	0.86788	0.85784	0.89094	0.79628	0.68434
Japanese yen per euro	110.96	116.24	130.34	152.45	161.25
Swiss franc per euro	1.2326	1.3803	1.5100	1.5874	1.6427
Chinese yuan per euro	8.9960	8.9812	9.5277	10.2236	10.4178

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2012, Table XI.11.

Financial System

As of January 31, 2012, 1,899 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,589.2 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 282 commercial banks (with an aggregate balance sheet total of EUR 3,293.6 billion), 426 savings banks (with an aggregate balance sheet total of EUR 1,088.0 billion) and their ten regional institutions (including nine Landesbanken and Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and Landesbanken, with an aggregate balance sheet total of EUR 1,434.1 billion), 17 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute) with an aggregate balance sheet total of EUR 965.5 billion), 1,121 credit cooperatives (with an aggregate balance sheet total of EUR 725.1 billion) and their two central institutions (with an aggregate balance sheet total of EUR 292.2 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 592.6 billion) and 23 building and loan associations (with an aggregate balance sheet total of EUR 198.2 billion). Also included in this classification are the 150 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 1,036.1 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2012, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2012, Statistische Sonderveröffentlichung 1, 638 – 652 (http://www.bundesbank.de/download/statistik/stat_sonder/statso1_14verzeich.pdf).

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The German Banking Act (Kreditwesengesetz) regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/download/presse/pressenotizen/2002/20021104bbk1_en.pdf); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie – Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_080221_aufsichtsrichtlinie.html).

The new European system of financial supervisors became operational on January 1, 2011. It consists of a European Systemic Risk Board (the “ESRB”), which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

In addition three new supervisory authorities at the micro-financial level have been established:

•	the European Banking Authority, or “EBA”;

•	the European Insurance and Occupational Pensions Authority, or “EIOPA”; and

•	the European Securities and Markets Authority, or “ESMA.”

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. As of the beginning of May 2012, translation of these rules into European and national law is still ongoing.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf).

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Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two liquidation sub-agencies (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Further Stabilization of the Financial Market Act (Finanzmarkstabilisierungsergänzungsgesetz), which was introduced in April 2009. The first liquidation sub-agency, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. As of December 31, 2011, its portfolio had been reduced to EUR 51.0 billion. The second liquidation sub-agency, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of June 30, 2011, its portfolio was reduced to EUR 160.5 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Erste Abwicklungsanstalt, Geschäftsbericht 2011, page 59 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/EAA_Geschaeftsbericht_2011.pdf); FMS Wertmanagement, FMS Wertmanagement verzeichnet Fortschritte beim Abbau des Portfolios, press release dated October 18, 2011
(http://www.fms-wm.de/Deutsch/presse/presseerklaerungen-/fms-wertmanagement-verzeichnet-fortschritte-beim-abbau-des-portfolios/fms-wertmanagement-verzeichnet-fortschritte-beim-abbau-des-portfolios.html); FMS Wertmanagement, FMS Wertmanagement expands Executive Board, press release dated February 27, 2012
(http://www.fms-wm.de/English/press/press-releases/fms-wertmanagement-expands-executive-board/fms-wertmanagement-expands-executive-board.html).

The Restructuring Act, enacted in December 2010, has established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks are not required to contribute to the fund. The restructuring fund is managed by the Federal Institute for Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfondsverordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/nn_53848/DE/Presse/Pressemitteilungen/Finanzpolitik/2010/08/20100825__PM32.html?__nnn=true); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/20100917-FMSA.html?__nnn=true); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, press release dated July 20, 2011 (http://www.bundesfinanzministerium.de/nn_1928/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/Kapitalmarktpolitik/20110720-Restrukturierungsfonds-Verordnung.html?__nnn=true).

In March 2012, the second Financial Market Stabilization Act entered into force. Under this act, the Special Financial Market Stabilization Fund (“SoFFin”) has been reactivated for a period ending on December 31, 2012. According to this act, SoFFin is ready to extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In

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addition, SoFFin is authorized to incur loans in a total amount of up to EUR 80 billion. This act also extends the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the German Banking Act (Kreditwesengesetz), this act authorizes the BaFin until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable. As of May 1, 2012, the outstanding stabilization measures provided by the SoFFin amounted to EUR 31.0 billion.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); FMSA Bundesanstalt für Finanzmarktstabilisierung (http://www.fmsa.de/de/fmsa/soffin/instrumente/massnahmen-aktuell/; accessed on May 3, 2012).

Policy Responses at the EU Level

In mid-December 2010, the ECB decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The national central banks of the euro area must pay their additional capital contributions in three equal annual installments, starting in December 2010. The overall additional capital contribution of Deutsche Bundesbank will amount to EUR 946.9 million. The share of Deutsche Bundesbank in ECB’s subscribed capital will remain unchanged. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk.

Source: European Central Bank, ECB increases its capital, press release of December 16, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr101216_2.en.html).

The Heads of State or Government of the Euro Area Member States, in light of continued tensions in the financial markets, in October 2011, agreed on a set of measures to restore confidence in the financial markets, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees, and increasing the capital position of banks to 9% of Core Tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011 (http://www.bundesregierung.de/Webs/Breg/DE/Themen/Euro/GriechenlandHilfe/eu_rat_2/_node.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

In December 2011, EBA published the final results of its bank recapitalization exercise which was part of co-ordinated measures to restore confidence in the banking sector. The formal recommendation adopted by the EBA’s board of supervisors states that national supervisory authorities should require the banks included in the sample to strengthen their capital positions by building up an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011. In addition, banks are required to establish an exceptional and temporary buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. Based on figures as of the end of September 2011, the 13 German banks covered by the exercise have an aggregate capital shortfall of EUR 13.1 billion.

Source: European Banking Authority,The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011 (http://stress-test.eba.europa.eu/capitalexercise/Press%20release%20FINALv2.pdf).

In order to address renewed tensions in some financial markets in the euro area, the ECB, in early August 2011, announced enhancements to its liquidity-providing operations for the banking sector and its return to active interventions in the euro area public and private debt securities markets through its Securities Markets Programme. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments.

Sources: European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html).

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately

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three months covering the end of the year. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2013, with effect from December 5, 2011. As a contingency measure, the central banks have also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2013.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a new covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively. On December 8, 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•	increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

Sources: European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html); European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html).

In the first LTRO, on December 22, 2011, EUR 489.2 billion was settled; and in the second LTRO, EUR 529.5 billion was settled on March 1, 2012.

Sources: ECB, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); ECB, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2011, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,148.2 billion, with tax revenue of EUR 587.8 billion and social contributions of EUR 435.3 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.2.

In 2011, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 188.2 billion and EUR 295.7 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes – for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.16.

Consolidated general government expenditure in 2011, as presented in the national accounts, amounted to a total of EUR 1,173.5 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 423.5 billion), social benefits in kind (EUR 207.4 billion) and employee compensation (EUR 199.8 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 127.7 billion), interest on public debt (EUR 67.7 billion), and gross capital formation (EUR 42.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2011	2010	2009	2008	2007

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	740.7	689.8	683.5	705.5	684.3
of which: Taxes (2)	587.8	548.9	546.3	572.6	558.4
Expenditure	781.2	798.1	744.4	714.1	689.6

Balance	-40.4	-108.3	-60.9	-8.6	-5.3
Social security funds
Revenue	525.9	515.2	491.4	485.7	476.3
Expenditure	510.8	512.9	506.6	478.5	465.5

Balance	15.1	2.3	-15.2	7.2	10.8
General Government
Revenue	1,148.2	1,079.8	1,066.0	1,088.2	1,062.3
Expenditure	1,173.5	1,185.8	1,142.1	1,089.6	1,056.8

Balance	-25.3	-106.0	-76.1	-1.4	5.5

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2011	2010	2009	2008	2007

	(EUR in billions)
Revenue	348.2	320.9	316.5	319.0	308.0
of which: Taxes (2)	304.6	284.4	280.9	285.8	279.0
Expenditure	374.6	400.9	354.6	334.2	326.9

Balance	-26.3	-80.0	-38.1	-15.2	-18.8

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2011	2010	2009	2008	2007

	(EUR in billions)
General public services	162.0	151.4	147.4	147.3	140.9
Defense	27.1	26.2	25.9	24.6	23.6
Public order and safety	40.8	39.6	38.4	37.5	36.6
Economic affairs	89.6	118.5	92.7	88.2	78.7
Environmental protection	17.1	16.8	19.1	13.8	13.3
Housing and community amenities	15.3	16.4	17.5	18.7	20.3
Health	181.4	178.3	174.4	164.8	158.5
Recreation, culture and religion	22.1	20.8	20.1	19.5	19.0
Education	110.4	106.3	102.7	98.3	95.6
Social protection	507.6	511.4	503.9	476.9	470.2

Total expenditure	1,173.5	1,185.8	1,142.1	1,089.6	1,056.8

________________

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2011, Germany’s general government deficit amounted to EUR 25.3 billion, or 1.0% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 83.0% in 2010 to 81.2% in 2011, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Staatliche Defizitquote im Jahr 2011 bei 1,0%, press release of February 24, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/02/PD12_064_813pdf.pdf?__blob=publicationFile); The European Union, Treaty on European Union (http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2011: 2,09 Billionen € bzw. 81,2% des BIP, press release of April 17, 2102 (http://www.bundesbank.de/download/presse/pressenotizen/2012/20120417.maastricht_schuldenstand.php).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2011 (1)	2010	2009	2008	2007

	(% of GDP)
General government deficit (-) / surplus (+) (2)	-1.0	-4.3	-3.2	-0.1	0.2
General government gross debt	81.2	83.0	74.4	66.7	65.2

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Deutsche Bundesbank, Monatsbericht März 2012, Table IX.1; Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2011: 2,09 Billionen € bzw. 81,2% des BIP, press release of April 17, 2102 (http://www.bundesbank.de/download/presse/pressenotizen/2012/20120417.maastricht_schuldenstand.php).

On December 2, 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013. As of April 2012, in addition to Germany, 22 other Member States are facing an EDP. With a deficit of 1.0% of GDP in 2011, Germany has reached the goal of bringing the deficit below 3% two years earlier than initially recommended by the Ecofin Council. The April 2012 update of the German stability program forecasts a general government deficit of 1% of GDP in 2012 and of 1/2% of GDP in 2013. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met commencing with 2012.

According to the April 2012 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to around 73% by 2016. The debt ratio, however, is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2016, the end of the current forecast horizon. The most important reason for this decrease is expected to be the liquidation of parts of the liquidation sub-agencies’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt ratio. Together, these effects are expected to lead to a decreasing debt ratio from 2012 onwards. In 2012, however, financial assistance provided as part of the support measures in order to combat the European sovereign debt crisis is expected to overcompensate the reducing effects and lead to an increase of the German debt ratio to 82%.

The Federal Republic participates in the stabilization measures for certain Euro Area Member States, bilaterally in the case of the first support package to Greece and through its participation in the EFSF for the second support package to Greece as well as for Ireland and Portugal. In all cases, the deficit ratio is not affected (apart from immaterial interest revenue effects). With respect to the measures extended by the EFSF and according to a Eurostat decision of January 2011, the Federal Republic – like any other Euro Area Member State participating in an EFSF support operation – must record its contribution in the general government gross debt ratio in proportion to the share of the guarantee it has provided. Similarly, the German loan to Greece extended by KfW affects the German debt ratio.

Sources: Council of the European Union, press release of December 2nd, 2009 (http://register.consilium.europa.eu/pdf/en/09/st16/st16838.en09.pdf); European Commission, Economic and Financial Affairs, EU Economic governance, Stability and Growth Pact, Excessive Deficit procedure (http://ec.europa.eu/economy_finance/economic_governance/sgp/deficit/index_en.htm);
Eurostat, The statistical recording of operations undertaken by the European Financial Stability Facility, press release of January 27, 2011 (http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-27012011-AP/EN/2-27012011-AP-EN.PDF); Bundesministerium der Finanzen, German Stability Programme 2012 Update
(http://www.bundesfinanzministerium.de/nn__4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/Deutsches__Stabilitaetsprogramm/1204181a1002,templateId=raw,property=publicationFile.pdf).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2016	2015	2014	2013	2012	2011

	(% of GDP)
Revenue	44 1/2	44 1/2	44 1/2	44 1/2	45	44.7
Total taxes	23 1/2	23 1/2	23 1/2	23 1/2	23 1/2	22.9
Social contributions	16 1/2	16 1/2	16 1/2	16 1/2	17	16.9
Property income	1	1	1	1	1	1.0
Other	3 1/2	3 1/2	3 1/2	3 1/2	3 1/2	3.8
Expenditure	44 1/2	44 1/2	44 1/2	45 1/2	46	45.7
Compensation of employees and intermediate consumption	12	12	12 1/2	12 1/2	12 1/2	12.7
Social payments	24 1/2	24 1/2	24 1/2	24 1/2	24 1/2	24.5
Interest expenditure	2 1/2	2 1/2	2 1/2	2 1/2	2 1/2	2.6
Subsidies	1	1	1	1	1	1.0
Gross fixed capital formation	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2	1.6
Other	3	3	3	3	3	3.1

General government deficit (-) / surplus (+)	0	0	-0	-1/2	-1	-1.0
Federal government	-0	-0	-1/2	-1/2	-1	-1.0
Länder governments	-0	-0	-1/2	-1/2	-1/2	-0.6
Municipalities	1/2	1/2	1/2	1/2	0	0.0
Social security funds	0	0	0	0	1/2	0.6
General government gross debt	73	76	78	80	82	81.2

________________

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2012 Update, Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/index.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://bundesrecht.juris.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/index.html).

Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

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In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://bundesrecht.juris.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://bundesrecht.juris.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz (http://bundesrecht.juris.de/energiestg/); Bundesministerium der Finanzen, Glossar, Tabaksteuer (http://www.bundesfinanzministerium.de/nn_39850/DE/BMF__Startseite/Service/Glossar/T/001__Tabaksteuer.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://bundesrecht.juris.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://bundesrecht.juris.de/stromstg/__3.html); Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary
(http://www.bundesfinanzministerium.de/nn_39840/DE/BMF__Startseite/Service/Glossar/O/001__Oekosteuer-Oekologische_20Steuerreform.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://bundesrecht.juris.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). The Federal Government seeks to correct the income tax rate to offset this tax burden. In December 2011, the Federal Government adopted a draft act to reduce additional tax burdens deriving from fiscal drag which is scheduled to be implemented in two stages, effective from January 1, 2013 and January 1, 2014 respectively. The objective is to prevent a higher average tax rate being imposed on taxpayers who receive a pay increase that simply keeps pace with inflation. This ensures that the government does not benefit from pay increases that do not improve the economic position of the taxpayer. The Federal Government stated that it plans to assess the effects of fiscal drag in the tax schedule every two years.

Source: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report: Boosting confidence – generating opportunities – continuing to grow with Europe, pp. 35-36 (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

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TAXES (1)

	2011	2010	2009	2008	2007

	(EUR in billions)
Current taxes	587.8	548.9	546.3	572.6	558.4
Taxes on production and imports	292.1	275.4	272.3	269.8	265.5
of which: Value-added tax	188.2	178.6	176.0	172.5	166.5
Current taxes on income and wealth	295.7	273.5	274.0	302.7	292.9
of which: Wage tax	174.1	162.4	168.1	173.0	162.3
Assessed income tax	31.7	31.6	33.3	32.6	30.6
Non-assessed taxes on earnings	25.1	22.5	24.3	30.9	27.3
Corporate tax	17.2	13.7	8.8	17.8	25.0
Capital taxes	4.3	4.4	4.5	4.8	4.2

Tax revenue of general government	592.1	553.3	550.9	577.3	562.6
Taxes of domestic sectors to EU	6.3	5.7	5.7	8.1	7.8

Taxes	598.4	559.0	556.5	585.5	570.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Table 3.4.3.16.

Government Participations

The Federal Republic held direct participations in 84 public and private enterprises, and various special funds held participations in 21 (20 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic and special funds held direct participations amounted to EUR 23.9 billion (EUR 18.0 billion for the participations held directly by the Federal Republic plus EUR 5.9 billion for the participations held by special funds) as of December 31, 2010 compared to EUR 25 billion as of December 31, 2009.

Sources: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2011, Chapters A and J paragraphs I and II; Bundesministerium der Finanzen, Beteiligungsbericht 2010, Chapters A and K paragraphs I and II.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2010.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0

Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG (1)	3,072	25.0 + 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2011, Chapters B, E and J paragraph II.

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Direct Debt of the Federal Government

As of December 31, 2011, the Federal Government’s direct debt totaled EUR 1,075.7 billion compared to EUR 1,065.3 billion as of December 31, 2010.

Sources: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, page 975-976.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 302.4 billion as of December 31, 2010. Of this amount, EUR 107.5 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act.

Source: Bundesministerium der Finanzen, Finanzbericht 2012, Overview 4, page 348.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2011 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information-III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2011

(EUR in millions)
Federal Bonds (Bundesanleihen)	650,736
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	46,000
Five-year Federal Notes (Bundesobligationen)	203,000
Federal Treasury Notes (Bundesschatzanweisungen)	136,000
Federal Savings Notes (Bundesschatzbriefe)	8,208
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	57,830
Federal Treasury Financing Paper (Finanzierungsschätze)	467
German Government Day-Bonds (Tagesanleihe des Bundes)	2,154
Further short-term debt (≤ 1 year)	1,115
Borrowers’ note loans (Schuldscheindarlehen)	12,061
Of which:
From residents	11,844
From non-residents	217
Old debt (1)	4,417
Of which:
Equalization claims	4,137
Other	40
Repurchased debt	46,364

Total	1,075,664

________________

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976.

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DEBT TABLES

1. Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
1.5% USD-Bonds of the Federal Republic of 2009 (2)	1.5	2009	2012	2,736
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	12,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	6,000

Total Federal Bonds				650,736

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.
(2)	The principal amount of the USD-Bonds was converted to euro at the exchange rate of the issue day.

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2. Inflation-linked Securities (1)

Title	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5		2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25		2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75		2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75		2011	2018	5,000

Total Inflation-linked Securities					46,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. Five-Year Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum)			(EUR in millions)
4.0% Bonds of 2007-Series 150	4.0	2007	2012	16,000
4.25% Bonds of 2007-Series 151	4.25	2007	2012	16,000
3.5% Bonds of 2008-Series 152	3.5	2008	2013	17,000
4.0% Bonds of 2008-Series 153	4.0	2008	2013	16,000
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000

Total Five-Year Federal Notes				203,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes (1)

Title	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
1.0% Notes of 2010	1.0		2010	2012	19,000
0.5% Notes of 2010	0.5		2010	2012	19,000
0.75% Notes of 2010	0.75		2010	2012	18,000
1.0% Notes of 2010	1.0		2010	2012	17,000
1.5% Notes of 2011	1.5		2011	2013	18,000
1.75% Notes of 2011	1.75		2011	2013	17,000
0.75% Notes of 2011	0.75		2011	2013	17,000
0.25% Notes of 2011	0.25		2011	2013	11,000

Total Federal Treasury Notes					136,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

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5. Federal Savings Notes (1)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.25% to 4.75%	2005 to 2011	2012 to 2018	8,208

6. Treasury Discount Paper (2)

	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
Treasury Discount Paper	0.0005% to 1.39%		2011	2012	57,830

7. Federal Treasury Financing Paper (4)

	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
Federal Treasury Financing Paper	0.05% to 1.53%		2010 to 2011	2012 to 2013	467

8. German Government Day-Bonds

	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
German Government Day-Bonds	variable, tied to EONIA		2008/ continuous tap	unlimited	2,154

9. Borrowers’ note loans (5)

	Interest rate		Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
Borrowers’ note loans
(Schuldscheindarlehen)	1.89% to 7.75%		1954 to 2011	2012 to 2037	12,061

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10. Further short-term debt (< 1 year)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum)			(EUR in millions)
Further short-term debt (< 1 year)	money market rates	2011	2012	1,115

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. Other Liabilities

Title	Interest rate		Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2011

	(% per annum	)			(EUR in millions	)
Old debt (1)	0% to 3%		Various	Various	4,417
Other debt (2)	Various		Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr. 38 of March 7, 2012, pages 975-976.

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2009	2010

	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	107,840	107,497
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	29,691	34,267
Loans in connection with EU agricultural policy measures	7,500	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	129,220	98,026
Contributions to international financing institutions	50,638	53,333
Co-financing of bilateral projects of German financial co-operation	1,294	2,254
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	4,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	331,192	302,385

Guarantee for a loan to Greece according to the German Financial Stability Act	—	22,400

Total guarantees	331,192	324,785

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer.

Sources: Bundesministerium der Finanzen, Finanzbericht 2011, Overview 4, page 337; Finanzbericht 2012, Overview 4, page 349.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the IMF. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 30, 2011, SDR 1 equaled EUR 1.18654.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF DECEMBER 31, 2011

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(U.S. $ in millions)
IMF (2)	22,362.0	22,362.0
International Bank for Reconstruction and Development (IBRD) (3)(4)	8,733.9	542.9
International Development Association (IDA) (3)(4)	22,225.7	22,225.7
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	48,622.2	2,431.1
African Development Bank (AfDB) (3)	4,140.5	303.6
African Development Fund (AfDF) (3)	3,517.5	3,108.1
Asian Development Bank (AsDB) (3)	7,050.0	352.6
Asian Development Fund (AsDF) (3)	1,921.0	1,878.3
Inter-American Development Bank (IDB) (3)	1,913.7	82.3
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	359.7	375.2
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	82.0	78.8
European Bank for Reconstruction and Development (EBRD) (3)(5)	2,618.9	689.6
Council of Europe Development Bank (CEB) (3)(5)	1,184.9	131.5

(1)	Subscriptions are in part committed in U.S. $, SDR or EUR. SDR or EUR commitments are converted to U.S. $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = U.S. $1.53527.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development. AsDB: On April 29, 2009 the Board of Governors adopted Resolution No. 336 increasing authorized capital stock from U.S. $60.8 billion to U.S. $166.2 billion (each member may subscribe for additional shares pursuant to the Resolution at any time until December 31, 2010). SDF and IFAD: The amounts as of December 31, 2009.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2011 (June 30, 2011); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2011 of EUR 1 per U.S. $1.29390.

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EXHIBIT (e)

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Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of (i) the translation of report dated March 9, 2012 with respect to consolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2011, and (ii) the translation of our report dated March 9, 2012 with respect to the unconsolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2011, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-167672) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our reports were given only with respect to the original and complete German consolidated financial statements and the original and complete German unconsolidated financial statements, respectively, and not to the English translation thereof.

We also consent in this regard to the reference to KPMG AG Wirtschaftsprüfungsgesellschaft under the heading “Financial Section” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt/Main, May 15, 2012

KPMG AG
Wirtschaftsprüfungsgesellschaft

By:	/s/ Bernhard
Bernhard

By:	/s/ Liebermann
Liebermann

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2011, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-167672) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 15, 2012

Federal Republic of Germany

By:	/s/ Elke Kallenbach
Elke Kallenbach Ministerialrätin (Head of Division)